Exhibit 99.1

SHINHAN FINANCIAL GROUP CO., LTD.

AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2014

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

The Board of Directors and Stockholders

Shinhan Financial Group Co., Ltd.:

We have audited the accompanying consolidated financial statements of Shinhan Financial Group Co., Ltd. and its subsidiaries (collectively the “Group”), which comprise the consolidated statements of financial position as at December 31, 2014 and 2013, the consolidated statements of comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Korean International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Korean Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as at December 31, 2014 and 2013 and of its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with Korean International Financial Reporting Standards.

Other matters

The accompanying consolidated statement of financial position of the Group as of December 31, 2013, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, were audited by us in accordance with the previous auditing standards generally accepted in the Republic of Korea.

The procedures and practices utilized in the Republic of Korea to audit such consolidated financial statements may differ from those generally accepted and applied in other countries.

KPMG Samjong Accounting Corp.

Seoul, Korea

March 10, 2015

This report is effective as of March 10, 2015, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2014 and 2013

(In millions of won)	Notes	2014		2013 (Restated see note 48)
Assets
Cash and due from banks	4,8,20	￦	20,584,838	16,472,509
Trading assets	4,9,20		24,362,176	18,033,298
Financial assets designated at fair value through profit or loss	4,10,20		2,737,375	3,360,765
Derivative assets	4,11		1,568,307	1,717,468
Loans, net	4,12,20		221,617,689	205,722,718
Available-for-sale financial assets	4,13,20,48		31,418,014	33,596,567
Held-to-maturity financial assets	4,13,20		13,373,384	11,031,307
Property and equipment, net	14,20		3,147,255	3,214,303
Intangible assets, net	15		4,152,843	4,226,378
Investments in associates	16		341,876	328,567
Current tax receivable			10,643	6,184
Deferred tax assets	42,48		228,356	196,410
Investment property, net	17		267,529	690,257
Other assets, net	4,18,48		14,202,627	12,451,007
Assets held for sale			8,892	242,815

Total assets		￦	338,021,804	311,290,553

Liabilities
Deposits	4,21	￦	193,709,738	178,809,881
Trading liabilities	4,22		2,688,734	1,258,283
Financial liabilities designated at fair value through profit or loss	4,23		8,996,181	5,909,130
Derivative liabilities	4,11,48		1,717,555	2,019,395
Borrowings	4,24		22,973,767	20,142,908
Debt securities issued	4,25		37,334,612	37,491,439
Liabilities for defined benefit obligations	26		309,457	117,655
Provisions	27		694,165	750,283
Current tax payable			256,993	239,174
Deferred tax liabilities	42		9,549	14,625
Liabilities under insurance contracts	28,48		17,776,280	15,661,827
Other liabilities	4,29		21,039,865	19,020,815

Total liabilities			307,506,896	281,435,415

Equity	30
Capital stock			2,645,053	2,645,053
Hybrid bonds			537,443	537,443
Capital surplus			9,887,335	9,887,335
Capital adjustments			(393,405)	(393,128)
Accumulated other comprehensive income	48		637,894	672,967
Retained earnings	48		15,869,779	14,188,480

Total equity attributable to equity holders of Shinhan Financial Group Co., Ltd.			29,184,099	27,538,150
Non-controlling interests	30		1,330,809	2,316,988

Total equity			30,514,908	29,855,138

Total liabilities and equity		￦	338,021,804	311,290,553

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2014 and 2013

(In millions of won)	Notes	2014		2013 (Restated see note 48)
Interest income		￦	12,060,507	12,591,322
Interest expense			(5,270,707)	(5,986,438)

Net interest income	32,48		6,789,800	6,604,884

Fees and commission income			3,560,500	3,489,668
Fees and commission expense			(2,091,342)	(2,103,313)

Net fees and commission income	33		1,469,158	1,386,355

Insurance income			4,221,120	4,230,013
Insurance expenses			(4,634,320)	(4,612,791)

Net insurance loss	28,48		(413,200)	(382,778)

Dividend income	34,48		175,798	155,984
Net trading income	35,48		262,492	74,912
Net foreign currency transaction gain			223,718	296,187
Net loss on financial instruments designated at fair value through profit or loss	36		(360,972)	(122,020)
Net gain on disposal of available-for-sale financial assets	13		680,931	700,609
Impairment losses on financial assets	37		(1,174,379)	(1,339,897)
General and administrative expenses	38		(4,462,883)	(4,202,550)
Other operating expenses, net	40		(535,653)	(539,687)

Operating income			2,654,810	2,631,999
Equity method income	16		30,580	7,286
Other non-operating income, net	41		182,186	37,268

Profit before income taxes			2,867,576	2,676,553

Income tax expense	42,48		667,965	621,214

Profit for the year	30,43,48	￦	2,199,611	2,055,339

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Continued)

For the years ended December 31, 2014 and 2013

(In millions of won, except earnings per share)	Notes	2014		2013 (Restated see note 48)
Other comprehensive income (loss) for the year, net of income tax
Items that are or may be reclassified to profit or loss:
Foreign currency translation adjustments for foreign operations		￦	(12,868)	(57,845)
Net change in unrealized fair value of available-for-sale financial assets			135,908	(268,943)
Equity in other comprehensive income of associates			6,255	(4,811)
Net change in unrealized fair value of cash flow hedges			(16,378)	6,089
Other comprehensive income (loss) of separate account			5,820	(1,829)

			118,737	(327,339)
Items that will never be reclassified to profit or loss:
Remeasurements of the defined benefit liability			(154,416)	18,599

Total other comprehensive loss, net of income tax	30,48		(35,679)	(308,740)

Total comprehensive income for the year		￦	2,163,932	1,746,599

Net income attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.	30,43,48	￦	2,081,110	1,898,577
Non-controlling interest			118,501	156,762

		￦	2,199,611	2,055,339

Total comprehensive income attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.	48	￦	2,046,037	1,591,423
Non-controlling interest			117,895	155,176

		￦	2,163,932	1,746,599

Earnings per share:	30,43,48
Basic and diluted earnings per share in won		￦	4,195	3,810

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the year ended December 31, 2013 (Restated, see note 48)

	Equity attributable to equity holders of Shinhan Financial Group Co., Ltd.
(In millions of won)	Capital stock		Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other compre- hensive income	Retained earnings	Sub-total	Non- controlling interests	Total
Balance at January 1, 2013	￦	2,645,053	537,443	9,887,199	(393,097)	980,121	12,715,172	26,371,891	2,541,253	28,913,144
Effect of prior period misstatement		—	—	—	—	—	(1,452)	(1,452)	—	(1,452)
Balance at January 1, 2013 (restated)		2,645,053	537,443	9,887,199	(393,097)	980,121	12,713,720	26,370,439	2,541,253	28,911,692
Total comprehensive income for the year
Profit for the year		—	—	—	—	—	1,898,577	1,898,577	156,762	2,055,339
Other comprehensive income (loss), net of income tax:
Foreign currency translation adjustments		—	—	—	—	(57,825)	—	(57,825)	(20)	(57,845)
Net change in unrealized fair value of available-for-sale financial assets		—	—	—	—	(267,694)	—	(267,694)	(1,249)	(268,943)
Equity in other comprehensive income of associates		—	—	—	—	(4,811)	—	(4,811)	—	(4,811)
Net change in unrealized fair value of cash flow hedges		—	—	—	—	6,089	—	6,089	—	6,089
Other comprehensive income of separate account		—	—	—	—	(1,829)	—	(1,829)	—	(1,829)
Remeasurements of defined benefit plans		—	—	—	—	18,916	—	18,916	(317)	18,599

Total other comprehensive income (loss)		—	—	—	—	(307,154)	—	(307,154)	(1,586)	(308,740)

Total comprehensive income		—	—	—	—	(307,154)	1,898,577	1,591,423	155,176	1,746,599

Other changes in equity
Dividends		—	—	—	—	—	(393,878)	(393,878)	—	(393,878)
Dividends to hybrid bonds		—	—	—	—	—	(29,939)	(29,939)	—	(29,939)
Change in other capital surplus		—	—	136	—	—	—	136	—	136
Change in other capital adjustments		—	—	—	(31)	—	—	(31)	—	(31)
Redemption of subsidiary’s hybrid bonds and others		—	—	—	—	—	—	—	(379,441)	(379,441)

		—	—	136	(31)	—	(423,817)	(423,713)	(379,441)	(803,153)

Balance at December 31, 2013 (restated)	￦	2,645,053	537,443	9,887,335	(393,128)	672,967	14,188,480	27,538,150	2,316,988	29,855,138

See accompanying notes to the consolidated financial statements

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity (Continued)

For the year ended December 31, 2014

	Equity attributable to equity holders of Shinhan Financial Group Co., Ltd.
(In millions of won)	Capital stock		Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other compre- hensive income	Retained earnings	Sub-total	Non- controlling interests	Total
Balance at January 1, 2014	￦	2,645,053	537,443	9,887,335	(393,128)	671,807	14,194,163	27,542,673	2,316,988	29,859,661
Change in accounting policy		—	—	—	—	1,160	(1,611)	(451)	—	(451)
Effect of prior period misstatement		—	—	—	—	—	(4,072)	(4,072)	—	(4,072)
Balance at January 1, 2014 (restated)		2,645,053	537,443	9,887,335	(393,128)	672,967	14,188,480	27,538,150	2,316,988	29,855,138
Total comprehensive income for the year
Profit for the year		—	—	—	—	—	2,081,110	2,081,110	118,501	2,199,611
Other comprehensive income (loss), net of income tax:
Foreign currency translation adjustments		—	—	—	—	(11,984)	—	(11,984)	(884)	(12,868)
Net change in unrealized fair value of available-for-sale financial assets		—	—	—	—	134,507	—	134,507	1,401	135,908
Equity in other comprehensive income of associates		—	—	—	—	6,255	—	6,255	—	6,255
Net change in unrealized fair value of cash flow hedges		—	—	—	—	(16,378)	—	(16,378)	—	(16,378)
Other comprehensive income of separate account		—	—	—	—	5,820	—	5,820	—	5,820
Remeasurements of defined benefit plans		—	—	—	—	(153,293)	—	(153,293)	(1,123)	(154,416)

Total other comprehensive income (loss)		—	—	—	—	(35,073)	—	(35,073)	(606)	(35,679)

Total comprehensive income		—	—	—	—	(35,073)	2,081,110	2,046,037	117,895	2,163,932

Other changes in equity
Dividends		—	—	—	—	—	(370,168)	(370,168)	—	(370,168)
Dividends to hybrid bonds		—	—	—	—	—	(29,940)	(29,940)	—	(29,940)
Change in other capital adjustments		—	—	—	(277)	—	—	(277)	—	(277)
Change in other retained earnings		—	—	—	—	—	297	297	—	297
Redemption of subsidiary’s hybrid bonds and others		—	—	—	—	—	—	—	(1,104,074)	(1,104,074)

		—	—	—	(277)	—	(399,811)	(400,088)	(1,104,074)	(1,504,162)

Balance at December 31, 2014	￦	2,645,053	537,443	9,887,335	(393,405)	637,894	15,869,779	29,184,099	1,330,809	30,514,908

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2014 and 2013

(In millions of won)	Notes	2014		2013 (Restated see note 48)
Cash flows from operating activities
Profit before income taxes		￦	2,867,576	2,676,553
Adjustments for:
Interest income	32		(12,060,507)	(12,591,322)
Interest expense	32		5,270,707	5,986,438
Dividend income	34		(175,798)	(155,984)
Net fees and commission expense			166,204	82,410
Net insurance loss	28		2,583,739	2,764,340
Net trading loss (gain)	35		151,525	227,976
Net foreign currency translation loss (gain)			31,356	(2,520)
Net loss (gain) on financial assets designated at fair value through profit or loss	36		117,137	(177,645)
Net gain on disposal of available-for-sale financial assets	13		(680,931)	(700,609)
Provision for credit losses	12		944,429	1,124,927
Impairment losses on other financial assets			229,951	214,970
Employee costs			143,330	80,600
Depreciation and amortization	38		312,966	319,730
Other operating loss (income)			(213,139)	61,074
Equity method income, net	16		(30,580)	(7,286)
Other non-operating loss (income), net			(117,933)	15,510

			(3,327,544)	(2,757,391)

Changes in assets and liabilities:
Due from banks			(4,542,186)	(1,954,448)
Trading assets and liabilities			(4,711,789)	(1,305,364)
Financial instruments designated at fair value through profit or loss			3,593,303	396,252
Derivative instruments			(261,032)	23,171
Loans			(16,978,229)	(7,444,790)
Other assets			(2,012,074)	(65,799)
Deposits			14,994,221	5,825,422
Liabilities for defined benefit obligations	26		(141,614)	(140,462)
Provisions	27		(128,531)	(105,796)
Other liabilities			3,079,941	(2,315,596)

			(7,107,990)	(7,087,410)

Income taxes paid			(667,784)	(695,725)
Interest received			11,732,050	12,499,754
Interest paid			(5,789,333)	(5,891,494)
Dividends received			212,381	156,196

Net cash used in operating activities		￦	(2,080,644)	(1,099,517)

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows (Continued)

For the years ended December 31, 2014 and 2013

(In millions of won)	Notes	2014		2013 (Restated see note 48)
Cash flows from investing activities
Proceeds from disposal of financial assets designated at fair value through profit or loss		￦	—	57,833
Acquisition of financial assets designated at fair value through profit or loss			—	(7,937)
Proceeds from disposal of available-for-sale financial assets			32,886,606	29,917,886
Acquisition of available-for-sale financial assets			(30,227,793)	(26,999,720)
Proceeds from redemption of held-to-maturity financial assets			2,667,782	2,393,951
Acquisition of held-to-maturity financial assets			(4,959,391)	(1,806,589)
Proceeds from disposal of property and equipment	14,41		32,377	29,021
Acquisition of property and equipment	14		(182,130)	(294,003)
Proceeds from disposal of intangible assets	15,41		10,275	8,097
Acquisition of intangible assets	15		(62,984)	(154,407)
Proceeds from disposal of investments in associates			77,592	27,466
Acquisition of investments in associates			(61,289)	(55,389)
Proceeds from disposal of investment property	17,41		676,496	38,085
Acquisition of investment property	17		(1,037)	(234,432)
Proceeds from disposal of assets held for sale			232,365	49,185
Net decrease (increase) in other assets			(128,080)	39,509
Proceeds from settlement of hedging derivative financial instruments for available-for-sale financial assets			—	2,073
Business combination, net of cash acquired	45		—	385,291

Net cash provided by investing activities			960,789	3,395,920

Cash flows from financing activities
Proceeds from borrowings			30,493,012	21,665,428
Repayments of borrowings			(27,895,195)	(21,142,955)
Proceeds from debt securities issued			10,262,773	10,338,560
Repayments of debt securities issued			(10,619,073)	(11,352,135)
Net increase (decrease) in other liabilities			(28,842)	31,893
Dividends paid			(399,791)	(424,014)
Payment of hedging derivative financial instruments for debt securities issued			(20,980)	(24,292)
Redemption of subsidiary’s hybrid bonds and others			(1,105,051)	(379,441)

Net cash provided by (used in) financing activities			686,853	(1,286,956)

Effect of exchange rate fluctuations on cash and cash equivalents held			16,237	3,964

Increase (decrease) in cash and cash equivalents			(416,765)	1,013,411

Cash and cash equivalents at beginning of period	45		6,021,176	5,007,765

Cash and cash equivalents at end of period	45	￦	5,604,411	6,021,176

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

1.	Reporting entity

Shinhan Financial Group Co., Ltd., the controlling company, and its subsidiaries included in consolidation (collectively the “Group”) are summarized as follows:

(a)	Controlling company

Shinhan Financial Group Co., Ltd. (the “Shinhan Financial Group”, or “Parent Company”) was incorporated on September 1, 2001 through a business combination involving the exchange of Shinhan Financial Group’s common stock with the former stockholders of Shinhan Bank, Shinhan Investment Corp., Shinhan Capital Co., Ltd. and Shinhan BNP Paribas AMC. Shinhan Financial Group’s shares were listed on the Korea Exchange on September 10, 2001 and Shinhan Financial Group’s American Depository Shares were listed on the New York Stock Exchange on September 16, 2003.

(b)	Ownership of Shinhan Financial Group and its major consolidated subsidiaries as of December 31, 2014 and 2013 are as follows:

			Date of financial information	Ownership (%)
Investor	Investee (*1)	Location		2014	2013
Shinhan Financial Group	Shinhan Bank	Korea	December 31	100.0	100.0
”	Shinhan Card Co., Ltd.	”	”	100.0	100.0
”	Shinhan Investment Corp.	”	”	100.0	100.0
”	Shinhan Life Insurance Co., Ltd.	”	”	100.0	100.0
”	Shinhan Capital Co., Ltd.	”	”	100.0	100.0
”	Jeju Bank	”	”	68.9	68.9
”	Shinhan Credit Information Co., Ltd.	”	”	100.0	100.0
”	Shinhan Private Equity	”	”	100.0	100.0
”	Shinhan BNP Paribas AMC	”	”	65.0	65.0
”	SHC Management Co., Ltd.	”	”	100.0	100.0
”	Shinhan Data system	”	”	100.0	100.0
”	Shinhan Savings Bank	”	”	100.0	100.0
”	Shinhan Aitas Co., Ltd.	”	”	99.8	99.8
Shinhan Bank	Shinhan Asia Limited	Hong Kong	”	99.9	99.9
”	Shinhan Bank America	USA	”	100.0	100.0
”	Shinhan Europe GmbH	Germany	”	100.0	100.0
”	Shinhan Khmer Bank (*2)	Cambodia	”	90.0	90.0
”	Shinhan Kazakhstan Bank	Kazakhstan	”	100.0	100.0
”	Shinhan Canada Bank	Canada	”	100.0	100.0
”	Shinhan China Limited	China	”	100.0	100.0
”	SBJ Bank	Japan	”	100.0	100.0
”	Shinhan Bank Vietnam	Vietnam	”	100.0	100.0
Shinhan Card Co., Ltd.	LLP MFO Shinhan Card kazakhstan	Kazakhstan	”	100.0	—
Shinhan Investment Corp.	Shinhan Investment Corp. America Inc.	USA	”	100.0	100.0
”	Shinhan Investment Corp. Asia Ltd.	Hong Kong	”	100.0	100.0
Shinhan Private Equity	HKC&T Co., Ltd.	Korea	September 30	100.0	100.0
”	Everdigm, Corp.	”	”	45.2	45.2
Shinhan BNP Paribas AMC	Shinhan BNP Asset Mgt HK Ltd.	Hong Kong	December 31	100.0	100.0

(*1)	Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.
(*2)	Shinhan Savings Bank’s interest of 3.3% in Shinhan Khmer Bank is not included.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

1.	Reporting entity (continued)

(c)	Consolidated structured entities

Consolidated structured entities are as follows:

Category	Consolidated structured entities	Description
Trust	19 trusts managed by Shinhan Bank including development trust	A trust is consolidated when the Group as a trustee is exposed to variable returns, for example, if principle or interest amounts of the entrusted properties falls below guaranteed amount, the Group should compensate it; and the Group has the ability to affect those returns.

Asset-Backed Securitization	MPC Yulchon Green I and 30 others	An entity for asset backed securitization is consolidated when the Group has the ability to dispose assets or change the conditions of the assets, is exposed to variable returns and has the ability to affect the variable returns providing credit enhancement and purchases of subordinated securities.

Structured Financing	SHPE Holdings One Co., Ltd. and 3 others	An entity established for structured financing relating to real estate, shipping, or mergers and acquisitions is consolidated, when the Group has granted credit to the entity, has sole decision-making authority of these entities due to the entities default, and is exposed to, or has rights to related variable returns.

Investment Fund	KoFC Shinhan Frontier Champ 2010-4 PEF and 46 others	An investment fund is consolidated, when the Group manages or invests assets of the investment funds on behalf of other investors, or has the ability to dismiss the manager of the investment funds, and is exposed to, or has rights to, the variable returns.

(*)	The Group provides credit enhancement for the consolidated structured entities providing ABCP purchase commitment amounting to ￦492,195 million for the purpose of credit enhancement of the structure entities.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

2.	Basis of preparation

(a)	Statement of compliance

The consolidated financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in The Act on External Audit of Stock Companies in the Republic of Korea.

The consolidated financial statements were authorized for issue by the Board of Directors on February 4, 2015, which will be submitted for approval to the shareholders’ meeting to be held on March 25, 2015.

(b)	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position.

•	derivative financial instruments are measured at fair value

•	financial instruments at fair value through profit or loss are measured at fair value

•	available-for-sale financial assets are measured at fair value

•	liabilities for cash-settled share-based payment arrangements are measured at fair value

•	financial liabilities designated as hedged items in a fair value hedge accounting of which changes in fair value attributable to the hedged risk are recognized in profit or loss

•	liabilities for defined benefit plans that are recognized at the net of the total present value of defined benefit obligations less the fair value of plan assets

(c)	Functional and presentation currency

The financial statements of the parent and each subsidiary are prepared in functional currency of the respective operation. These consolidated financial statements are presented in Korean won, which is the Parent Company’s functional currency and the currency of the primary economic environment in which the Group operates.

(d)	Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are evaluated on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future years affected.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

2.	Basis of preparation (continued)

(e)	Changes in accounting policies

Except for the changes below, the Group has consistently applied the accounting policies set out in Note 3 to all periods presented in these consolidated financial statements.

The Group has adopted the following amendments to standards and new interpretation with a date of initial application of January 1, 2014.

i)	Offsetting Financial Assets and Financial Liabilities (Amendments to K-IFRS No. 1032)

The Group has adopted amendments to K-IFRS No.1032, ‘Offsetting Financial Assets and Financial Liabilities’ since January 1, 2014. The amendments clarify the meaning of ‘currently has a legally enforceable right of set-off’. According to the amendments, the right to set off should not be contingent on a future event, and legally enforceable in the normal course of business, in the event of default, and in the event of insolvency or bankruptcy of the entity and all of the counterparties. The amendments also state that some gross settlement systems would be considered equivalent to net settlement if they eliminate or result in insignificant credit and liquidity risk and process receivables and payables in a single settlement process or cycle. The amendments do not have significant effects on the Group’s consolidated financial statements.

ii)	K-IFRS No.2121, ‘Levies’

The Group has adopted K-IFRS No.2121, ‘Levies’ since January 1, 2014. K-IFRS No. 2121 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. The new interpretation does not have significant effects on the Group’s consolidated financial statements.

iii)	Classification of hybrid financial instruments by the holder

The Group had previously classified its investments in hybrid financial instruments as investments in equity securities from the holder’s perspective. In 2014, the Group has determined that the host contract of a hybrid financial instruments can be classified as either equity or debt instruments based on the interpretation letter issued by Korea Accounting Institute. The Group reclassified hybrid bonds, of which total of face value is ￦130 billion as of December 31, 2014, held for investment purposes by Shinhan Life Insurance from equity securities to debt securities because the purpose of investment by Shinhan Life Insurance was to invest in debt securities for asset-liability management purpose. The Group has applied the changes in accounting policy retrospectively and restated the comparative prior year financial statements and the relevant disclosures in notes to the consolidated financial statements. See note 48 for the effect of the change in accounting policy.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

3.	Significant accounting policies

The significant accounting policies applied by the Group in preparation of its consolidated financial statements are included below. The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements except for the changes in accounting policies as explained in Note 2 (e).

(a)	Operating segments

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. All operating segments’ operating results are reviewed regularly by the Group’s CEO to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

Segment results that are reported to the CEO include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. The Group has reportable segments which consist of banking, credit card, securities, life insurance, and others.

(b)	Basis of consolidation

i)	Subsidiaries

Subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.

If a member of the Group uses accounting policies other than those adopted in the consolidated financial statements for the same transactions and events in similar circumstances, appropriate adjustments are made to its financial statements in preparing the consolidated financial statements.

ii)	Structured entity

The Group establishes or invests in various structured entities. A structured entity is an entity designed so that its activities are not governed by way of voting rights. When assessing control of a structured entity, the Group considers factors such as the purpose and the design of the investee; its practical ability to direct the relevant activities of the investee; the nature of its relationship with the investee; and the size of its exposure to the variability of returns of the investee. The Group does not recognize any non-controlling interests in the consolidated statements of financial position since the Group’s interests in these entities are recognized as liabilities of the Group.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

3.	Significant accounting policies (continued)

iii)	Intra-group transactions

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Intra-group losses are recognized as expense if intra-group losses indicate an impairment that requires recognition in the consolidated financial statements.

iv)	Non-controlling interests

Non-controlling interests in a subsidiary are accounted for separately from the parent’s ownership interests in a subsidiary. Each component of net profit or loss and other comprehensive income is attributed to the owners of the parent and non-controlling interest holders, even when the allocation reduces the non-controlling interest balance below zero.

(c)	Business combinations

i)	Business combinations

A business combination is accounted for by applying the acquisition method, unless it is a combination involving entities or businesses under common control.

Each identifiable asset and liability is measured at its acquisition-date fair value except for below:

•	Leases and insurance contracts are required to be classified on the basis of the contractual terms and other factors

•	Only those contingent liabilities assumed in a business combination that are a present obligation and can be measured reliably are recognized

•	Deferred tax assets or liabilities are recognized and measured in accordance with K-IFRS No.1012 Income Taxes

•	Employee benefit arrangements are recognized and measured in accordance with K-IFRS No.1019 Employee Benefits

•	Indemnification assets are recognized and measured on the same basis as the indemnified liability or asset

•	Reacquired rights are measured on the basis of the remaining contractual terms of the related contract

•	Liabilities or equity instruments related to share-based payment transactions are measured in accordance with the method in K-IFRS No.1102 Share-based Payment

•	Assets held for sale are measured at fair value less costs to sell in accordance with K-IFRS No.1105 Non-current Assets Held for Sale

As of the acquisition date, non-controlling interests in the acquiree are measured as the non-controlling interests’ proportionate share of the acquiree’s identifiable net assets.

The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the acquirer, the liabilities incurred by the acquirer to former owners of the acquiree and the equity interests issued by the acquirer. However, any portion of the acquirer’s share-based payment awards exchanged for awards held by the acquiree’s employees that are included in consideration transferred in the business combination shall be measured in accordance with the method described above rather than at fair value.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

3.	Significant accounting policies (continued)

Acquisition-related costs are costs the acquirer incurs to effect a business combination. Those costs include finder’s fees; advisory, legal, accounting, valuation and other professional or consulting fees; general administrative costs, including the costs of maintaining an internal acquisitions department; and costs of registering and issuing debt and equity securities. Acquisition-related costs, other than those associated with the issue of debt or equity securities, are expensed in the periods in which the costs are incurred and the services are received. The costs to issue debt or equity securities are recognized in accordance with K-IFRS No.1032 Financial Instruments: Presentation and K-IFRS No.1039 Financial Instruments: Recognition and Measurement.

ii)	Goodwill

The Group measures goodwill at the acquisition date as:

•	the fair value of the consideration transferred; plus

•	the recognized amount of any non-controlling interests in the acquiree; plus

•	if the business combination is achieved in stages, the fair value of the pre-existing equity interest in the acquiree; less

•	the net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed.

When the excess is negative, bargain purchase gain is recognized immediately in profit or loss.

When the Group additionally acquires non-controlling interest, the Group does not recognize goodwill since the transaction is regarded as equity transaction.

(d)	Investments in associates and joint ventures

An associate is an entity in which the Group has significant influence, but not control, over the entity’s financial and operating policies. Significant influence is presumed to exist when the Group holds between 20 and 50 percent of the voting power of another entity or when another entity is classified as a subsidiary by the Banking Act since the Group holds more than 15% of the voting power of another entity.

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

The investment in an associate and a joint venture is initially recognized at cost, and the carrying amount is increased or decreased to recognize the Group’s share of the profit or loss and changes in equity of the associate and the joint venture after the date of acquisition. Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Intra-group losses are recognized as expense if intra-group losses indicate an impairment that requires recognition in the consolidated financial statements.

If an associate or a joint venture uses accounting policies different from those of the Group for like transactions and events in similar circumstances, appropriate adjustments are made to its financial statements in applying the equity method.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

3.	Significant accounting policies (continued)

When the Group’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest, including any long-term investments, is reduced to nil and the recognition of further losses is discontinued except to the extent that the Group has an obligation or has to make payments on behalf of the investee for further losses.

(e)	Cash and cash equivalents

Cash and cash equivalents comprise cash balances and demand deposits with maturities of three months or less from the acquisition date that are subject to an insignificant risk of changes in their fair value, and are used by the Group in the management of its short-term commitments.

(f)	Non-derivative financial assets

The Group recognizes and measures non-derivative financial assets by the following four categories: financial assets at fair value through profit or loss, held-to-maturity investments, loans and receivables and available-for-sale financial assets. The Group recognizes financial assets in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the instrument.

Upon initial recognition, non-derivative financial assets are measured at their fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the asset’s acquisition or issuance.

i)	Financial assets at fair value through profit or loss

A financial asset is classified as at fair value through profit or loss if it is held for trading or is designated at fair value through profit or loss. Upon initial recognition, transaction costs are recognized in profit or loss when incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

A financial asset other than a financial asset held for trading may be designated as at FVTPL upon initial recognition if:

•	such designation eliminates or significantly reduces a recognition or measurement inconsistency that would otherwise arise; or

•	the financial asset forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Group’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

•	it forms part of a contract containing one or more embedded derivatives that would be required to be separated from the host contract.

ii)	Held-to-maturity financial assets

A non-derivative financial asset with a fixed or determinable payment and fixed maturity, for which the Group has the positive intention and ability to hold to maturity, are classified as held-to-maturity investments. Subsequent to initial recognition, held-to-maturity investments are measured at amortized cost using the effective interest method.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

3.	Significant accounting policies (continued)

iii)	Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method.

iv)	Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified as financial assets at fair value through profit or loss, held-to-maturity investments or loans and receivables. Subsequent to initial recognition, they are measured at fair value, which changes in fair value, net of any tax effect, recorded in other comprehensive income in equity. Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and derivatives that are linked to and must be settled by delivery of such unquoted equity instruments are measured at cost.

v)	De-recognition of financial assets

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognized as a separate asset or liability.

If the Group retains substantially all the risks and rewards of ownership of the transferred financial assets, the Group continues to recognize the transferred financial assets and recognizes financial liabilities for the consideration received.

vi)	Offsetting between financial assets and financial liabilities

Financial assets and financial liabilities are offset and the net amount is presented in the consolidated statement of financial position only when the Group currently has a legally enforceable right to offset the recognized amounts, and there is the intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

3.	Significant accounting policies (continued)

(g)	Derivative financial instruments including hedge accounting

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

i)	Hedge accounting

The Group holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk. The Group designated derivatives as hedging instruments to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Group formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

•	Fair value hedge – Changes in the fair value of a derivative hedging instrument designated as a fair value hedge are recognized in profit or loss. The gain or loss from remeasuring the hedging instrument at fair value for a derivative hedging instrument and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the consolidated statement of comprehensive income. The Group discontinues fair value hedge accounting if the hedging instrument expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria for hedge accounting. Any adjustment arising from gain or loss on the hedged item attributable to the hedged risk is amortized to profit or loss from the date the hedge accounting is discontinued.

•	Cash flow hedge – When a derivative is designated to hedge the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income, net of tax, and presented in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

•	Hedge of net investment – Foreign currency differences arising on the retranslation of a financial liability designated as a hedge of a net investment in a foreign operation are recognized in other comprehensive income to the extent that the hedge is effective. To the extent that the hedge is ineffective, such differences are recognized in profit or loss. When the hedged part of a net investment is disposed of, the relevant amount in the accumulated other comprehensive income is transferred to profit or loss as part of the profit or loss on disposal in accordance with K-IFRS No.1021, ‘The Effects of Changes in Foreign Exchange Rates’.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

3.	Significant accounting policies (continued)

ii)	Separable embedded derivatives

Embedded derivatives are separated from the host contract and accounted for separately only if the following criteria has been met: (a) the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract; (b) a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and (c) the hybrid instrument is not measured at fair value with changes in fair value recognized in profit or loss. Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

iii)	Other derivative financial instruments

Changes in the fair value of other derivative financial instrument not designated as a hedging instrument are recognized immediately in profit or loss.

iv)	Unobservable valuation differences at initial recognition

Any difference between the fair value of over the counter derivatives at initial recognition and the amount that would be determined at that date using a valuation technique in a situation in which the valuation is dependent on unobservable parameters is not recognized in profit or loss but is recognized on a straight-line basis over the life of the instrument or immediately when the fair value becomes observable.

(h)	Impairment of financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably. However, losses expected as a result of future events, regardless of likelihood, are not recognized.

In addition, for an investment in an equity security, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

If financial assets have objective evidence that they are impaired, impairment losses should be measured and recognized.

Objective evidence that a financial asset or group of assets is impaired includes observable data that comes to the attention of the holder of the asset about the following loss events:

•	significant financial difficulty of the issuer or obligor

•	a breach of contract, such as a default or delinquency in interest or principal payments;

•	the lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider

•	it becoming probable that the borrower will enter bankruptcy or other financial reorganisation

•	the disappearance of an active market for that financial asset because of financial difficulties

•	observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the group.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

3.	Significant accounting policies (continued)

i)	Loans and receivables

The Group first assesses whether objective evidence of impairment exists individually for loans and receivables that are individually significant, and individually or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognized are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss on loans and receivables has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate (i.e., the effective interest rate computed at initial recognition).

If the interest rate of a loan or receivable is a floating rate, the discount rate used to evaluate impairment loss is the current effective interest rate defined in the loan agreement. The present value of estimated future cash flows of secured financial assets is calculated by including cash flows from collateral after deducting costs to acquire and sell the collateral.

In assessing collective impairment, the Group rates and classifies financial assets, based on credit risk assessment or credit rating assessment process that takes into account asset type, industry, regional location, collateral type, delinquency and other relative factors.

Future cash flow of financial assets applicable to collective impairment assessment is estimated by using statistical modeling of historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management’s judgment as to whether current economic and credit conditions are such that the impairment losses are likely to be greater or less than suggested by historical modeling. In adjusting the future cash flow by historical modeling, the result has to be in line with changes and trends of observable data. Methodologies and assumptions used to estimate future cash flow are evaluated on a regular basis in order to reduce any discrepancy between impairment loss estimation and actual loss.

Impairment losses are recognized in profit or loss and reflected in an allowance account against loans and receivables. When a subsequent event causes the amount of impairment loss to decrease, and the decrease can be related objectively to an event occurring after the impairment was recognized, the decrease in impairment loss is reversed through profit or loss of the year.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

3.	Significant accounting policies (continued)

ii)	Available-for-sale financial assets

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income is reclassified from equity to profit or loss as a reclassification adjustment even though the financial asset has not been derecognized. Impairment losses recognized in profit or loss for an investment in an equity instrument classified as available-for-sale are not reversed through profit or loss. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss is recognized in profit or loss, the impairment loss is reversed, with the amount of the reversal recognized in profit or loss.

iii)	Held-to-maturity financial assets

An impairment loss in respect of held-to-maturity financial assets measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate and is recognized in profit or loss. Interest on the impaired asset continues to be recognized through the unwinding of the discount. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

3.	Significant accounting policies (continued)

(i)	Property and equipment

Property and equipment are initially measured at cost and after initial recognition, are carried at cost less accumulated depreciation and accumulated impairment losses. The cost of property and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Items of property and equipment are measured at cost less accumulated depreciation and accumulated impairment losses.

The cost of replacing a part of an item of property or equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Group and its cost can be measured reliably. The carrying amount of the replaced cost is derecognized. The cost of the day to day servicing of property and equipment are recognized in profit or loss as incurred.

Property and equipment are depreciated on a straight-line basis over the estimated useful lives, which most closely reflect the expected pattern of consumption of the future economic benefits embodied in the asset. Leased assets under finance lease are depreciated over the shorter of the lease term and their useful lives.

The estimated useful lives for the current and comparative years are as follows:

Descriptions	Depreciation method	Useful lives
Buildings	Straight-line	40 years
Other properties	Straight-line	4~5 years

Depreciation methods, useful lives and residual value are reassessed at each fiscal year-end and any adjustment is accounted for as a change in accounting estimate.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

3.	Significant accounting policies (continued)

(j)	Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Amortization of intangible assets except for goodwill is calculated on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which club memberships are expected to be available for use, this intangible asset is determined as having indefinite useful lives and not amortized.

Descriptions	Useful lives
Software, capitalized development cost	5 years
Other intangible assets	5 years or contract periods

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes are accounted for as changes in accounting estimates.

i)	Research and development

Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

ii)	Subsequent expenditures

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

(k)	Investment property

Property held for the purpose of earning rentals or benefiting from capital appreciation is classified as investment property. Investment property is measured initially at its cost. Transaction costs are included in the initial measurement. Subsequently, investment property is carried at depreciated cost less any accumulated impairment losses.

The estimated useful lives for the current and comparative years are as follows:

Descriptions	Depreciation method	Useful lives
Buildings	Straight-line	40 years

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

3.	Significant accounting policies (continued)

(l)	Leased assets

i)	Classification of a lease

The Group classifies and accounts for leases as either a finance or operating lease, depending on the terms. Leases where the lessee assumes substantially all of the risks and rewards of ownership are classified as finance leases. All other leases are classified as operating leases.

ii)	Lessee

Under a finance lease, the lessee recognizes the leased asset and a liability for future lease payments. Upon initial recognition the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.

Under an operating lease, the lessee recognizes the lease payments as expense over the lease term and does not recognize the leased asset in its statement of financial position.

iii)	Lessor

Under a finance lease, the lessor recognizes a finance lease receivable. Over the lease term the lessor accrues interest income on the net investment. The receipts under the lease are allocated between reducing the net investment and recognizing finance income, so as to produce a constant rate of return on the net investment.

Under an operating lease, the lessor recognizes the lease payments as income over the lease term and the leased asset in its statement of financial position.

(m)	Assets held for sale

Non-current assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sale rather than through continuing use, are classified as held for sale. In order to be classified as held for sale, the asset (or disposal group) must be available for immediate sale in its present condition and its sale must be highly probable. The assets or disposal group that are classified as non-current assets held for sale are measured at the lower of their carrying amount and fair value less cost to sell.

The Group recognizes an impairment loss for any initial or subsequent write-down of an asset (or disposal group) to fair value less costs to sell, and a gain for any subsequent increase in fair value less costs to sell, up to the cumulative impairment loss previously recognized in accordance with K-IFRS No. 1036 Impairment of Assets.

An asset that is classified as held for sale or part of a disposal group classified as held for sale is not depreciated (or amortized).

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

3.	Significant accounting policies (continued)

(n)	Impairment of non-financial assets

The carrying amounts of the Group’s non-financial assets, other than assets arising from employee benefits, deferred tax assets and assets held for sale, are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount.

The Group estimates the recoverable amount of an individual asset. If it is impossible to measure the individual recoverable amount of an asset, then the Group estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflect current market assessments of the time value of money and the risks specific to the asset or CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount. Impairment losses are recognized in profit or loss.

Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergies arising from the goodwill acquired. Any impairment identified at the CGU level will first reduce the carrying value of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

3.	Significant accounting policies (continued)

(o)	Non-derivative financial liabilities

The Group classifies non-derivative financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement and the definitions of financial liabilities. The Group recognizes financial liabilities in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the financial liability.

i)	Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition. Subsequent to initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the acquisition are recognized in profit or loss as incurred.

The criteria for designation of financial liabilities at FVTPL upon initial recognition are the same as those of financial assets at FVTPL.

ii)	Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the acquisition. Subsequent to initial recognition, other financial liabilities are measured at amortized cost using the effective interest method.

The Group derecognizes a financial liability from the consolidated statement of financial position when it is extinguished (i.e. when the obligation specified in the contract is discharged, cancelled or expires).

(p)	Foreign currency

i)	Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value is determined.

Foreign currency differences arising on translation are recognized in profit or loss, except for differences arising on the translation of available-for-sale equity instruments, a financial liability designated as a hedge of the net investment in a foreign operation (see iii) below), or in a qualifying cash flow hedge, which are recognized in other comprehensive income. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

3.	Significant accounting policies (continued)

ii)	Foreign operations

If the presentation currency of the Group is different from a foreign operation’s functional currency, the financial statements of the foreign operation are translated into the presentation currency using the following methods:

The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy, are translated to presentation currency at exchange rates at the reporting date. The income and expenses of foreign operations are translated to functional currency at exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation is treated as assets and liabilities of the foreign operation. Thus they are expressed in the functional currency of the foreign operation and translated at the closing rate.

When a foreign operation is disposed of, the relevant amount in the translation is transferred to profit or loss as part of the profit or loss on disposal. In any other partial disposal of a foreign operation, the relevant proportion is reclassified to profit or loss.

Foreign exchange gains or losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely to occur in the foreseeable future and which in substance is considered to form part of the net investment in the foreign operation, are recognized in other comprehensive income in the translation reserve.

iii)	Net investment in a foreign operation

If the settlement of a monetary item receivable from or payable to a foreign operation is neither planned nor likely to occur in the foreseeable future, then foreign currency difference arising on the item which in substance is considered to form part of the net investment in the foreign operation, are recognized in the other comprehensive income and shall be reclassified to profit or loss on disposal of the investment.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

3.	Significant accounting policies (continued)

(q)	Equity

i)	Capital stock

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

Preference share capital is classified as equity if it is non-redeemable, or redeemable only at the Group’s option, and any dividends are discretionary. Dividends thereon are recognized as distributions within equity upon approval by the Group’s shareholders.

Preference share capital is classified as a liability if it is redeemable on a specific date or at the option of the shareholders, or if dividend payments are not discretionary. Dividends thereon are recognized as interest expense in profit or loss as accrued.

ii)	Hybrid bonds

The Group classifies issued financial instruments, or their component parts, as a financial liability or an equity instrument depending on the substance of the contractual arrangement of such financial instruments. Hybrid bonds where the Group has an unconditional right to avoid delivering cash or another financial asset to settle a contractual obligation are classified as equity instruments and presented in equity.

iii)	Capital adjustments

Changes in ownership interests in a subsidiary that do not result in a loss of control, such as the subsequent purchase or sale by a parent of a subsidiary’s equity instruments, are accounted for as equity transactions in capital adjustments.

(r)	Employee benefits

i)	Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render the related service. When an employee has rendered service to the Group during an accounting period, the Group recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

ii)	Other long-term employee benefits

Other long-term employee benefits include employee benefits that are settled beyond 12 months after the end of the period in which the employees render the related service, and are calculated at the present value of the amount of future benefit that employees have earned in return for their service in the current and prior periods, less the fair value of any related assets. The present value is determined by discounting the expected future cash flows using the interest rate of corporate bonds that have maturity dates approximating the terms of the Group’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. Any actuarial gains and losses are recognized in profit or loss in the period in which they arise.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

3.	Significant accounting policies (continued)

iii)	Retirement benefits: defined contribution plans

When an employee has rendered service to the Group during a period, the Group recognizes the contribution payable to a defined contribution plan in exchange for that service as a liability (accrued expense), after deducting any contribution already paid. If the contribution already paid exceeds the contribution due for service before the end of the reporting period, the Group recognizes that excess as an asset (prepaid expense) to the extent that the prepayment will lead to a reduction in future payments or a cash refund.

iv)	Retirement benefits: defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Group’s net obligation in respect of defined benefit plans is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of plan assets is deducted. The calculation is performed annually by an independent actuary using the projected unit credit method.

Remeasurements of the net defined benefit liability, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in other comprehensive income. The Group determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Net interest expense and other expenses related to defined benefit plans are recognized in personnel expenses in profit or loss.

The discount rate is the yield at the reporting date on high-quality corporate bonds that have maturity dates approximating the terms of the Group’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Group recognizes service cost and net interest on the net defined benefit liability (asset) in profit or loss and remeasurements of the net defined benefit liability (asset) in other comprehensive income.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. The Group recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

3.	Significant accounting policies (continued)

v)	Termination benefits

Termination benefits are recognized as an expense when the Group is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognized as an expense if the Group has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably. If benefits are payable more than 12 months after the reporting period, then they are discounted to their present value.

(s)	Share-based payment transactions

The grant date fair value of share-based payment awards granted to employees is recognized as an employee expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date. For share-based payment awards with non-vesting conditions, the grant date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

The fair value of the amount payable to employees in respect of share appreciation rights, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities, over the period that the employees unconditionally become entitled to payment. The liability is remeasured at each reporting date and at settlement date. Any changes in the fair value of the liability are recognized as personnel expense in profit or loss.

(t)	Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

Provision shall be used only for expenditures for which the provision was originally recognized.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

3.	Significant accounting policies (continued)

(u)	Financial guarantee contract

A financial guarantee contract is a contract that requires the issuer (the Group) to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due in accordance with the original or modified terms of a debt instrument.

Financial guarantee contracts are initially measured at their fair values and, if not designated as at fair value through profit or loss, are subsequently measured at the higher of:

•	The amount determined in accordance with K-IFRS No.1037 Provisions, Contingent Liabilities and Contingent Assets and

•	The initial amount recognized, less, when appropriate, cumulative amortization recognized in accordance with K-IFRS No.1018. Revenue

(v)	Insurance contracts

Insurance contracts are defined as “a contract under which one party (the insurer) accepts significant insurance risk from another party by agreeing to compensate the policyholder if a specified uncertain future event adversely affects the policyholder”. A contract that qualifies as an insurance contract remains an insurance contract until all rights and obligations are extinguished or expire. Such a contract that does not contain significant insurance risk is classified as an investment contract and is within the scope of K-IFRS No.1039, Financial Instruments, Recognition and Measurement to the extent that it gives rise to a financial asset or financial liability, except if the investment contract contains a Discretionary Participation Features (“DPF”). If the contract has a DPF, the contract is subject to K-IFRS No.1104, Insurance Contracts.

i)	Reserves for insurance contracts

The Group accounts for insurance contracts based on the Insurance Business Law and other related Insurance Supervisory Regulation. These insurance contracts are calculated based on insurance terms, premium and policy reserves approved by the Financial Supervisory Commission, as follows:

•	Premium reserve - Premium reserve is a liability to prepare for the future claims on the valid contracts. Premium reserve is calculated by deducting discounted net premium from the discounted claims expected to be paid in the future period.

•	Unearned premium reserve - Unearned premium reserve represents the portion of premiums written which is applicable to the unexpired portion of policies in force.

•	Guarantee reserve - At the end of reporting period, the Group is required to make reserve on the outstanding insurance contracts to guarantee a certain level of benefit payments for the amount equals to the average amount of net losses of the worst 30% cases forecasted by scenarios or the standard reserve amount by insurance type and the lowest insured amount, whichever is greater.

•	Reserve for outstanding claims - Reserve for outstanding claims is an estimate of loss for insured events that have occurred prior to the date of the statement of financial position but for which a fixed value cannot be determined, which includes the following:

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

3.	Significant accounting policies (continued)

•	Estimated amount: The expenses to be incurred in the course of settlement of the insured event, such as lawsuit or arbitration (if partial amount is settled, the remainder is recognized)

•	Reserve for ineffective contracts: Reserve for ineffective contracts due to default in premium payment (Partial amount of surrender value)

•	Unpaid claims: The amount of claims, surrender value and dividend to be paid is determined but not paid yet

•	IBNR (Incurred But Not Reported): Estimated amount using a reasonable statistical method considering the company’s experience rate

•	Reserve for participating policyholder’s dividend - In accordance with regulations and policy terms, reserves for participating policyholder’s dividend are provided for dividend to be paid to the policyholders and comprise the current reserve for policyholder’s dividend and the future reserve for policyholder’s dividend. The current reserve for policyholder’s dividend is the fixed payable dividend amount but not paid at the end of the reporting period and the future reserve for policyholder’s dividend is the calculated policyholder’s dividend amount factoring in estimated policy termination rates for the valid insurance policy as at the end of the reporting period.

ii)	Policyholders’ equity adjustment

At year end, unrealized holding gains and losses on available-for-sale securities are allocated to policyholders’ equity adjustment by the ratio of the average policy reserve of the participating and non-participating contracts or the ratio of the investment source at the new acquisition year based on the date of acquisition.

iii)	Liability adequacy test (the “LAT”)

Liability adequacy tests are performed by the Group in order to ensure the adequacy of the contract liabilities, net of related deferred acquisition costs and deferred policyholders’ participation liability or asset.

iv)	Reinsurance contracts

Transactions relating to reinsurance assumed and ceded are accounted for in the consolidated statements of financial position and comprehensive income in a similar way to direct business transactions provided that these contracts meet the insurance contracts classification requirements and in agreement with contractual clauses.

v)	Deferred acquisition costs (the “DAC”)

Policy acquisition costs, which include commissions, certain direct and incremental underwriting and agency expenses associated with acquiring insurance policies, are deferred and amortized using the straight-line method over the contract year, up to seven years. Actual acquisition costs incurred in excess of estimated acquisition costs are expensed.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

3.	Significant accounting policies (continued)

(w)	Financial income and expense

i)	Interest

Interest income and expense are recognized in profit or loss using the effective interest method. The effective interest rate is the rate that exactly discounts the estimated future cash payments and receipts through the expected life of the financial asset or liability (or, where appropriate, a shorter year) to the carrying amount of the financial asset or liability. When calculating the effective interest rate, the Group estimates future cash flows considering all contractual terms of the financial instrument, but not future credit losses.

The calculation of the effective interest rate includes all fees and points paid or received that are an integral part of the effective interest rate. Transaction costs include incremental costs that are directly attributable to the acquisition or issue of a financial asset or liability.

Once an impairment loss has been recognized on a loan, although the accrual of interest in accordance with the contractual terms of the instrument is discontinued, interest income is recognized at the rate of interest that was used to discount estimated future cash flows for the purpose of measuring the impairment loss.

ii)	Fees and commission

Fees and commission income and expense that are integral to the effective interest rate on a financial asset or liability are included in the measurement of the effective interest rate.

Fees and commission income, including account servicing fees, investment management fees, sales commission, placement fees and syndication fees, are recognized as the related services are performed. When a loan commitment is not expected to result in the draw-down of a loan, the related loan commitment fees are recognized on a straight-line basis over the commitment period.

Fees and commission expense relate mainly to transaction and service fees, which are expensed as the services are received.

iii)	Dividends

Dividend income is recognized when the right to receive income is established.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

3.	Significant accounting policies (continued)

(x)	Customer loyalty program

For customer loyalty programmes, the fair value of the consideration received or receivable in respect of the initial sale is allocated between award credits (“points”) and other components of the fee and commission income. The Group provides awards, in the form of price discounts and by offering a variety of gifts. The fair value allocated to the points is estimated by reference to the fair value of the monetary and/or non-monetary benefits for which they could be redeemed. The fair value of the benefits is estimated taking into account the expected redemption rate and the timing of such expected redemptions. Such amount is deferred and recognized as unearned revenue. Unearned revenue is recognized only when the points are redeemed and the Group has fulfilled its obligations to provide the benefits. The amount of revenue recognized in those circumstances is based on the number of points that have been redeemed in exchange for benefits, relative to the total number of points that are expected to be redeemed.

A provision for onerous contracts is recognized when the expected benefits to be derived by the Group from customer loyalty programmes are lower than the unavoidable cost of meeting its obligations under the programmes.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

3.	Significant accounting policies (continued)

(y)	Income tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

i)	Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

ii)	Deferred tax

Deferred tax is recognized, using the asset-liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. A deferred tax liability is recognized for all taxable temporary differences. A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which they can be utilized. However, deferred tax is not recognized for the following temporary differences: taxable temporary differences arising on the initial recognition of goodwill, or the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting profit or loss nor taxable income.

The Group files its national income tax return with the Korean tax authorities under the consolidated corporate tax system, which allows it to make national income tax payments based on the combined profits or losses of the Controlling Company and its wholly owned domestic subsidiaries. Deferred taxes are measured based on the future tax benefits expected to be realized in consideration of the expected combined profits or losses of eligible companies in accordance with the consolidated corporate tax system. Consolidated corporate tax amounts, once determined, are allocated to each of the subsidiaries and are used as a basis for the income taxes to be recorded in their separate financial statements.

The Group recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Group recognizes a deferred tax asset for all deductible temporary differences arising from investments in subsidiaries and associates, to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and reduces the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

3.	Significant accounting policies (continued)

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if there is a legally enforceable right to offset the related current tax liabilities and assets, and they relate to income taxes levied by the same tax authority and they intend to settle current tax liabilities and assets on a net basis.

(z)	Accounting for trust accounts

The Group accounts for trust accounts separately from its group accounts under the Financial Investment Services and Capital Markets Act and thus the trust accounts are not included in the consolidated financial statements except Guaranteed Fixed Rate Money Trusts controlled by the Group, based on an evaluation of the substance of its relationship with the Group and the SPE’s risks and rewards. Funds transferred between Group account and trust accounts are recognized as borrowings from trust accounts in other liabilities with fees for managing the accounts recognized as non-interest income by the Group.

(aa)	Earnings per share

The Group presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Group by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise convertible notes and share options granted to employees.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

3.	Significant accounting policies (continued)

(ab)	New standards and interpretations not yet adopted

The following new standards, interpretations and amendments to existing standards have been published and are mandatory for the Group for annual periods beginning after January 1, 2014, and the Group has not early adopted them.

Management is in the process of evaluating the impact of the amendments on the Group’s consolidated financial statements, if any.

i)	K-IFRS No. 1108, ‘Operating Segments’

The amendment requires the disclosure of judgements made by management in applying the aggregation criteria. The disclosures include a brief description of the operating segments that have been aggregated and the economic indicators that have been assessed in determining whether the operating segments share the similar economic characteristics. In addition, this amendment clarifies that a reconciliation of the total of the reportable segments’ assets to the entity’s total assets is required only when the information is regularly provided to the entity’s chief operating decision maker. The amendment is effective for annual periods beginning on or after July 1, 2014.

ii)	K-IFRS No. 1102, ‘Share-based Payment’

The amendment clarifies the definition of ‘vesting condition’ by separately defining ‘performance condition’ and ‘service condition’. The amendment is effective for annual periods beginning on or after July 1, 2014.

iii)	K-IFRS No. 1103, ‘Business Combinations’

The amendment clarifies the classification and measurement of contingent consideration in a business combination. When a contingent consideration is a financial instrument, its classification as a liability or equity shall be determined in accordance with K-IFRS No. 1032 and the contingent consideration that is classified as an asset or a liability shall be subsequently measured at fair value of which the changes recognised in profit or loss. In addition, this amendments clarifies that the standard does not apply to the accounting for all types of joint arrangements. The amendment is effective for annual periods beginning on or after July 1, 2014.

iv)	K-IFRS No. 1113, ‘Fair Value Measurement’

The amendment allows entities to measure short-term receivables and payables that have no stated interest rate at their invoiced amounts without discounting, given the discount is immaterial. In addition, this amendment clarifies that the portfolio exception can be applies to contracts in the scope of K-IFRS No. 1039 even though the contracts do not meet the definition of a financial asset or financial liability. The amendment is effective for annual periods beginning on or after July 1, 2014.

v)	K-IFRS No. 1024, ‘Related Party Disclosures’

The definition of a ‘related party’ is extended to include a management entity that provides key management personnel services to the reporting entity, either directly or through a group entity. The reporting entity is required to separately disclose the expense amount recognised for the key management personnel services. The amendment is effective for annual periods beginning on or after July 1, 2014.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

3.	Significant accounting policies (continued)

vi)	K-IFRS No. 1019, ‘Employee Benefits’

The amendments introduce a practical expedient to accounting for defined benefit plan, when employees or third parties pay contributions if certain criteria are met. A company is permitted (but not required) to recognise those contributions as a reduction of the service cost in the period in which the related service is rendered. Service-linked contributions from employees or third parties should be reflected in determining the net current service cost and the defined benefit obligation, and should be attributed to the periods of service using the same method as used for calculating the gross benefits or on a straight line basis. The amendment is effective for annual periods beginning on or after July 1, 2014.

vii)	K-IFRS No. 1111, ‘Joint Arrangements’

The amendment requires the business combination accounting to be applied to an acquisition of interests in a joint operation that constitutes a business. In addition, when business combination accounting applies to the acquisition of additional interests in a joint operation while the joint operator retains joint control, the additional interest acquired shall be measured at fair value but the previously held interests in the joint operation shall not be re-measured. The amendment is effective for annual periods beginning on or after January 1, 2016, with early adoption permitted.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

4.	Financial risk management

(a)	Overview

As a financial services provider, the Group is exposed to various risks relating to lending, credit card, insurance, securities investment, trading and leasing businesses, its deposit taking and borrowing activities in addition to the operating environment.

The principal risks to which the Group is exposed are credit risk, market risk, interest rate risk, liquidity risk and operational risk. These risks are recognized, measured and reported in accordance with risk management guidelines established at the controlling company level and implemented at the subsidiary level through a carefully stratified checks-and-balances system.

i)	Risk management principles

The Group risk management is guided by the following core principles:

•	identifying and managing all inherent risks;

•	standardizing risk management process and methodology;

•	ensuring supervision and control of risk management independent of business activities;

•	continuously assessing risk preference;

•	preventing risk concentration;

•	operating a precise and comprehensive risk management system including statistical models; and

•	balancing profitability and risk management through risk-adjusted profit management.

ii)	Risk management organization

The Group risk management system is organized along the following hierarchy: from the top and at the controlling company level, the Group Risk Management Committee, the Group Risk Management Council, the Chief Risk Officer and the Group Risk Management Team, and at the subsidiary level, the Risk Management Committees and the Risk Management Team of the relevant subsidiary. The Group Risk Management Committee, which is under the supervision of the controlling company’s board of directors, sets the basic group wide risk management policies and strategies. The controlling company’s Chief Risk Officer reports to the Group Risk Management Committee, and the Group Risk Management Council, whose members consist of the controlling company’s Chief Risk Officer and the risk management team heads of each of subsidiaries, coordinates the risk management policies and strategies at the group level as well as at the subsidiary level among each of subsidiaries. Each of subsidiaries also has a separate Risk Management Committee, Risk Management Working Committee and Risk Management Team, whose tasks are to implement the group wide risk management policies and strategies at the subsidiary level as well as to set risk management policies and strategies specific to such subsidiary in line with the group wide guidelines. The Group also has the Group Risk Management Team, which supports the controlling company’s Chief Risk Officer in his or her risk management and supervisory role.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

4.	Financial risk management (continued)

In order to maintain the group wide risk at an appropriate level, the Group use a hierarchical risk limit system under which the Group Risk Management Committee assigns reasonable risk limits for the entire group and each subsidiary, and the Risk Management Committee and the Management Council of each subsidiary manage the subsidiary-specific risks by establishing and managing risk limits in more detail by type of risk and type of product for each department and division within such subsidiary.

The Group Risk Management Committee consists of directors of the controlling company. The Group Risk Management Committee convenes at least once every quarter and may also convene on an ad hoc basis as needed. Specifically, the Group Risk Management Committee does the following: (i) establish the overall risk management policies consistent with management strategies, (ii) set reasonable risk limits for the entire group and each of subsidiaries, (iii) approve appropriate investment limits or allowed loss limits, (iv) enact and amends risk management regulations, and (v) decide other risk management-related issues the Board of Directors or the Group Risk Management Committee sees fit to discuss. The results of the Group Risk Management Committee meetings are reported to the Board of Directors of the controlling company. The Group Risk Management Committee makes decisions through affirmative votes by a majority of the committee members.

The Group Risk Management Council is comprised of the controlling company’s chief risk officer, head of risk management team, and risk officers from each subsidiary. The Group Risk Management Council holds meetings for risk management executives from each subsidiary to discuss the Group’s group wide risk management guidelines and strategy in order to maintain consistency in the group wide risk policies and strategies.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

4.	Financial risk management (continued)

iii)	Risk management framework

The Group takes the following steps to implement the foregoing risk management principles:

•	Risk capital management – Risk capital refers to capital necessary to compensate for losses in case of a potential risk being realized, and risk capital management refers to the process of asset management based on considerations of risk exposure and risk appetite among total assets so that the Group can maintain an appropriate level of risk capital. As part of the Group’s risk capital management, the Group has adopted and maintains various risk planning processes and reflect such risk planning in the Group’s business and financial planning. The Group also has adopted and maintains a risk limit management system to ensure that risks in the Group’s business do not exceed prescribed limits.

•	Risk monitoring – The Group proactively, preemptively and periodically review risks that may impact our overall operations, including through a multidimensional risk monitoring system. Currently, each of subsidiaries is required to report to the controlling company any factors that could have a material impact on the group-wide risk management, and the controlling company reports to the Group’s chief risk officer and other members of the Group’s senior management the results of risk monitoring on a weekly, monthly and on an ad hoc basis as needed. In addition, the Group perform preemptive risk management through a “risk dashboard system” under which the Group closely monitor any increase in asset size, risk levels and sensitivity to external factors with respect to the major asset portfolios of each of subsidiaries, and to the extent such monitoring yields any warning signals, the Group promptly analyze the causes and, if necessary, formulate and implement actions in response to these warning signals.

•	Risk review – Prior to entering any new business, offering any new products or changing any major policies, the Group reviews relevant risk factors based on a prescribed risk management checklist and, in the case of changes for which assessment of risk factors is difficult, supports reasonable decision-making in order to avoid taking any unduly risky action. The risk management departments of all subsidiaries are required to review all new businesses, products and services prior to their launch and closely monitor the development of any related risks following their launch, and in the case of any action that involves more than one subsidiary, the relevant risk management departments are required to consult with the risk management team at the controlling company level prior to making any independent risk reviews.

•	Risk management – The Group maintain a group wide risk management system to detect the signals of any risk crisis and, in the event of a crisis actually happening, to respond on a timely, efficient and flexible basis so as to ensure the Group’s survival as a going concern. Each subsidiary maintains crisis planning for three levels of contingencies, namely, “alert”, “imminent crisis” and “crisis”, determination of which is made based on quantitative and qualitative monitoring and consequence analysis, and upon the happening of any such contingency, is required to respond according to a prescribed contingency plan. At the controlling company level, the Group maintains and installs crisis detection and response system which is applied consistently group wide, and upon the happening of any contingency at two or more subsidiary level, the Group directly takes charge of the situation so that the Group manages it on a concerted group wide basis.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

4.	Financial risk management (continued)

(b)	Credit risk

i)	Credit risk management

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s receivables from customers and investment securities. The Group’s credit risk management encompasses all areas of credit that may result in potential economic loss, including not just transactions that are recorded on balance sheets, but also off-balance-sheet transactions such as guarantees, loan commitments and derivatives transactions.

•	Credit Risk Management of Shinhan Bank

Major policies for Shinhan Bank’s credit risk management, including Shinhan Bank’s overall credit risk management plan and credit policy guidelines, are determined by the Risk Policy Committee of Shinhan Bank, the executive decision-making body for management of credit risk. The Risk Policy Committee is headed by the Chief Risk Officer, and also comprises of the Chief Credit Officer, the heads of each business unit and the head of the Risk Management Department. In order to separate the loan approval functions from credit policy decision-making, Shinhan Bank has a Credit Review Committee that performs credit review evaluations, which focus on improving the asset quality and profitability from the loans being made, and operates separately from the Risk Policy Committee.

Shinhan Bank complies with credit risk management procedures pursuant to internal guidelines and regulations and continually monitors and improves these guidelines and regulations. Its credit risk management procedures include:

•	credit evaluation and approval;

•	credit review and monitoring; and

•	credit risk assessment and control

Each of Shinhan Bank’s borrowers is assigned a credit rating, which is based on a comprehensive internal credit evaluation system that considers a variety of criteria. For retail borrowers, the credit rating takes into account the borrower’s past dealings with Shinhan Bank and external credit rating information, among others. For corporate borrowers, the credit rating takes into account financial indicators as well as non-financial indicators such as industry risk, operational risk and management risk, among others. The credit rating, once assigned, serves as the fundamental instrument in Shinhan Bank’s credit risk management, and is applied in a wide range of credit risk management processes, including credit approval, credit limit management, loan pricing and computation of allowance for loan losses. Shinhan Bank has separate credit evaluation systems for retail customers, SOHO customers and corporate customers, which are further segmented and refined to meet Basel III requirements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

4.	Financial risk management (continued)

Loans are generally approved after evaluations and approvals by the manager at the branch level as well as the committee of the applicable business unit at Shinhan Bank. The approval limit for retail loans is made based on Shinhan Bank’s automated credit scoring system. In the case of large corporate loans, approval limits are also reviewed and approved by a Credit Officer at the headquarter level. Depending on the size and the importance of the loan, the approval process is further reviewed by the Credit Officer Committee or the Master Credit Officer Committee. If the loan is considered, further evaluation is made by the Credit Review Committee, which is Shinhan Bank’s highest decision-making body in relation to credit approval.

Pursuant to the foregoing credit review and monitoring procedures and in order to promptly prevent deterioration of loan qualities, Shinhan Bank classifies potentially problematic borrowers into (i) borrowers that show early warning signals, (ii) borrowers that require close monitoring and (iii) normal borrowers, and treats them differentially accordingly.

In order to maintain portfolio-level credit risk at an appropriate level, Shinhan Bank manages its loans using value-at-risk (“VaR”) limits for the entire bank as well as for each of its business units. In order to prevent concentration of risk in a particular borrower or borrower class, Shinhan Bank also manages credit risk by borrower, industry, country and other detailed categories.

•	Credit Risk Management of Shinhan Card

Major policies for Shinhan Card’s credit risk management are determined by Shinhan Card’s Risk Management Council and Shinhan Card’s Risk Management Committee is responsible for approving them. Shinhan Card’s Risk Management Council is headed by the Chief Risk Officer, and also comprises of the heads of each business unit, supporting unit and relevant department at Shinhan Card. In order to separate credit policy decision-making from credit evaluation functions, Shinhan Card also has a Risk Management Committee, which evaluates applications for corporate loans exceeding a certain amount and other loans deemed important. Shinhan Card uses an automated credit scoring system to approve credit card applications or credit card authorizations. The credit scoring system is divided into two sub-systems: the application scoring system and the behavior scoring system. The behavior scoring system is based largely on the credit history, and the application scoring system is based largely on personal information of the applicant. For credit card applicants with whom the Group has an existing relationship, Shinhan Card’s credit scoring system considers internally gathered information such as repayment ability, total assets, the length of the existing relationship and the applicant’s contribution to profitability. The credit scoring system also automatically conducts credit checks on all credit card applicants.

If a credit score awarded to an applicant is above a minimum threshold, the application is approved unless overridden based on other considerations such as delinquencies with other credit card companies.

Shinhan Card continually monitors all accountholders and accounts using a behavior scoring system. The behavior scoring system predicts a cardholder’s payment pattern by evaluating the cardholder’s credit history, card usage and amounts, payment status and other relevant data. The behavior score is recalculated each month and is used to manage the accounts and approval of additional loans and other products to the cardholder. Shinhan Card also uses the scoring system to monitor its overall risk exposure and to modify its credit risk management strategy.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

4.	Financial risk management (continued)

ii)	Maximum exposure to credit risk

The Group’s maximum exposure to credit risk without taking account of any collateral held or other credit enhancements as of December 31, 2014 and 2013 are as follows:

	2014		2013 (Restated see note 48)
Due from banks and loans (*1)(*3):
Banks	￦	13,663,318	14,392,195
Retail		94,282,270	85,959,631
Government		12,195,758	9,296,770
Corporations		102,160,212	92,920,898
Card receivable		17,378,179	16,981,625

		239,679,737	219,551,119

Trading assets		21,500,955	15,339,949
Financial assets designated at FVTPL (*4)		1,946,200	1,890,919
AFS financial assets (*5)		26,855,662	28,708,674
HTM financial assets (*6)		13,373,384	11,031,307
Derivative assets		1,568,307	1,717,468
Other financial assets (*1)(*2)		10,151,338	8,605,244
Financial guarantee contracts		3,090,873	2,457,712
Loan commitments and other credit liabilities		74,295,365	74,824,310

	￦	392,461,821	364,126,702

(*1)	The maximum exposure amounts for due from banks, loans and other financial assets are measured as net of allowances.
(*2)	Comprise account receivables, accrued income, guarantee deposits, domestic exchange settlement debit and suspense payments, etc.
(*3)	Due from banks and loans were classified as similar credit risk group when calculating the BIS ratio under new Basel Capital Accord (Basel III).
(*4)	FVTPL : fair value through profit or loss
(*5)	AFS : available-for-sale
(*6)	HTM : held-to-maturity

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

4.	Financial risk management (continued)

iii)	Due from banks and loans by past due or impairment

•	Due from banks and loans as of December 31, 2014 and 2013 are as follows:

	2014
	Banks		Retail	Government	Corporations	Card	Total
Neither past due nor impaired	￦	13,693,746	93,848,005	12,203,568	101,988,278	17,111,952	238,845,549
Past due but not impaired		—	455,948	181	278,262	497,147	1,231,538
Impaired		—	286,414	—	1,349,849	490,925	2,127,188

		13,693,746	94,590,367	12,203,749	103,616,389	18,100,024	242,204,275
Less : allowance		(30,428)	(308,097)	(7,991)	(1,456,177)	(721,845)	(2,524,538)

	￦	13,663,318	94,282,270	12,195,758	102,160,212	17,378,179	239,679,737

	2013
	Banks		Retail	Government	Corporations	Card	Total
Neither past due nor impaired	￦	14,406,019	85,460,776	9,301,890	92,298,605	16,634,186	218,101,476
Past due but not impaired		—	505,408	197	492,877	552,954	1,551,436
Impaired		—	273,316	—	1,670,702	442,301	2,386,319

		14,406,019	86,239,500	9,302,087	94,462,184	17,629,441	222,039,231
Less : allowance		(13,824)	(279,869)	(5,317)	(1,541,286)	(647,816)	(2,488,112)

	￦	14,392,195	85,959,631	9,296,770	92,920,898	16,981,625	219,551,119

•	Credit quality of due from banks and loans that are neither past due nor impaired as of December 31, 2014 and 2013 are as follows:

	2014
	Banks		Retail	Government	Corporations	Card	Total
Grade 1 (*1)	￦	13,693,746	88,338,903	12,201,919	62,614,102	14,750,893	191,599,563
Grade 2 (*1)		—	5,509,102	1,649	39,374,176	2,361,059	47,245,986

		13,693,746	93,848,005	12,203,568	101,988,278	17,111,952	238,845,549
Less : allowance		(30,428)	(161,189)	(7,984)	(864,854)	(340,544)	(1,404,999)

	￦	13,663,318	93,686,816	12,195,584	101,123,424	16,771,408	237,440,550

Mitigation of credit risk due to collateral (*2)	￦	59,826	63,402,563	398	51,326,493	4,970	114,794,250

	2013
	Banks		Retail	Government	Corporations	Card	Total
Grade 1 (*1)	￦	14,406,019	79,598,552	9,300,931	55,623,367	14,186,554	173,115,423
Grade 2 (*1)		—	5,862,224	959	36,675,238	2,447,632	44,986,053

		14,406,019	85,460,776	9,301,890	92,298,605	16,634,186	218,101,476
Less : allowance		(13,823)	(141,374)	(5,315)	(722,229)	(322,158)	(1,204,899)

	￦	14,392,196	85,319,402	9,296,575	91,576,376	16,312,028	216,896,577

Mitigation of credit risk due to collateral (*2)	￦	124,204	58,302,024	408	47,932,602	5,058	106,364,296

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

4.	Financial risk management (continued)

(*1)	Credit quality of due from banks and loans was classified based on the internal credit rating as follows:

Type of Borrower	Grade 1	Grade 2
Banks and governments	OECD sovereign credit rating of 6 or above (as applied to the nationality of the banks and governments)	OECD sovereign credit rating of below 6 (as applied to the nationality of the banks and governments)

Retail	Pool of retail loans with probability of default of less than 2.25%	Pool of retail loans with probability of default of 2.25% or more

Corporations	Internal credit rating of BBB+ or above	Internal credit rating of below BBB+

Credit cards	For individual card holders, score of 7 or higher in Shinhan Card’s internal behavior scoring system For corporate cardholders, same as corporate loans	For individual card holders, score of below 7 in Shinhan Card’s internal behavior scoring system For corporate cardholders, same as corporate loans

(*2)	The Group holds collateral against due from banks and loans to customers in the form of mortgage interests over property, other registered securities over assets, and guarantees. Estimates of quantification of the extent to which collateral mitigate credit risk are based on the fair value of collateral.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

4.	Financial risk management (continued)

•	Aging analyses of due from banks and loans that are past due but not impaired as of December 31, 2014 and 2013 are as follows:

	2014
	Banks		Retail	Government	Corporations	Card	Total
Less than 30 days	￦	—	353,523	80	157,029	429,972	940,604
31~60 days		—	66,576	101	31,839	44,603	143,119
61~90 days		—	28,868	—	50,745	22,445	102,058
More than 90 days		—	6,981	—	38,649	127	45,757

		—	455,948	181	278,262	497,147	1,231,538
Less : allowance		—	(31,590)	(8)	(32,996)	(72,581)	(137,175)

	￦	—	424,358	173	245,266	424,566	1,094,363

Mitigation of credit risk due to collateral (*)	￦	—	307,234	11	98,941	25	406,211

	2013
	Banks		Retail	Government	Corporations	Card	Total
Less than 30 days	￦	—	424,331	197	414,958	471,146	1,310,632
31~60 days		—	49,189	—	37,930	56,589	143,708
61~90 days		—	29,396	—	24,079	25,204	78,679
More than 90 days		—	2,492	—	15,910	15	18,417

		—	505,408	197	492,877	552,954	1,551,436
Less : allowance		—	(24,199)	(2)	(25,682)	(78,484)	(128,367)

	￦	—	481,209	195	467,195	474,470	1,423,069

Mitigation of credit risk due to collateral (*)	￦	—	341,937	44	275,010	59	617,050

•	Due from banks and loans that are impaired as of December 31, 2014 and 2013 are as follows:

	2014
	Banks		Retail	Government	Corporations	Card	Total
Impaired	￦	—	286,414	—	1,349,849	490,925	2,127,188
Less : allowance		—	(115,318)	—	(558,327)	(308,720)	(982,365)

	￦	—	171,096	—	791,522	182,205	1,144,823

Mitigation of credit risk due to collateral (*)	￦	—	137,039	—	488,535	2	625,576

	2013
	Banks		Retail	Government	Corporations	Card	Total
Impaired	￦	—	273,316	—	1,670,702	442,301	2,386,319
Less : allowance		—	(114,296)	—	(793,377)	(247,174)	(1,154,847)

	￦	—	159,020	—	877,325	195,127	1,231,472

Mitigation of credit risk due to collateral (*)	￦	—	104,993	—	583,160	25	688,178

(*)	The Group holds collateral against due from banks and loans to customers in the form of mortgage interests over property, other registered securities over assets, and guarantees. Estimates of quantification of the extent to which collateral mitigate credit risk are based on the fair value of collateral.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

4.	Financial risk management (continued)

iv)	Credit rating

•	Credit ratings of debt securities as of December 31, 2014 and 2013 are as follows:

	2014
	Trading assets		Financial assets designated at FVTPL (*)	Available-for- sale financial assets	Held-to-maturity financial assets	Total
AAA	￦	7,068,449	59,945	14,584,701	9,879,920	31,593,015
AA- to AA+		6,639,473	262,439	4,797,373	3,040,388	14,739,673
A- to A+		6,195,826	1,433,469	4,705,307	350,244	12,684,846
BBB- to BBB+		926,701	190,347	1,647,993	19	2,765,060
Lower than BBB-		242,057	—	441,338	33,306	716,701
Unrated		203,893	—	678,950	69,507	952,350

	￦	21,276,399	1,946,200	26,855,662	13,373,384	63,451,645

	2013 (Restated, see note 48)
	Trading assets		Financial assets designated at FVTPL (*)	Available-for- sale financial assets	Held-to-maturity financial assets	Total
AAA	￦	4,264,959	181,842	16,055,970	7,954,950	28,457,721
AA- to AA+		5,807,978	253,736	6,566,924	2,577,316	15,205,954
A- to A+		4,051,365	866,705	3,675,617	341,974	8,935,661
BBB- to BBB+		553,614	460,788	1,303,271	19	2,317,692
Lower than BBB-		271,603	—	419,464	23,305	714,372
Unrated		314,093	127,848	687,428	133,743	1,263,112

	￦	15,263,612	1,890,919	28,708,674	11,031,307	56,894,512

(*)	FVTPL : fair value through profit or loss

•	The credit quality of securities (debt securities) according to the credit ratings by external rating agencies is as follows:

Internal credit ratings	KIS (*1)	KR (*2)	S&P	Fitch	Moody’s
AAA	—	—	AAA	AAA	Aaa
AA- to AA+	AAA	AAA	AA- to AA+	AA- to AA+	Aa3 to Aa1
A- to A+	AA- to AA+	AA- to AA+	A- to A+	A- to A+	A3 to A1
BBB- to BBB+	BBB- to A	BBB- to A	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1
Lower than BBB-	Lower than BBB-	Lower than BBB-	Lower than BBB-	Lower than BBB-	Lower than Baa3
Unrated	Unrated	Unrated	Unrated	Unrated	Unrated

(*1)	KIS : Korea Investors Service
(*2)	KR : Korea Ratings

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

4.	Financial risk management (continued)

•	Credit status of debt securities as of December 31, 2014 and 2013 are as follows:

	2014		2013 (Restated see note 48)
Neither past due nor impaired	￦	63,444,233	56,886,913
Impaired		7,412	7,599

	￦	63,451,645	56,894,512

•	Assets acquired through foreclosures amounting to ￦2,585 million and ￦6,074 million are classified as assets held for sale (non-business purpose property) as of December 31, 2014 and 2013, respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

4.	Financial risk management (continued)

v)	Concentration by geographic location

An analysis of concentration by geographic location for financial instrument, net of allowance, as of December 31, 2014 and 2013 are as follows:

	2014
	Korea		USA	Japan	Vietnam	China	Other	Total
Due from banks and loans:
Banks	￦	6,605,378	1,585,332	367,795	345,781	2,654,699	2,104,333	13,663,318
Retail		92,855,198	264,564	784,086	56,376	45,115	276,931	94,282,270
Government		11,321,880	115,845	73,475	80,516	540,175	63,867	12,195,758
Corporations		92,121,984	1,339,264	1,480,651	1,294,133	2,665,519	3,258,661	102,160,212
Card		17,349,245	6,597	2,401	8,394	4,503	7,039	17,378,179

		220,253,685	3,311,602	2,708,408	1,785,200	5,910,011	5,710,831	239,679,737

Trading assets		21,153,829	7,450	—	—	114,897	224,779	21,500,955
Financial assets designated at FVTPL (*1)		1,912,084	—	—	—	34,116	—	1,946,200
AFS financial assets (*2)		25,839,853	397,158	37,005	416,632	29,669	135,345	26,855,662
HTM financial assets (*3)		13,178,520	83,560	23,137	22,031	54,860	11,276	13,373,384

	￦	282,337,971	3,799,770	2,768,550	2,223,863	6,143,553	6,082,231	303,355,938

	2013 (Restated, see note 48)
	Korea		USA	Japan	Vietnam	China	Other	Total
Due from banks and loans:
Banks	￦	7,437,875	1,302,191	203,670	99,266	2,975,472	2,373,721	14,392,195
Retail		85,220,722	230,881	226,899	30,824	23,792	226,513	85,959,631
Government		8,824,682	222,567	141,928	39,176	936	67,481	9,296,770
Corporations		84,444,327	1,271,063	1,640,463	935,723	1,892,867	2,736,455	92,920,898
Card		16,961,645	6,302	2,008	2,320	3,413	5,937	16,981,625

		202,889,251	3,033,004	2,214,968	1,107,309	4,896,480	5,410,107	219,551,119

Trading assets		15,249,072	1,477	—	—	—	89,400	15,339,949
Financial assets designated at FVTPL (*1)		1,887,358	—	—	—	—	3,561	1,890,919
AFS financial assets (*2)		27,610,022	582,395	—	373,060	5,106	138,091	28,708,674
HTM financial assets (*3)		10,829,152	64,451	50,408	10,450	63,991	12,855	11,031,307

	￦	258,464,855	3,681,327	2,265,376	1,490,819	4,965,577	5,654,014	276,521,968

(*1)	FVTPL : fair value through profit or loss
(*2)	AFS : available-for-sale
(*3)	HTM : held-to-maturity

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

4.	Financial risk management (continued)

vi)	Concentration by industry sector

An analysis of concentration by industry sector of due from banks and loans, net of allowance, as of December 31, 2014 and 2013 are as follows:

	2014
	Finance and insurance		Manu- facturing	Retail and wholesale	Real estate and service	Other	Retail customers	Total
Due from banks and loans:
Banks	￦	11,724,753	2,246	—	187,727	1,748,592	—	13,663,318
Retail		—	—	—	—	—	94,282,270	94,282,270
Government		11,285,787	—	182	43	909,746	—	12,195,758
Corporations		4,102,383	35,954,237	13,807,545	18,358,983	29,937,064	—	102,160,212
Card		44,351	158,901	123,175	29,767	494,580	16,527,405	17,378,179

		27,157,274	36,115,384	13,930,902	18,576,520	33,089,982	110,809,675	239,679,737

Trading assets		14,834,973	908,646	599,989	923,759	4,233,588	—	21,500,955
Financial assets designated at FVTPL (*1)		1,498,097	92,494	106,890	30,124	218,595	—	1,946,200
AFS financial assets (*2)		18,375,517	1,365,458	163,342	819,355	6,131,990	—	26,855,662
HTM financial assets (*3)		3,448,775	50,370	—	593,894	9,280,345	—	13,373,384

	￦	65,314,636	38,532,352	14,801,123	20,943,652	52,954,500	110,809,675	303,355,938

	2013 (Restated, see note 48)
	Finance and insurance		Manu- facturing	Retail and wholesale	Real estate and service	Other	Retail customers	Total
Due from banks and loans:
Banks	￦	12,280,508	—	—	114,037	1,997,650	—	14,392,195
Retail		—	—	—	—	—	85,959,631	85,959,631
Government		8,979,578	—	125	51	317,016	—	9,296,770
Corporations		3,120,088	32,099,156	12,912,762	16,244,112	28,544,780	—	92,920,898
Card		49,173	149,566	129,553	27,929	489,201	16,136,203	16,981,625

		24,429,347	32,248,722	13,042,440	16,386,129	31,348,647	102,095,834	219,551,119

Trading assets		10,563,868	1,009,708	329,326	795,317	2,641,730	—	15,339,949
Financial assets designated at FVTPL (*1)		1,253,602	110,074	20,243	60,810	446,190	—	1,890,919
AFS financial assets (*2)		19,328,390	1,288,842	215,759	892,194	6,983,489	—	28,708,674
HTM financial assets (*3)		3,144,309	36,961	—	589,116	7,260,921	—	11,031,307

	￦	58,719,516	34,694,307	13,607,768	18,723,566	48,680,977	102,095,834	276,521,968

(*1)	FVTPL : fair value through profit or loss
(*2)	AFS : available-for-sale
(*3)	HTM : held-to-maturity

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

4.	Financial risk management (continued)

(c)	Market risk

Market risk from trading positions is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Group’s income or the value of its holdings of financial instruments.

Interest rate risk from non- trading positions is the risk of loss resulting from interest rate fluctuations that adversely affect the financial condition and results of operations of the Group and affects the earnings and the economic value of net assets of the Group.

Foreign exchange risk arises from the Group’s assets and liabilities which are denominated in currencies other than the Won.

The Group’s market risks arise primarily from Shinhan Bank, and to a lesser extent, Shinhan Investment, which incurs market risk relating to its trading activities.

Shinhan Bank’s Risk Policy Committee acts as the executive decision making body in relation to market risks setting the risk management policies and risk limits and controlling market risks arising from trading and non-trading activities. In addition, Shinhan Bank’s Risk Management Department comprehensively manages market risks on an independent basis from Shinhan Bank’s operating departments, and functions as the middle office of Shinhan Bank.

Shinhan Investment’s Risk Management Working Committee is the executive decision-making body for managing market risks related to Shinhan Investment, and determines, among other things, Shinhan Investment’s overall market risk management policies and strategies, and assesses and approves trading activities and limits. In addition, Shinhan Investment’s Risk Management Department manages various market risk limits and monitors operating conditions on an independent basis from Shinhan Investment’s operating departments.

i) Market risk management from trading positions

Trading activities are to realize short-term trading profits in debt and stock markets and foreign exchange markets based on short-term forecast of changes in market situation and profits from arbitrage transactions in derivatives such as swap, forward, futures and option transactions. The Group manages market risk related to its trading positions using VaR, market value-based tool.

Shinhan Bank currently uses the ten-day 99% confidence level-based VaR for purposes of calculating the regulatory capital used in reporting to the Financial Supervisory Service and uses the more conservative ten-day 99.9% confidence level-based VaR for purposes of calculating its “economic” capital used for internal management purposes, which is a concept used in determining the amount of Shinhan Bank’s requisite capital in light of the market risk. In addition, Shinhan Bank also uses the one-day 99% confidence level-based VaR on a supplemental basis for purposes of setting and managing risk limits specific to each desk or team in its operating units as well as for back-testing purposes. Shinhan Bank manages VaR measurements and limits on a daily basis based on an automatic interfacing of its trading positions into its market risk measurement system. In addition, Shinhan Bank establishes pre-set loss, sensitivity, investment and stress limits for its trading departments and desks and monitors such limits daily.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

4.	Financial risk management (continued)

Shinhan Investment currently uses the ten-day 99.9% confidence level-based historical VaR for purposes of calculating its “economic” capital used for internal management purposes. When computing the VaR, Shinhan Investment does not assume any particular probability distribution and calculates it through a simulation of the “full valuation” method based on changes of market variables such as stock prices, interest rates, and foreign exchange rates in the past one year. In addition, Shinhan Investment applies this VaR as a risk limit for the entire company as well as individual departments and products, and the adequacy of such VaR is reviewed by way of daily back-testing.

In order to streamline such differences and use a consistent VaR among operating subsidiaries, the Group has adopted starting in 2013 a unified group-wide market risk measurement methodology, which uses the ten-day 99.9% confidence level for calculating the VaR.

An analysis of the Group’s requisite capital in light of the market risk for trading positions as of and for the years ended December 31, 2014 and 2013 based on the standard guidelines for risk management promulgated by the Financial Supervisory Service, was as follows:

	2014
	Average		Maximum	Minimum	December 31
Interest rate	￦	256,051	293,708	214,823	292,081
Stock price		130,879	161,505	85,819	159,049
Foreign exchange		121,334	145,703	104,065	114,101
Option volatility		7,857	9,843	5,577	5,577

	￦	516,121	610,759	410,284	570,808

	2013
	Average		Maximum	Minimum	December 31
Interest rate	￦	195,496	210,229	185,555	200,557
Stock price		75,107	85,345	66,493	85,345
Foreign exchange		128,086	137,491	121,200	122,205
Option volatility		6,631	7,506	4,941	7,324

	￦	405,320	440,571	378,189	415,431

Insurance company, Shinhan Life Insurance, was excluded when the Group estimated the market risk, because insurance company was not included in the Group’s subsidiaries for the consolidated BIS capital ratio.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

4.	Financial risk management (continued)

An analysis of market risk for trading positions of the major subsidiaries as of and for the years ended December 31, 2014 and 2013 are as follows:

i-1)	Shinhan Bank

The analyses of the ten-day 99.9% confidence level-based VaR for managing market risk for trading positions of Shinhan Bank as of and for the years ended December 31, 2014 and 2013 are as follows:

	2014
	Average		Maximum	Minimum	December 31
Interest rate	￦	17,302	25,863	8,721	13,414
Stock price		4,333	7,362	2,493	3,442
Foreign exchange (*)		43,872	54,355	34,928	49,372
Option volatility		161	259	66	66
Portfolio diversification		(18,668)	(32,344)	(5,246)	(13,268)

	￦	47,000	55,495	40,962	53,026

	2013
	Average		Maximum	Minimum	December 31
Interest rate	￦	21,604	28,670	14,413	25,136
Stock price		5,677	13,250	2,737	7,341
Foreign exchange (*)		45,176	50,933	41,554	43,993
Option volatility		278	350	198	208
Portfolio diversification		(25,837)	(40,931)	(18,457)	(27,001)

	￦	46,898	52,272	40,445	49,677

(*)	Both trading and non-trading accounts are included since Shinhan Bank manages foreign exchange risk on a total position basis.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

4.	Financial risk management (continued)

i-2)	Shinhan Card

The analyses of Shinhan Card’s requisite capital in light of the market risk for trading positions as of and for the years ended December 31, 2014 and 2013, based on the standard guidelines for risk management promulgated by the Financial Supervisory Service, are as follows:

	2014
	Average		Maximum	Minimum	December 31
Interest rate	￦	754	1,300	400	1,150
Foreign exchange		40,309	46,846	33,832	39,849

	￦	41,063	48,146	34,232	40,999

	2013
	Average		Maximum	Minimum	December 31
Interest rate	￦	233	750	150	150
Foreign exchange		42,640	46,678	39,401	46,678

	￦	42,873	47,428	39,551	46,828

(*)	Shinhan Card fully hedges all the cash flows from foreign currency liabilities by swap transactions and is narrowly exposed to foreign exchange risk relating to foreign currency equity securities held for non-trading purposes.

i-3)	Shinhan Investment

The analyses of the ten-day 99.9% confidence level-based VaR for managing market risk for trading positions of Shinhan Investment as of and for the years ended December 31, 2014 and 2013 are as follows:

	2014
	Average		Maximum	Minimum	December 31
Interest rate	￦	8,999	30,064	3,514	6,069
Stock price		7,531	14,677	3,389	14,438
Foreign exchange		3,688	17,353	646	5,227
Option volatility		1,917	7,042	224	711
Portfolio diversification		(7,730)	(38,169)	(1,399)	(8,967)

	￦	14,405	30,967	6,374	17,478

	2013
	Average		Maximum	Minimum	December 31
Interest rate	￦	12,583	33,534	2,930	6,404
Stock price		8,287	17,163	3,418	3,471
Foreign exchange		2,160	7,524	116	1,194
Option volatility		2,516	6,621	154	867
Portfolio diversification		(8,349)	(22,491)	(1,371)	(6,216)

	￦	17,197	42,351	5,247	5,720

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

4.	Financial risk management (continued)

i-4)	Shinhan Life Insurance

The analyses of the ten-day 99.9% confidence level-based VaR for managing market risk for trading positions of Shinhan Life Insurance as of and for years ended December 31, 2014 and 2013 are as follows:

	2014
	Average		Maximum	Minimum	December 31
Interest rate	￦	997	4,850	223	354
Stock price		5	111	—	—
Foreign exchange		301	664	19	392
Option volatility		3,136	7,289	1,058	1,332

	￦	4,439	12,914	1,300	2,078

	2013
	Average		Maximum	Minimum	December 31
Interest rate	￦	849	1,599	455	455
Stock price		196	535	20	89
Foreign exchange		243	546	32	113
Option volatility		2,279	3,204	452	3,182

	￦	3,567	5,884	959	3,839

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

4.	Financial risk management (continued)

ii)	Interest rate risk management from non-trading positions

Principal market risk from non-trading activities of the Group is interest rate risk, which affects the Group’s earnings and the economic value of the Group’s net assets:

•	Earnings: interest rate fluctuations have an effect on the Group’s net interest income by affecting its interest-sensitive operating income and expenses and EaR (Earnings at Risk) is a commonly used risk management technique.

•	Economic value of net assets: interest rate fluctuations influence the Group’s net worth by affecting the present value of cash flows from the assets, liabilities and other transactions of the Group and VaR is a commonly used risk management technique.

Interest rate VaR represents the maximum anticipated loss in a net present value calculation, whereas interest rate EaR represents the maximum anticipated loss in a net earnings calculation for the immediately following one-year period, in each case, as a result of negative movements in interest rates.

Accordingly, the Group measures and manages interest rate risk for non-trading activities by taking into account effects of interest rate changes on both its income and net asset value.

The principal objectives of Shinhan Bank’s interest rate risk management are to generate stable net interest income and to protect Shinhan Bank’s net asset value against interest rate fluctuations. Through its asset and liability management system, Shinhan Bank measures and manages its interest rate risk based on various analytical measures such as interest rate gap, duration gap and net present value and net interest income simulations, and monitors on a monthly basis its interest rate VaR limits, interest rate earnings at risk (“EaR”) limits and interest rate gap ratio limits. Shinhan Bank measures its interest rate VaR and interest rate EaR based on a simulated estimation of the maximum decrease in net asset value and net interest income in a one-year period based on various scenario analyses of historical interest rates.

Shinhan Card and Shinhan Life Insurance also monitors and manages its interest rate risk limits for all its interest-bearing assets and liabilities (including off-balance sheet items) in terms of impact on its earnings and net asset value from changes in interest rates. The interest rate VaR analysis used by Shinhan Card and Shinhan Life Insurance principally focuses on the maximum impact on its net asset value from adverse movement in interest rates.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

4.	Financial risk management (continued)

Non-trading positions for interest rate VaR and EaR as of December 31, 2014 and 2013 are as follows:

ii-1)	Shinhan Bank

	2014		2013
VaR	￦	695,044	415,700
EaR		313,619	356,453

ii-2)	Shinhan Card

	2014		2013
VaR	￦	299,816	285,352
EaR		23,458	17,040

ii-3)	Shinhan Investment

	2014		2013
VaR	￦	20,887	11,725
EaR		119,812	126,321

ii-4)	Shinhan Life Insurance

	2014		2013
VaR	￦	147,488	62,298
EaR		4,525	2,428

(*1)	The interest rate VaR was calculated by the Financial Supervisory Service regulations based on the duration proxies and interest shocks by 200 basis points for each time bucket as recommended under the Basel Accord.
(*2)	The interest rate EaR was calculated by the Financial Supervisory Service regulations based on an interest rate gap analysis using the time buckets and the “middle of time band” as recommended under the Basel Accord.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

4.	Financial risk management (continued)

iii)	Foreign exchange risk

Foreign exchange risk arises because of the Group’s net foreign currency open position, which is the difference between its foreign currency assets and liabilities, including derivatives.

The Group manages foreign exchange risk on an overall position basis, including its overseas branches, by covering all of its foreign exchange spot and forward positions in both trading and non-trading accounts.

The Risk Policy Committee oversees Shinhan Bank’s foreign exchange exposure for both trading and non-trading activities by establishing limits for the net foreign currency open position, loss limits and VaR limits.

The management of Shinhan Bank’s foreign exchange position is centralized at the FX & Derivatives Department. Dealers in the FX & Derivatives Department manage Shinhan Bank’s overall position within the set limits through spot trading, forward contracts, currency options, futures and swaps and foreign exchange swaps.

Foreign currency denominated assets and liabilities as of December 31, 2014 and 2013 are as follows:

	2014
	USD		JPY	EUR	CNY	Other	Total
Assets:
Cash and due from banks	￦	2,379,606	798,025	152,503	2,001,028	700,881	6,032,043
Loans		14,854,848	4,218,136	929,165	2,304,384	2,345,771	24,652,304
Trading assets		278,187	8,986	—	110,086	285,465	682,724
Derivative assets		127,127	351	5,205	1,418	1,746	135,847
Financial assets designated at FVTPL (*1)		149,380	—	—	—	—	149,380
AFS financial assets (*2)		1,638,766	41,160	4,143	—	536,891	2,220,960
HTM financial assets (*3)		61,376	180,191	—	51,180	38,326	331,073
Other financial assets		1,884,301	213,949	33,864	279,412	120,851	2,532,377

	￦	21,373,591	5,460,798	1,124,880	4,747,508	4,029,931	36,736,708

Liabilities:
Deposits	￦	7,416,198	4,548,996	383,545	3,003,747	2,325,939	17,678,425
Trading liabilities		430	—	—	—	428,936	429,366
Financial liabilities designated at FVTPL (*1)		188,123	—	—	—	—	188,123
Derivative liabilities		69,371	72,637	366	916	579	143,869
Borrowings		5,519,777	261,194	511,723	387,367	261,130	6,941,191
Debt securities issued		5,515,370	585,209	—	—	389,648	6,490,227
Other financial liabilities		1,999,245	129,719	103,272	436,379	185,590	2,854,205

	￦	20,708,514	5,597,755	998,906	3,828,409	3,591,822	34,725,406

Net assets (liabilities)	￦	665,077	(136,957)	125,974	919,099	438,109	2,011,302
Off-balance derivative exposure		350,795	132,161	(60,167)	(554,143)	83,193	(48,161)

Net position	￦	1,015,872	(4,796)	65,807	364,956	521,302	1,963,141

(*1)	FVTPL : fair value through profit or loss
(*2)	AFS : available-for-sale
(*3)	HTM : held-to-maturity

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

4.	Financial risk management (continued)

	2013
	USD		JPY	EUR	CNY	Other	Total
Assets:
Cash and due from banks	￦	2,454,298	1,236,206	94,546	1,464,235	454,990	5,704,275
Loans		12,066,235	4,074,563	1,088,485	1,777,469	2,045,999	21,052,751
Trading assets		237,996	5,020	—	—	110,694	353,710
Derivative assets		188,332	34	7,864	397	1,910	198,537
AFS financial assets (*1)		1,740,787	9,125	13,508	5,106	523,371	2,291,897
HTM financial assets (*2)		64,451	294,027	—	63,991	28,251	450,720
Other financial assets		1,329,737	348,676	105,395	43,322	116,523	1,943,653

	￦	18,081,836	5,967,651	1,309,798	3,354,520	3,281,738	31,995,543

Liabilities:
Deposits	￦	6,526,255	5,280,535	319,828	2,492,930	1,818,909	16,438,457
Trading liabilities		—	—	—	—	398,596	398,596
Financial liabilities designated at FVTPL (*3)		46,806	—	—	—	—	46,806
Derivative liabilities		130,607	46,114	—	2,901	1,919	181,541
Borrowings		4,320,200	420,004	505,242	228,988	221,460	5,695,894
Debt securities issued		4,618,872	653,029	—	104,292	507,813	5,884,006
Other financial liabilities		1,134,441	309,432	374,739	170,065	320,016	2,308,693

	￦	16,777,181	6,709,114	1,199,809	2,999,176	3,268,713	30,953,993

Net assets (liabilities)	￦	1,304,655	(741,463)	109,989	355,344	13,025	1,041,550
Off-balance derivative exposure		147,613	753,581	(114,039)	49,107	296,693	1,132,955

Net position	￦	1,452,268	12,118	(4,050)	404,451	309,718	2,174,505

(*1)	AFS : available-for-sale
(*2)	HTM : held-to-maturity
(*3)	FVTPL : fair value through profit or loss

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

4.	Financial risk management (continued)

(d)	Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset.

Each subsidiary seeks to minimize liquidity risk through early detection of risk factors related to the sourcing and managing of funding that may cause volatility in liquidity and by ensuring that it maintains an appropriate level of liquidity through systematic management. At the groupwide level, the Group manages liquidity risk by conducting monthly stress tests that compare liquidity requirements under normal situations against those under three types of stress situations, namely, the group-specific internal crisis, crisis in the external market and a combination of internal and external crisis. In addition, in order to preemptively and comprehensively manage liquidity risk, the Group measure and monitor liquidity risk management using various indices, including the “limit management index”, “early warning index” and “monitoring index”.

Shinhan Bank applies the following basic principles for liquidity risk management:

•	raise funding in sufficient amounts, at the optimal time at reasonable costs;

•	maintain risk at appropriate levels and preemptively manage them through a prescribed risk limit system and an early warning signal detection system;

•	secure stable sources of revenue and minimize actual losses by implementing an effective asset-liability management system based on diversified sources of funding with varying maturities;

•	monitor and manage daily and intra-daily liquidity positions and risk exposures for timely payment and settlement of financial obligations due under both normal and crisis situations;

•	conduct periodic contingency analysis in anticipation of any potential liquidity crisis and establish and implement emergency plans in case of a crisis actually happening; and

•	consider liquidity-related costs, benefits of and risks in determining the pricing of the Group’s products and services, employee performance evaluations and approval of launching of new products and services.

As for any potential liquidity shortage at or near the end of each month, Shinhan Card maintains liquidity at a level sufficient to withstand credit shortage for three months. In addition, Shinhan Card manages liquidity risk by defining and managing various indicators of liquidity risk, such as the actual liquidity gap ratio (in relation to the different maturities for assets as compared to liabilities), the liquidity buffer ratio, the maturity repayment ratio, the ratio of actual funding compared to budgeted funding and the ratio of asset-backed securities to total borrowings, at different risk levels of “caution”, “unstable” and “at risk”, and the Group also has contingency plans in place in case of any emergency or crisis.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

4.	Financial risk management (continued)

Contractual maturities for financial instruments including cash flows of principal and interest and off balance as of December 31, 2014 and 2013 are as follows:

	2014
	Less than 1 month		1~3 months	3~6 months	6 months ~ 1 year	1~5 years	More than 5 years	Total
Non-derivative financial instruments:
Assets:
Cash and due from banks	￦	16,293,055	1,202,567	1,294,502	1,824,756	35,664	47,375	20,697,919
Loans		28,612,094	29,867,481	34,979,379	51,517,129	55,500,327	49,283,162	249,759,572
Trading assets (*3)		24,369,749	—	—	—	—	—	24,369,749
Financial assets designated at fair value through profit or loss		2,160,836	32,715	106,930	26,051	409,795	1,202	2,737,529
Available-for-sale financial assets (*3)		26,174,710	1,974,674	10,992	1,002,739	26,551	2,229,016	31,418,682
Held-to-maturity financial assets		205,544	636,188	394,655	1,265,085	7,646,864	7,471,576	17,619,912
Other financial assets		6,337,858	21,269	20,151	327,983	3,382,771	190,599	10,280,631

	￦	104,153,846	33,734,894	36,806,609	55,963,743	67,001,972	59,222,930	356,883,994

Liabilities:
Deposits (*2)	￦	92,720,125	22,382,996	27,514,353	42,443,826	11,473,918	3,708,829	200,244,047
Trading liabilities (*3)		2,688,734	—	—	—	—	—	2,688,734
Borrowings		13,112,645	1,991,313	1,751,068	1,791,657	3,737,094	846,679	23,230,456
Debt securities issued		846,643	1,909,290	4,171,870	7,515,358	23,271,423	3,201,822	40,916,406
Financial liabilities designated at fair value through profit or loss		149,918	220,932	287,058	820,256	6,672,700	845,656	8,996,520
Other financial liabilities		16,634,144	45,750	15,921	172,690	471,352	108,993	17,448,850

	￦	126,152,209	26,550,281	33,740,270	52,743,787	45,626,487	8,711,979	293,525,013

Off balance (*4):
Finance guarantee contracts	￦	3,090,873	—	—	—	—	—	3,090,873
Loan commitments and other		74,295,365	—	—	—	—	—	74,295,365

	￦	77,386,238	—	—	—	—	—	77,386,238

Derivatives:
Cash inflows	￦	1,530,627	339,105	197,109	1,036,878	1,845,455	50,797	4,999,971
Cash outflows		(1,614,763)	(104,502)	(153,737)	(1,009,806)	(1,925,721)	(433,058)	(5,241,587)

	￦	(84,136)	234,603	43,372	27,072	(80,266)	(382,261)	(241,616)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

4.	Financial risk management (continued)

	2013 (Restated, see note 48)
	Less than 1 month		1~3 months	3~6 months	6 months ~ 1 year	1~5 years	More than 5 years	Total
Non-derivative financial instruments:
Assets:
Cash and due from banks	￦	13,158,921	1,132,108	1,158,640	842,635	71,427	236,053	16,599,784
Loans		29,266,553	28,405,856	32,069,312	46,773,416	51,992,423	45,558,541	234,066,101
Trading assets (*3)		18,021,851	—	—	—	—	—	18,021,851
Financial assets designated at fair value through profit or loss		2,387,535	146,011	99,491	88,401	639,495	—	3,360,933
Available-for-sale financial assets (*3)		28,471,792	1,424,789	43,166	569,533	304,446	2,801,295	33,615,021
Held-to-maturity financial assets		163,006	860,399	216,955	1,708,192	6,138,602	5,884,452	14,971,606
Other financial assets		4,234,883	115,317	259,591	335,576	3,732,060	83,282	8,760,709

	￦	95,704,541	32,084,480	33,847,155	50,317,753	62,878,453	54,563,623	329,396,005

Liabilities:
Deposits (*2)	￦	81,531,603	20,667,444	25,856,289	43,637,751	10,648,429	2,907,671	185,249,187
Trading liabilities (*3)		1,258,283	—	—	—	—	—	1,258,283
Borrowings		10,104,078	1,791,667	2,152,228	1,795,100	3,816,464	790,890	20,450,427
Debt securities issued		1,111,445	2,864,917	3,065,423	4,710,799	24,847,517	5,708,971	42,309,072
Financial liabilities designated at fair value through profit or loss		56,175	206,479	442,352	677,631	4,205,094	321,399	5,909,130
Other financial liabilities		14,587,022	148,854	52,803	173,826	433,346	65,753	15,461,604

	￦	108,648,606	25,679,361	31,569,095	50,995,107	43,950,850	9,794,684	270,637,703

Off balance (*4):
Finance guarantee contracts	￦	2,457,712	—	—	—	—	—	2,457,712
Loan commitments and other		74,824,310	—	—	—	—	—	74,824,310

	￦	77,282,022	—	—	—	—	—	77,282,022

Derivatives:
Cash inflows	￦	1,827,969	671,262	234,757	327,195	1,886,110	736,877	5,684,170
Cash outflows		(1,894,089)	(425,602)	(221,876)	(263,615)	(1,678,499)	(416,179)	(4,899,860)

	￦	(66,120)	245,660	12,881	63,580	207,611	320,698	784,310

(*1)	These amounts include cash flows of principal and interest on financial liabilities.
(*2)	Demand deposits amounting to ￦68,949,585 million and ￦59,143,510 million as of December 31, 2014 and 2013 are included in the ‘Less than 1 month’ category, respectively.
(*3)	Available-for-sale financial assets, trading assets and trading liabilities, which are not restricted for sale and measured at market prices, were included in the ‘Less than 1 month’ category.
(*4)	Financial guarantees such as financial guarantee contracts and loan commitments and others provided by the Group are classified based on the earliest date at which the Group should fulfill the obligation under the guarantee when the counterparty requests payment.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

4.	Financial risk management (continued)

(e)	Measurement of fair value

The fair values of financial instruments being traded in an active market are determined by the published market prices of each period end. The published market prices of financial instruments being held by the Group are based on the trading agencies’ notifications. If the market for a financial instrument is not active, such as OTC (Over The Counter market) derivatives, fair value is determined either by using a valuation technique or independent third-party valuation service.

The Group uses various valuation techniques and is setting rational assumptions based on the present market situations. Such valuation techniques may include using recent arm’s length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models.

The Group classifies and discloses fair value of financial instruments into the following three-level hierarchy:

•	Level 1: Financial instruments measured at quoted prices from active markets are classified as fair value level 1.

•	Level 2: Financial instruments measured using valuation techniques where all significant inputs are observable market data are classified as level 2.

•	Level 3: Financial instruments measured using valuation techniques where one or more significant inputs are not based on observable market data are classified as level 3.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

4.	Financial risk management (continued)

i)	Financial instruments measured at fair value

•	The fair value hierarchy of financial assets presented at their fair values in the statements of financial position as of December 31, 2014 and 2013 are as follows:

	2014
	Level 1		Level 2	Level 3	Total
Financial assets
Trading assets:
Debt securities	￦	5,553,244	15,567,883	155,271	21,276,398
Equity securities		1,191,394	1,659,309	10,519	2,861,222
Gold deposits		224,556	—	—	224,556
Financial assets designated at fair value through profit or loss:
Debt securities and others		59,945	1,469,473	416,782	1,946,200
Equity securities		17,955	630,537	142,683	791,175
Derivative assets:
Trading		4,640	1,247,402	159,126	1,411,168
Hedging		—	95,706	61,433	157,139
Available-for-sale financial assets:
Debt securities		7,371,643	19,468,619	15,400	26,855,662
Equity securities		1,647,908	346,331	2,568,113	4,562,352

	￦	16,071,285	40,485,260	3,529,327	60,085,872

Financial liabilities:
Trading liabilities:
Securities sold	￦	2,259,798	—	—	2,259,798
Gold deposits		428,936	—	—	428,936
Financial liabilities designated at fair value through profit or loss:
Deposits		—	—	6,139	6,139
Securities sold		417	—	—	417
Derivatives-combined securities		154	2,004,122	6,985,349	8,989,625
Derivative liabilities:
Trading		5,317	1,360,839	230,244	1,596,400
Hedging		—	92,392	28,763	121,155

	￦	2,694,622	3,457,353	7,250,495	13,402,470

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

4.	Financial risk management (continued)

	2013 (Restated, see note 48)
	Level 1		Level 2	Level 3	Total
Financial assets
Trading assets:
Debt securities	￦	2,904,587	12,329,028	29,997	15,263,612
Equity securities		627,131	2,060,870	5,348	2,693,349
Gold deposits		76,337	—	—	76,337
Financial assets designated at fair value through profit or loss:
Debt securities and others		171,881	1,037,630	681,408	1,890,919
Equity securities		46,573	1,209,975	213,298	1,469,846
Derivative assets:
Trading		7,010	1,345,476	197,230	1,549,716
Hedging		—	115,195	52,557	167,752
Available-for-sale financial assets:
Debt securities		7,614,090	21,077,315	17,269	28,708,674
Equity securities		2,285,388	485,498	2,117,007	4,887,893

	￦	13,732,997	39,660,987	3,314,114	56,708,098

Financial liabilities
Trading liabilities:
Securities sold	￦	859,687	—	—	859,687
Gold deposits		398,596	—	—	398,596
Financial liabilities designated at fair value through profit or loss:
Securities sold		672	—	—	672
Derivatives-combined securities		—	1,379,367	4,529,091	5,908,458
Derivative liabilities:
Trading		6,216	1,310,870	363,549	1,680,635
Hedging		—	147,416	191,345	338,761

	￦	1,265,171	2,837,653	5,083,985	9,186,808

•	There was no transfer between level 1 and level 2 for the years ended December 31, 2014 and 2013.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

4.	Financial risk management (continued)

•	Changes in carrying values of financial instruments classified as Level 3 for the years ended December 31, 2014 and 2013 are as follows:

	2014
	Trading assets		Financial assets designated at FVTPL (*3)	Available-for- sale financial assets	Derivative assets and liabilities, net	Financial liabilities designated at FVTPL (*)
Beginning balance	￦	35,345	894,706	2,134,276	(305,107)	4,529,091
Recognized in total comprehensive income for the year:
Recognized in profit (loss) for the year (*1)		7,519	(124,819)	(115,324)	348,976	356,008
Recognized in other comprehensive income (loss) for the year		—	—	136,483	(798)	—

		7,519	(124,819)	21,159	348,178	356,008
Purchase		412,363	323,824	607,297	28,376	—
Issue		—	—	—	—	6,623
Settlement		(289,437)	(534,246)	(210,998)	(109,843)	2,099,766
Transfer in (*2)		—	—	35,336	—	—
Transfer out (*2)		—	—	(3,557)	(52)	—

Ending balance	￦	165,790	559,465	2,583,513	(38,448)	6,991,488

	2013 (Restated, see note 48)
	Trading assets		Financial assets designated at FVTPL (*3)	Available-for- sale financial assets	Derivative assets and liabilities, net	Financial liabilities designated at FVTPL (*)
Beginning balance	￦	177,451	692,860	2,559,462	83,690	4,258,199
Recognized in total comprehensive income for the year:
Recognized in profit (loss) for the year (*1)		(3,603)	5,856	(61,469)	(157,720)	59,683
Recognized in other comprehensive income (loss) for the year		—	—	76,900	(1,148)	—

		(3,603)	5,856	15,431	(158,868)	59,683
Purchase		486,200	680,253	537,190	48,469	—
Issue		—	—	—	(75,719)	4,996,245
Settlement		(626,200)	(473,800)	(404,688)	(202,679)	(4,785,036)
Transfer in (*2)		1,497	—	210,550	—	—
Transfer out (*2)		—	(10,463)	(783,669)	—	—

Ending balance	￦	35,345	894,706	2,134,276	(305,107)	4,529,091

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

4.	Financial risk management (continued)

(*1)	Recognized profit or loss of the changes in carrying value of financial instruments classified as Level 3 for the years ended December 31, 2014 and 2013, are included in the accounts of the statements of comprehensive income, of which the amounts and the related accounts are as follows:

	2014			2013
	Amounts recognized in profit or loss		Recognized profit or loss from the financial instruments held as of December 31	Amounts recognized in profit or loss	Recognized profit or loss from the financial instruments held as of December 31
Trading income	￦	16,971	16,276	585	1,174
Gain (loss) on financial instruments designated at FVTPL		416,636	(56,244)	63,077	(180,460)
Gain (loss) on disposal of available-for-sale financial assets		25,890	—	47,379	—
Impairment losses on financial assets		(140,958)	(140,885)	(115,647)	(114,626)
Other operating income (expenses)		153,786	154,846	(155,615)	(153,267)

	￦	472,325	(26,007)	(160,221)	(447,179)

(*2)	Changes in levels for the financial instruments occurred due to the change in the availability of observable market data. The Group reviews the levels of financial instruments as of the end of the reporting period considering the related events and circumstances in the reporting period.
(*3)	FVTPL : fair value through profit or loss

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

4.	Financial risk management (continued)

•	Valuation techniques and inputs used in measuring the fair value of financial instruments classified as level 2 as of December 31, 2014 are as follows:

Type of financial instrument	Valuation technique	Carrying value		Significant inputs
Assets
Trading assets:
Debt securities	DCF(*1)	￦	15,567,883	Discount rate
Equity securities	NAV(*2)		1,659,309	Price of underlying assets

			17,227,192

Financial assets designated at fair value through profit or loss:
Debt securities	DCF(*1)		1,469,473	Discount rate
Equity securities	NAV(*2)		630,537	Price of underlying assets

			2,100,010

Derivative assets:
Trading Hedging	Option model, DCF(*1)		1,247,402 95,706	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.

			1,343,108

Available-for-sale financial assets:
Debt securities	DCF(*1)		19,468,619	Discount rate
Equity securities	NAV(*2)		346,331	Price of underlying assets

			19,814,950

			40,485,260

Liabilities
Financial liabilities designated at fair value through profit or loss:
Others	DCF(*1)		2,004,122	Discount rate
Derivative liabilities:
Trading Hedging	Option model, DCF(*1)		1,360,839 92,392	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.

			1,453,231

		￦	3,457,353

(*1)	DCF : Discounted cash flow
(*2)	NAV : Net asset value

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

4.	Financial risk management (continued)

•	Valuation techniques and significant inputs, but not observable, used in measuring the fair value of financial instruments classified as level 3 as of December 31, 2014 are as follows:

Type of financial instrument	Valuation technique	Carrying value (*4)		Significant unobservable inputs	Range
Financial assets
Trading assets:
Debt securities	DCF(*1)	￦	155,271	The volatility of the underlying asset	1.75%~2.05%
Financial assets designated at fair value through profit or loss:
Debt securities and other securities	DCF(*1)		559,465	The volatility of the underlying asset, correlations	0%~44.09% 8.23%~65.17%
Derivative assets:
Equity and foreign exchange related	Option model(*2)		127,420	The volatility of the underlying asset, correlations	0%~43.79% (0.06%)~65.18%
Interest rates related	Option model(*2)		85,485	The volatility of the underlying asset, regression coefficient, correlations	0.16%~0.64% 0%~3.02% 0%~41.70%
Commodity related	Option model(*2)		7,654	The volatility of the underlying asset, correlations	0%~46.50% (15.43%)~75.10%

			220,559

Available-for-sale financial assets:
Debt securities	NAV(*3)		15,400	Discount rate, growth rate	0.00%
Equity securities	DCF(*1)		2,566,650	Discount rate, growth rate	2.29%~23.25% 0%~3.50%

			2,582,050

		￦	3,517,345

(*1)	DCF : discounted cash flow
(*2)	Option model that the Group uses in derivative valuation includes Black-Scholes model, Hull-White model, Monte Carlo simulation, etc.
(*3)	NAV : net asset value
(*4)	Valuation techniques and inputs are not disclosed when the carrying amount is a reasonable approximation of fair value.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

4.	Financial risk management (continued)

Type of financial instrument	Valuation technique	Carrying value (*2)		Significant unobservable inputs	Range
Financial liabilities
Financial liabilities designated at fair value through profit or loss:
Other securities	Option model(*1)	￦	6,991,488	The volatility of the underlying asset, correlations	22.08%~28.19% 34%
Derivative liabilities:
Equity and foreign exchange related	Option model(*1)		120,397	The volatility of the underlying asset, correlations	0%~47.54% (0.06%)~63.59%
Interest rates related	Option model(*1)		17,956	The volatility of the underlying asset, regression coefficient, correlations	0%~27.38% 0%~3.02% 0.43%~41.7%
Commodity related	Option model(*1)		120,654	The volatility of the underlying asset, correlations	0%~58.67% 26.88%~92.00%

			259,007

		￦	7,250,495

(*1)	Option model that the Group uses in derivative valuation includes Black-Scholes model, Hull-White model, Monte Carlo simulation, etc.
(*2)	Valuation techniques and inputs are not disclosed when the carrying amount is a reasonable approximation of fair value.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

4.	Financial risk management (continued)

•	Sensitivity analysis for fair value measurements in Level 3

Although the Group believes that its estimates of fair value are appropriate, the use of different methodologies or assumptions could lead to different measurements of fair value.

For level 3 fair value measurement, changing one or more of the unobservable inputs used to reasonably possible alternative assumptions would have the following effects on profit or loss, or other comprehensive income as of December 31, 2014 and 2013.

	2014
	Favorable changes		Unfavorable changes
Financial assets:
Effects on profit or loss for the period (*1):
Financial assets designated at fair value through profit or loss	￦	2,691	(2,761)
Derivative assets		25,759	(33,508)

		28,450	(36,269)
Effects on other comprehensive income for the period:
Available-for-sale financial assets (*2)		195,171	(69,090)

	￦	223,621	(105,359)

Financial liabilities:
Effects on profit or loss for the period (*1):
Financial liabilities designated at fair value through profit or loss	￦	82,347	(81,191)
Derivative liabilities		74,637	(76,587)

	￦	156,984	(157,778)

	2013
	Favorable changes		Unfavorable changes
Financial assets:
Effects on profit or loss for the period (*1):
Trading assets	￦	375	(1,249)
Financial assets designated at fair value through profit or loss		5,170	(4,385)
Derivative assets		16,053	(24,130)

		21,598	(29,764)
Effects on other comprehensive income for the period:
Available-for-sale financial assets (*2)		165,734	(73,273)

	￦	187,332	(103,037)

Financial liabilities:
Effects on profit or loss for the period (*1):
Financial liabilities designated at fair value through profit or loss	￦	45,080	(48,732)
Derivative liabilities		56,084	(58,729)

	￦	101,164	(107,461)

(*1)	Fair value changes are calculated by increasing or decreasing the volatility of the underlying asset (-10~10%) or correlations (-10~10%).
(*2)	Fair value changes are calculated by increasing or decreasing discount rate (-1~1%) or growth rate (0~1%).

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

4.	Financial risk management (continued)

ii)	Financial instruments measured at amortized cost

•	The method of measuring the fair value of financial instruments measured at amortized cost is as follows:

Type	Measurement methods of fair value
Cash and due from banks	The carrying amount and the fair value for cash are identical and most of deposits are floating interest rate deposits or next day deposits of a short-term instrument. For this reason, the carrying value approximates fair value.

Loans	The fair value of the loans is measured by discounting the expected cash flow at the market interest rate and credit risk, etc.

Held-to-maturity financial assets	The fair value of held-to-maturity financial assets is determined by applying the lesser of two quoted bond prices provided by two bond pricing agencies as of the latest trading date

Deposits and borrowings	The carrying amount and the fair value for demand deposits, cash management account deposits, call money as short-term instrument are identical. The fair value of others is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

Debt securities issued	The fair value of deposits and borrowings is based on the published price quotations in an active market. In case there is no data for an active market price, it is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

•	The carrying value and the fair value of financial instruments measured at amortized cost as of December 31, 2014 and 2013 are as follows:

	2014			2013 (Restated, see note 48)
	Carrying value		Fair value	Carrying value	Fair value
Assets:
Loans	￦	221,617,689	223,965,124	205,722,718	207,047,757
Held-to-maturity financial assets		13,373,384	14,231,320	11,031,307	11,380,798
Other financial assets		10,151,338	10,204,666	8,605,244	8,652,130

	￦	245,142,411	248,401,110	225,359,269	227,080,685

Liabilities:
Deposits	￦	193,709,738	194,057,580	178,809,881	178,792,752
Borrowings		22,973,767	23,097,742	20,142,908	20,186,806
Debt securities issued		37,334,612	38,270,720	37,491,439	37,905,035
Other financial liabilities		17,485,236	17,432,936	15,500,424	15,470,331

	￦	271,503,353	272,858,978	251,944,652	252,354,924

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

4.	Financial risk management (continued)

•	The fair value hierarchy of financial assets and liabilities which are not measured at their fair values in the statements of financial position as of December 31, 2014 and 2013 are as follows:

	2014
	Level 1		Level 2	Level 3	Total
Assets:
Loans	￦	29,569	2,959,108	220,976,447	223,965,124
Held-to-maturity financial assets		5,135,924	9,095,396	—	14,231,320
Other financial assets		16,544	5,841,425	4,346,697	10,204,666

	￦	5,182,037	17,895,929	225,323,144	248,401,110

Liabilities:
Deposits	￦	1,697,313	70,025,042	122,335,225	194,057,580
Borrowings		7,542,900	1,793,101	13,761,741	23,097,742
Debt securities issued in won		—	23,667,234	14,603,486	38,270,720
Other financial liabilities		17,520	5,189,079	12,226,337	17,432,936

	￦	9,257,733	100,674,456	162,926,789	272,858,978

	2013
	Level 1		Level 2	Level 3	Total
Assets:
Loans	￦	4,875,218	—	202,172,539	207,047,757
Held-to-maturity financial assets		3,800,855	7,579,943	—	11,380,798
Other financial assets		4,678,461	—	3,971,855	8,650,316

	￦	13,354,534	7,579,943	206,144,394	227,078,871

Liabilities:
Deposits	￦	61,210,971	—	117,581,781	178,792,752
Borrowings		7,288,983	—	12,897,823	20,186,806
Debt securities issued in won		—	23,276,229	14,628,806	37,905,035
Other financial liabilities		3,226,901	—	12,243,430	15,470,331

	￦	71,726,855	23,276,229	157,351,840	252,354,924

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

4.	Financial risk management (continued)

•	For financial instruments not measured at fair value in the statement of financial position but for which the fair value is disclosed, information on valuation technique and inputs used in measuring fair value of financial instruments classified as level 2 or level 3 at December 31, 2014 and 2013 are as follows:

	2014
	Fair value (*2)		Valuation technique	Inputs
Financial instruments classified as level 2 :
Assets
Loans	￦	2,959,108	DCF(*1)	Discount rate, credit spread, prepayment rate
Held-to-maturity financial assets		9,095,396	DCF(*1)	Discount rate
Other financial assets		5,841,425	DCF(*1)	Discount rate

		17,895,929

Liabilities
Deposits		70,025,042	DCF(*1)	Discount rate
Borrowings		1,793,101	DCF(*1)	Discount rate
Debt securities issued		23,667,234	DCF(*1)	Discount rate
Other financial liabilities		5,189,079	DCF(*1)	Discount rate

	￦	100,674,456

Financial instruments classified as level 3 :
Assets
Loans	￦	220,976,447	DCF(*1)	Discount rate, credit spread, prepayment rate
Other financial assets		4,346,697	DCF(*1)	Discount rate

		225,323,144

Liabilities
Deposits		122,335,225	DCF(*1)	Discount rate
Borrowings		13,761,741	DCF(*1)	Discount rate
Debt securities issued		14,603,486	DCF(*1)	Discount rate, regression coefficient, correlation coefficient
Other financial liabilities		12,226,337	DCF(*1)	Discount rate

	￦	162,926,789

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

4.	Financial risk management (continued)

	2013
	Fair value (*2)		Valuation technique	Inputs
Financial instruments classified as level 2:
Assets
Held-to-maturity financial assets	￦	7,579,943	DCF(*1)	Discount rate
Liabilities
Debt securities issued	￦	23,276,229	DCF(*1)	Discount rate
Financial instruments classified as level 3:
Assets
Loans	￦	202,172,539	DCF(*1)	Discount rate, credit spread, prepayment rate
Other financial assets		3,971,855	DCF(*1)	Discount rate

		206,144,394

Liabilities
Deposits		117,581,781	DCF(*1)	Discount rate
Borrowings		12,897,823	DCF(*1)	Discount rate
Debt securities issued		14,628,806	DCF(*1)	Discount rate, regression coefficient, correlation coefficient
Other financial liabilities		12,243,430	DCF(*1)	Discount rate

	￦	157,351,840

(*1)	DCF : discounted cash flow
(*2)	Valuation techniques and inputs are not disclosed when the carrying amount is a reasonable approximation of fair value

iii)	Changes in the difference between the fair value at initial recognition (the transaction price) and the value using models with unobservable inputs for the years ended December 31, 2014 and 2013

	2014		2013
Beginning balance	￦	(29,448)	(2,574)
Deferral on new transactions		(94,299)	(36,241)
Recognized in profit for the year		37,582	9,367

Ending balance	￦	(86,165)	(29,448)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

4.	Financial risk management (continued)

(f)	Classification by categories of financial instruments

Financial assets and liabilities are measured at fair value or amortized cost. The financial instruments measured at fair value or amortized cost are measured in accordance with the Group’s valuation methodologies, which are described in Note 4.(e) Measurement of fair value.

The carrying amounts of each category of financial assets and financial liabilities as of December 31, 2014 and 2013 are as follows:

	2014
	Trading assets		FVTPL assets (*1)	AFS (*2)	HTM (*3)	Loans and receivable	Derivatives held for hedging	Total
Assets:
Cash and due from banks	￦	—	—	—	—	20,584,838	—	20,584,838
Trading assets		24,362,176	—	—	—	—	—	24,362,176
Financial assets designated at FVTPL (*1)		—	2,737,375	—	—	—	—	2,737,375
Derivatives		1,411,168	—	—	—	—	157,139	1,568,307
Loans		—	—	—	—	221,617,689	—	221,617,689
AFS financial assets (*2)		—	—	31,418,014	—	—	—	31,418,014
HTM financial assets (*3)		—	—	—	13,373,384	—	—	13,373,384
Other		—	—	—	—	10,151,338	—	10,151,338

	￦	25,773,344	2,737,375	31,418,014	13,373,384	252,353,865	157,139	325,813,121

	2014
	Trading liabilities		FVTPL liabilities (*1)	Financial liabilities measured at amortized cost	Derivatives held for hedging	Total
Liabilities:
Deposits	￦	—	—	193,709,738	—	193,709,738
Trading liabilities		2,688,734	—	—	—	2,688,734
Financial liabilities designated at FVTPL (*1)		—	8,996,181	—	—	8,996,181
Derivatives		1,596,400	—	—	121,155	1,717,555
Borrowings		—	—	22,973,767	—	22,973,767
Debt securities issued		—	—	37,334,612	—	37,334,612
Other		—	—	17,485,236	—	17,485,236

	￦	4,285,134	8,996,181	271,503,353	121,155	284,905,823

(*1)	FVTPL : fair value through profit of loss
(*2)	AFS : available-for-sale
(*3)	HTM : held-to-maturity

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

4.	Financial risk management (continued)

	2013
	Trading assets		FVTPL assets (*1)	AFS (*2)	HTM (*3)	Loans and receivable	Derivatives held for hedging	Total
Assets:
Cash and due from banks	￦	—	—	—	—	16,472,509	—	16,472,509
Trading assets		18,033,298	—	—	—	—	—	18,033,298
Financial assets designated at FVTPL (*1)		—	3,360,765	—	—	—	—	3,360,765
Derivatives		1,549,716	—	—	—	—	167,752	1,717,468
Loans		—	—	—	—	205,722,718	—	205,722,718
AFS financial assets (*2)		—	—	33,596,567	—	—	—	33,596,567
HTM financial assets (*3)		—	—	—	11,031,307	—	—	11,031,307
Other		—	—	—	—	8,605,244	—	8,605,244

	￦	19,583,014	3,360,765	33,596,567	11,031,307	230,800,471	167,752	298,539,876

	2013
	Trading liabilities		FVTPL liabilities (*1)	Financial liabilities measured at amortized cost	Derivatives held for hedging	Total
Liabilities:
Deposits	￦	—	—	178,809,881	—	178,809,881
Trading liabilities		1,258,283	—	—	—	1,258,283
Financial liabilities designated at FVTPL (*1)		—	5,909,130	—	—	5,909,130
Derivatives		1,680,634	—	—	338,761	2,019,395
Borrowings		—	—	20,142,908	—	20,142,908
Debt securities issued		—	—	37,491,439	—	37,491,439
Other		—	—	15,500,424	—	15,500,424

	￦	2,938,917	5,909,130	251,944,652	338,761	261,131,460

(*1)	FVTPL : fair value through profit of loss
(*2)	AFS : available-for-sale
(*3)	HTM : held-to-maturity

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

4.	Financial risk management (continued)

(g)	Transfer of financial instruments

i)	Transfers that do not qualify for derecognition

•	Bonds sold under repurchase agreements as of December 31, 2014 and 2013 are as follows:

	2014		2013
Transferred asset:
Financial assets at fair value through profit or loss	￦	6,929,219	5,904,275
Available-for-sale financial assets		972,344	573,096
Held-to-maturity financial assets		375,396	262,225
Loans		158,673	121,350
Associated liabilities:
Bonds sold under repurchase agreements	￦	7,707,954	6,390,886

•	Securities loaned as of December 31, 2014 and 2013 are as follows:

	2014		2013	Lenders
Government bonds	￦	491,931	185,161	Korea Securities Finance Corp., Mitsui Sumitomo and others
Financial institutions bonds		140,239	17,043	Korea Securities Finance Corp.
Corporate bonds		1,831	3,368	Mirae Asset Securities Co.,Ltd.

	￦	634,001	205,572

ii)	Financial instruments qualified for derecognition and continued involvement

There was no financial instruments which qualify for derecognition and in which the Group has continuing involvements as of December 31, 2014, and 2013.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

4.	Financial risk management (continued)

(h)	Offsetting financial assets and financial liabilities

Financial assets and liabilities subject to offsetting, enforceable master netting arrangements and similar agreements as of December 31, 2014 and 2013 are as follows:

	2014
	Gross amounts of recognized financial assets/ liabilities		Gross amounts of recognized financial liabilities set off in the statement of financial position	Net amounts of financial assets presented in the statement of financial position	Related amounts not set off in the statement of financial position
					Financial instruments	Cash collateral received	Net amount
Assets:
Derivatives(*1)	￦	1,513,338	—	1,513,338	5,006,936	25,044	920,259
Other financial instruments(*1)		5,280,560	841,659	4,438,901
Bonds purchased under repurchase agreements(*2)		11,071,542	—	11,071,542	10,510,942	—	560,600
Securities loaned(*2)		634,001	—	634,001	487,090	—	146,911
Domestic exchange settlement debit(*3)		24,624,335	22,524,299	2,100,036	3,561	—	2,096,475
Receivables from disposal of securities(*4)		4,648	316	4,332	4,332	—	—
Insurance receivables		1,775	—	1,775	1,198	—	577

		43,130,199	23,366,274	19,763,925	16,014,059	25,044	3,742,822

Liabilities:
Derivatives(*1)		1,845,449	—	1,845,449	4,978,480	—	711,744
Other financial instruments(*1)		4,686,433	841,659	3,844,775
Bonds purchased under repurchase agreements(*2)		7,707,954	—	7,707,954	7,707,954	—	—
Securities borrowed(*2)		2,253,329	—	2,253,329	2,253,329	—	—
Domestic exchange settlement pending(*3)		24,010,268	22,524,299	1,485,969	1,449,106	—	36,863
Payable from purchase of securities(*4)		551	315	236	236	—	—
Insurance payables		1,198	—	1,198	1,198	—	—

	￦	40,505,183	23,366,273	17,138,910	16,390,303	—	748,607

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

4.	Financial risk management (continued)

	2013 (Restated, see note 48)
	Gross amounts of recognized financial assets/ liabilities		Gross amounts of recognized financial liabilities set off in the statement of financial position	Net amounts of financial assets presented in the statement of financial position	Related amounts not set off in the statement of financial position
					Financial instruments	Cash collateral received	Net amount
Assets:
Derivatives(*1)	￦	1,688,219	—	1,688,219	3,080,591	22,499	1,055,926
Other financial instruments(*1)		2,470,797	—	2,470,797
Bonds purchased under repurchase agreements(*2)		10,064,835	—	10,064,835	9,594,775	—	470,060
Securities loaned(*2)		205,572	—	205,572	205,572	—	—
Domestic exchange settlement debit(*3)		23,413,253	21,045,416	2,367,837	4,145	—	2,363,692
Receivables from disposal of securities(*4)		616,732	616,732	—	—	—	—
Insurance receivables		2,107	—	2,107	2,052	—	55

		38,461,515	21,662,148	16,799,367	12,887,135	22,499	3,889,733

Liabilities:
Derivatives(*1)		1,947,627	—	1,947,627	3,128,198	—	949,872
Other financial instruments(*1)		2,130,443	—	2,130,443
Bonds purchased under repurchase agreements(*2)		6,390,886	—	6,390,886	6,390,886	—	—
Securities borrowed(*2)		858,039	—	858,039	858,039	—	—
Domestic exchange settlement pending(*3)		21,966,798	21,045,416	921,382	889,904	—	31,478
Payable from purchase of securities(*4)		716,475	616,732	99,743	—	—	99,743
Insurance payables		2,193	—	2,193	2,052	—	141

	￦	34,012,461	21,662,148	12,350,313	11,269,079	—	1,081,234

(*1)	The Group has certain derivative transactions subject to the ISDA (International Derivatives Swaps and Dealers Association) agreement. According to the ISDA agreement, when credit events (e.g. default) of counterparties occur, all derivative agreements are terminated and set off.
(*2)	Resale and repurchase agreement, securities borrowing and lending agreement are also similar to ISDA agreement with respect to enforceable netting agreements.
(*3)	The Group has legally enforceable right to set off and settles financial assets and liabilities on a net basis. Therefore, domestic exchanges settlement receivables (payables) are recorded on a net basis in the consolidated statements of financial position.
(*4)	Receivables and payables related to settlement of purchase and disposition of enlisted securities are offset and the net amount is presented in the consolidated statement of financial position because the Group currently has a legally enforceable right to set off the recognized amounts and intends to settle on a net basis.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

4.	Financial risk management (continued)

(i)	Capital risk management

The controlling company, controlling banks or other financial institutions conducting banking business as prescribed in the Financial Holding Company Act, is required to maintain a minimum consolidated equity capital ratio of 8.0%.

“Consolidated equity capital ratio” is defined as the ratio of equity capital as a percentage of risk-weighted assets on a consolidated basis, determined in accordance with the Financial Services Commission requirements that have been formulated based on Bank of International Settlement standards. “Equity capital”, as applicable to bank holding companies, is defined as the sum of Common Equity Tier 1 capital (including common stock, share premium resulting from the issue of instruments included common equity Tier 1, retained earnings, etc.), Additional Tier 1 capital (with the minimum set of criteria for an instrument issued by the Group to meet, ie ‘perpetual’) and Tier 2 capital (to provide loss absorption on a gone-concern basis) less any deductible items (including goodwill, income tax assets, etc.), each as defined under the Regulation on the Supervision of Financial Holding Companies. “Risk-weighted assets” is defined as the sum of credit risk-weighted assets and market risk-weighted assets.

The capital adequacy ratio of the Group as of December 31, 2014 and 2013 are as follows:

	2014		2013
Capital (A)	￦	25,937,968	25,605,827
Risk-weighted assets (B)		198,832,860	190,716,648
BIS ratio (A/B)		13.05%	13.43%

As of December 31, 2014 and 2013, the Group met the regulatory capital ratio above 8%.

Shinhan Life Insurance measures and manages RBC (risk based capital) ratio according to the Regulation on Supervision of Insurance Business to maintain required capital for the solvency margin.

As of December 31, 2014 and 2013, the Group’s BIS capital ratio and Shinhan Life Insurance’s RBC ratio exceed the regulatory minimum ratios.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

5.	Significant estimate and judgment

The preparation of consolidated financial statements requires the application of certain critical accounting and assumptions relative to the future. Management’s estimate of the outcome may differ from an actual outcome if managements’ estimate and assumption based on its best judgment at the reporting date are different from an actual environment. The change in an accounting estimate is recognized prospectively in profit or loss in the year of the change, if the change affects that year only, or the year of the change and future years, if the change affects both.

(a)	Goodwill

The Group assesses annually whether any objective evidence of impairment on goodwill exists in accordance with the accounting policy as described in note 3. The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. Value in use is measured based on estimates.

(b)	Income taxes

The Group is subject to tax law from various countries. Within the normal business process, there are various types of transaction and different accounting method that may add uncertainties to the decision of the final income taxes. The Group has recognized current and deferred tax that reflect tax consequences that would follow from the manner in which the entity expects, at the end of the reporting year, to recover or settle the carrying amount of its assets and liabilities. However, actual income tax in the future may not be identical to the recognized deferred tax assets and liabilities, and this difference can affect current and deferred tax at the year when the final tax effect is conformed.

(c)	Fair value of financial instruments

The fair values of financial instruments which are not actively traded in the market are determined by using valuation techniques. The Group determines valuation method and assumptions based on significant market conditions at the end of each reporting year. Diverse valuation techniques are used to determine the fair value of financial instruments, from general market accepted valuation model internally developed valuation model that incorporates various types of assumptions and variables.

(d)	Allowances for loan losses, guarantees and unused loan commitments

The Group determines and recognizes allowances for losses on loans through impairment testing and recognizes provision for guarantees and unused loan commitments. The accuracy of provisions of credit losses is determined by the methodology and assumptions used for estimating expected cash flows of the borrower for allowances on individual loans and collectively assessing allowances for groups of loans, guarantees and unused loan commitments.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

5.	Significant estimate and judgment (continued)

(e)	Defined benefit obligation

The present value of defined benefit obligation that is measured by actuarial valuation method uses various assumptions which can change according to various elements. The rate used to discount post-employment benefit obligations is determined by reference to market yields at the end of the reporting year on high quality corporate bonds. The currency and term of the corporate bonds are consistent with the currency and estimated term of the post-employment benefit obligations. Actuarial gains and losses including experience adjustments and the effects of changes in actuarial assumptions are recognized in profit or loss. Other significant assumptions related to defined benefit obligation are based on current market situation.

(f)	Impairment of available-for-sale equity investments

When there is a significant or prolonged decline in the fair value of an investment in an equity instrument below its original cost, there is objective evidence that available-for-sale equity investments are impaired. Accordingly, the Group considers the decline in the fair value of more than 30% against the original cost as “significant decline” and the status when the market price for marketable equity is less than the carrying amounts of instruments for six consecutive months as a “prolonged decline”.

(g)	Hedging relationship

The hedging instruments are expected to be “highly effective” in offsetting the changes in the fair value or cash flows of the respective hedged items during the period. For a cash flow hedge of a forecasted transaction, the transaction should be highly probable to occur and should present an exposure to variations in cash flows that could ultimately affect reported net income.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

6.	Investment in subsidiaries

(a)	Summarized financial information of the subsidiaries

i)	Condensed financial position for the controlling company and the Group’s subsidiaries as of December 31, 2014 and 2013 are as follows:

		2014				2013 (Restated, see note 48)
	Note	Total assets		Total liabilities	Total equity	Total assets	Total liabilities	Total equity
Shinhan Financial Group (Separate)		￦	27,094,548	6,859,429	20,235,119	27,424,645	7,450,173	19,974,472
Shinhan Bank			255,646,329	235,169,429	20,476,900	238,045,694	217,509,613	20,536,081
Shinhan Card Co., Ltd.			22,259,514	16,127,087	6,132,427	21,649,234	15,540,450	6,108,784
Shinhan Investment Corp.			25,928,292	23,598,201	2,330,091	19,097,725	16,862,018	2,235,707
Shinhan Life Insurance Co., Ltd.	48		21,939,682	20,463,749	1,475,933	19,385,187	18,085,212	1,299,975
Shinhan Capital Co., Ltd.			3,939,493	3,369,060	570,433	3,772,378	3,252,627	519,751
Jeju Bank			3,475,694	3,170,213	305,481	3,196,049	2,903,954	292,095
Shinhan Credit Information Co., Ltd.			23,040	8,420	14,620	21,026	7,303	13,723
Shinhan Private Equity			461,342	371,448	89,894	572,884	488,850	84,034
Shinhan BNP Paribas AMC			188,886	32,429	156,457	169,611	20,982	148,629
SHC Management Co., Ltd.			8,938	1,358	7,580	8,804	1,705	7,099
Shinhan Data System			25,826	16,461	9,365	20,542	12,360	8,182
Shinhan Savings Bank			804,035	689,550	114,485	777,096	681,113	95,983
Shinhan Aitas Co., Ltd.			37,657	6,242	31,415	34,584	4,146	30,438

		￦	361,833,276	309,883,076	51,950,200	334,175,459	282,820,506	51,354,953

(*1)	Condensed financial information of the subsidiaries is based on the consolidated financial information, if applicable.
(*2)	Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

6.	Investment in subsidiaries (continued)

ii)	Condensed comprehensive income statement for the controlling company and the Group’s subsidiaries for years ended December 31, 2014 and 2013 were as follows:

		2014				2013 (Restated, see note 48)
	Note	Operating income		Net income (loss)	Total com- prehensive income (loss)	Operating income	Net income (loss)	Total com- prehensive income (loss)
Shinhan Financial Group (separate)		￦	1,061,540	662,623	660,754	1,106,991	731,638	731,369
Shinhan Bank			13,987,647	1,455,653	1,396,780	15,454,849	1,373,177	1,014,906
Shinhan Card Co., Ltd.			4,596,758	635,151	547,666	4,614,563	658,074	776,419
Shinhan Investment Corp.			3,295,109	118,235	104,390	2,692,355	75,366	67,911
Shinhan Life Insurance Co., Ltd.	48		5,134,787	80,672	106,980	5,057,026	75,459	16,583
Shinhan Capital Co., Ltd.			328,077	51,944	55,591	343,499	50,372	48,073
Jeju Bank			168,723	13,856	15,608	176,135	20,483	15,452
Shinhan Credit Information Co., Ltd.			976	1,055	891	28,901	155	259
Shinhan Private Equity			332,861	8,327	7,579	254,458	8,836	8,852
Shinhan BNP Paribas AMC			89,019	28,195	28,228	97,981	31,468	31,455
SHC Management Co., Ltd.			558	482	482	237	(1,317)	(1,317)
Shinhan Data System			69,136	2,647	(1,459)	62,061	1,124	517
Shinhan Savings Bank			72,085	11,140	14,758	75,929	(29,919)	(30,622)
Shinhan Aitas Co., Ltd.			28,515	3,988	3,988	26,859	3,770	3,770

		￦	29,165,791	3,073,968	2,942,236	29,991,844	2,998,686	2,683,627

(*1)	Condensed financial information of the subsidiaries is based on the consolidated financial information, if applicable.
(*2)	Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

6.	Investment in subsidiaries (continued)

(b)	Change in subsidiaries

i)	The subsidiary that is newly included in consolidation during the year ended December 31, 2014 is as follows:

Company	Description
LLP MFO Shinhan Card kazakhstan	A new investment

ii)	The subsidiary that was excluded from consolidation during the year ended December 31, 2013 is as follows:

Company	Description
Symphony Energy Co., Ltd.	Disposal

Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.

7.	Operating segments

(a)	Segment information

The general descriptions by operating segments as of December 31, 2014 are as follows:

Segment		Description
Banking	Retail banking	Loans to or deposits from individual customers, wealth management customers, and institutions such as hospitals, airports and schools

	Corporations and investment banking	Loans to or deposits from corporations including small or medium sized companies and business related to investment banking

	International group	Internal asset and liability management, trading of securities and derivatives, investment portfolio management and other related business supervision on overseas subsidiaries and branch operations and other international business

	Others	Administration of bank operations

Credit card		Credit card business

Securities		Securities trading, underwriting and brokerage services

Life insurance		Life insurance and related business

Others		Leasing, assets management and other businesses

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

7.	Operating segments (continued)

(b)	The following tables provide information of income for each operating segment for the years ended December, 2014 and 2013.

	2014
	Banking
	Retail		Corporations	International	Other	Adjustments	Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income (loss)	￦	2,401,490	891,375	303,760	844,439	5,490	1,372,965	386,071	651,109	(70,296)	3,397	6,789,800
Net fees and commission income (loss)		572,913	258,368	54,670	(58,233)	(11,879)	256,809	197,747	27,365	185,859	(14,461)	1,469,158
Other income (expense), net		(2,406,966)	261,178	(226,501)	(1,060,649)	(14,496)	(836,871)	(450,806)	(560,331)	(194,159)	(114,547)	(5,604,148)

Operating income (loss)		567,437	1,410,921	131,929	(274,443)	(20,885)	792,903	133,012	118,143	(78,596)	(125,611)	2,654,810
Equity method income (loss)		—	—	—	—	11,808	—	10,943	5	6,266	1,558	30,580
Income tax expense (benefit)		116,698	288,840	32,398	(40,660)	(13,187)	186,886	39,035	31,395	24,407	2,153	667,965

Net profit (loss) for the period	￦	454,402	1,130,845	98,002	(177,133)	(36,606)	635,151	118,235	80,672	(14,594)	(89,363)	2,199,611

Controlling interest	￦	454,402	1,130,845	98,002	(177,133)	(37,036)	635,151	118,235	80,672	(22,325)	(199,703)	2,081,110
Non-controlling interests		—	—	—	—	430	—	—	—	7,731	110,340	118,501

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

7.	Operating segments (continued)

	2013 (Restated, see note 48)
	Banking
	Retail		Corporations	International	Other	Adjustments	Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income (loss)	￦	2,340,436	936,884	272,513	865,550	12,530	1,395,425	281,858	603,229	(108,287)	4,746	6,604,884
Net fees and commission income (loss)		559,453	232,673	49,547	(83,616)	1,459	166,129	212,276	32,270	221,626	(5,463)	1,386,354
Other income (expense), net		(2,439,859)	(181,966)	(199,254)	(553,078)	(68,173)	(728,559)	(392,488)	(528,164)	(230,342)	(37,356)	(5,359,239)

Operating income (loss)		460,030	987,591	122,806	228,856	(54,184)	832,995	101,646	107,335	(117,003)	(38,073)	2,631,999
Equity method income (loss)		—	—	—	—	22,448	—	(19,401)	—	7,029	(2,790)	7,286
Income tax expense (benefit)		103,326	198,408	23,893	42,163	(7,368)	192,728	21,895	21,188	29,973	(4,992)	621,214

Net profit (loss) for the period	￦	364,484	794,236	95,647	168,780	(29,487)	658,074	75,366	75,460	(99,437)	(47,784)	2,055,339

Controlling interest	￦	364,484	794,236	95,647	168,780	(29,646)	658,074	75,366	75,460	(105,421)	(198,403)	1,898,577
Non-controlling interests		—	—	—	—	159	—	—	—	5,984	150,619	156,762

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

7.	Operating segments (continued)

(c)	The following tables provide information of net interest income of each operating segment for the years ended December 31, 2014 and 2013.

	2014
	Banking
	Retail		Corporations	International	Other	Adjustments	Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income from:
External customers	￦	2,539,504	1,352,390	307,124	254,322	—	1,408,923	393,529	648,313	(114,305)	—	6,789,800
Internal transactions		(138,014)	(461,015)	(3,364)	590,117	5,490	(35,958)	(7,458)	2,796	44,009	3,397	—

	￦	2,401,490	891,375	303,760	844,439	5,490	1,372,965	386,071	651,109	(70,296)	3,397	6,789,800

	2013 (Restated, see note 48)
	Banking
	Retail		Corporations	International	Other	Adjustments	Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income from:
External customers	￦	2,206,527	1,615,232	295,584	321,157	—	1,430,554	288,060	601,696	(153,926)	—	6,604,884
Internal transactions		133,909	(678,348)	(23,071)	544,393	12,530	(35,129)	(6,202)	1,533	45,638	4,747	—

	￦	2,340,436	936,884	272,513	865,550	12,530	1,395,425	281,858	603,229	(108,288)	4,747	6,604,884

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

7.	Operating segments (continued)

(d)	Financial information of geographical area

The following table provides information of income from external consumers by geographical area for the years ended December 31, 2014 and 2013.

	2014		2013
Domestic	￦	2,489,006	2,514,426
Overseas		165,804	117,573

	￦	2,654,810	2,631,999

The following table provides information of non-current assets by geographical area as of December 31, 2014 and 2013.

	2014		2013
Domestic	￦	7,513,214	8,071,974
Overseas		54,413	58,963

	￦	7,567,627	8,130,937

(*)	Non-current assets comprise property and equipment, intangible assets, investment properties.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

8.	Cash and due from banks

(a)	Cash and due from banks as of December 31, 2014 and 2013 are as follows:

	2014		2013
Cash and cash equivalents	￦	2,522,791	2,644,109
Deposits in won:
Reserve deposits		5,755,317	3,230,045
Time deposits		2,644,390	2,396,369
Certificate of deposits		—	79,515
Other		4,019,905	2,833,687

		12,419,612	8,539,616

Deposits in foreign currency:
Deposits		2,540,592	2,715,882
Time deposits		2,577,682	2,037,426
Other		547,836	547,135

		5,666,110	5,300,443

Allowance for credit losses		(23,675)	(11,659)

	￦	20,584,838	16,472,509

(b)	Restricted due from banks as of December 31, 2014 and 2013 are as follows:

	2014		2013
Deposits denominated in won:
Reserve deposits	￦	5,755,317	3,230,045
Other (*)		3,842,219	2,034,098

		9,597,536	5,264,143
Deposits denominated in foreign currency		666,620	878,274

	￦	10,264,156	6,142,417

(*)	Pursuant to the Regulation on Financial Investment Business, the Group is required to deposit certain portions of customers’ deposits with the Korean Securities Finance Corporation (“KSFC”) or banks to ensure repayment of customer deposits and the deposits may not be pledged as collateral.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

9.	Trading assets

Trading assets as of December 31, 2014 and 2013 are as follows:

	2014		2013
Debt securities:
Governments	￦	2,045,124	873,387
Financial institutions		8,302,174	6,034,954
Corporations		5,769,659	4,450,556
Commercial Papers		3,790,597	2,828,339
CMA(*)		1,197,304	1,043,266
Others		171,540	33,110

		21,276,398	15,263,612
Equity securities:
Stocks		1,011,012	521,406
Beneficiary certificates		1,812,208	1,836,729
Others		38,002	335,214

		2,861,222	2,693,349
Other
Gold deposits		224,556	76,337

	￦	24,362,176	18,033,298

(*)	CMA: Cash management account deposits

10.	Financial asset designated at fair value through profit or loss

Financial assets designated at fair value through profit or loss as of December 31, 2014 and 2013 are as follows:

	2014		2013	Reason for designation
Debt securities	￦	1,419,343	1,187,310	Evaluation and management on a fair value basis, accounting mismatch
Equity securities (*)		791,175	1,469,846	Evaluation and management on a fair value basis, accounting mismatch
Others		526,857	703,609	Combined instrument

	￦	2,737,375	3,360,765

(*)	Restricted reserve for claims of customers’ deposits (trusts) as of December 31, 2014 and 2013 are ￦706,899 million and ￦1,209,975 million, respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

11.	Derivatives

(a)	The notional amounts of derivatives as of December 31, 2014 and 2013 are as follows:

	2014		2013 (Restated see note 48)
Foreign currency related:
Over the counter:
Currency forwards	￦	31,812,684	28,090,919
Currency swaps		14,362,691	14,327,504
Currency options		774,869	314,069

		46,950,244	42,732,492
Exchange traded:
Currency futures		397,954	56,979

		47,348,198	42,789,471

Interest rates related:
Over the counter:
Interest rate swaps		76,964,495	85,987,990
Interest rate options		1,861,201	3,288,402

		78,825,696	89,276,392
Exchange traded:
Interest rate futures		1,236,960	962,539
Interest rate swaps (*)		3,253,000	—

		4,489,960	962,539

		83,315,656	90,238,931

Credit related:
Over the counter:
Credit swaps		385,333	229,742
Equity related:
Over the counter:
Equity swaps and forwards		4,168,373	3,042,964
Equity options		2,637,565	2,717,467

		6,805,938	5,760,431
Exchange traded:
Equity futures		223,607	223,417
Equity options		205,018	899,385

		428,625	1,122,802

		7,234,563	6,883,223

Commodity related:
Over the counter:
Commodity swaps and forwards		1,170,283	1,183,862
Commodity options		40,502	107,644

		1,210,785	1,291,506
Exchange traded:
Commodity futures		159,155	185,346

		1,369,940	1,476,852

(*)	The notional amount of derivatives which is settled in the ‘Central Counter Party (CCP)’ system.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

11.	Derivatives (continued)

	2014		2013 (Restated see note 48)
Hedge:
Currency forwards		685,348	151,768
Currency swaps		2,178,614	1,880,545
Interest rate swaps		8,306,680	8,691,250
		11,170,641	10,723,563

	￦	150,824,332	152,341,792

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

11.	Derivatives (continued)

(b)	Fair values of derivative instruments as of December 31, 2014 and 2013 are as follows:

	2014			2013 (Restated, see note 48)
	Assets		Liabilities	Assets	Liabilities
Foreign currency related:
Over the counter:
Currency forwards	￦	440,089	509,555	421,167	494,163
Currency swaps		247,236	272,584	428,409	348,368
Currency options		4,440	5,048	9,123	1,504

		691,765	787,187	858,699	844,035
Exchange traded:
Currency futures		175	—	—	—

		691,940	787,187	858,699	844,035

Interest rates related:
Over the counter:
Interest rate swaps		564,432	509,140	486,583	443,022
Interest rate options		10,147	16,614	12,982	16,932
Interest rate forwards		—	—	214	—

		574,579	525,754	499,779	459,954
Exchange traded:
Interest rate futures		213	45	—	—

		574,792	525,799	499,779	459,954

Credit related:
Over the counter:
Credit swaps		1,641	15,484	1,480	5,324
Equity related:
Over the counter:
Equity swap and forwards		59,440	(17,352)	90,610	63,833
Equity options		64,626	145,608	86,113	214,202

		124,066	128,256	176,723	278,035
Exchange traded:
Equity futures		201	258	85	4
Equity options		2,540	104	1,341	928

		2,741	362	1,426	932

		126,807	128,618	178,149	278,967

Commodity related:
Over the counter:
Commodity swaps and forwards		12,663	134,400	7,609	81,893
Commodity options		1,814	3	1,852	7,268

		14,477	134,403	9,461	89,161
Exchange traded:
Commodity futures		1,511	4,909	2,148	3,193

		15,989	139,312	11,609	92,354

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

11.	Derivatives (continued)

	2014			2013 (Restated, see note 48)
	Assets		Liabilities	Assets	Liabilities
Hedge:
Currency forwards		1,126	19,712	2,112	141
Currency swaps		38,997	50,788	12,413	102,228
Interest rate swaps		117,015	50,655	153,227	236,392

		157,139	121,155	167,752	338,761

	￦	1,568,307	1,717,555	1,717,468	2,019,395

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

11.	Derivatives (continued)

(c)	Gain or loss on valuation of derivatives for the years ended December 31, 2014 and 2013 are as follows:

	2014		2013 (Restated see note 48)
Foreign currency related
Over the counter
Currency forwards	￦	(71,396)	(120,476)
Currency swaps		(74,327)	(11,165)
Currency options		582	4,673

		(145,141)	(126,968)
Exchange traded
Currency futures		(955)	(27)

		(146,096)	(126,995)

Interest rates related
Over the counter
Interest rate swaps		(35,782)	(74,566)
Interest rate options		(668)	3,328

		(36,450)	(71,238)
Exchange traded
Interest rate futures		(853)	(1,823)
		(7,180)	—

		(8,033)	(1,823)

		(44,483)	(73,061)

Credit related
Over the counter
Credit swaps		(11,216)	(4,391)
Equity related
Over the counter
Equity swap and forwards		62,852	(34,698)
Equity options		(1,925)	(13,114)

		60,927	(47,812)

Exchange traded
Equity futures		4,232	(1,214)
Equity options		477	(1,587)

		4,709	(2,801)

		65,636	(50,613)

Commodity related
Over the counter
Commodity swaps and forwards		(112,485)	(66,468)
Commodity options		(196)	2,704

		(112,681)	(63,764)
Exchange traded
Commodity futures		(5,527)	(4,065)

		(118,208)	(67,829)

Hedge
Currency forwards		(13,470)	1,665
Currency swaps		58,444	(15,849)
Interest rate swaps		148,048	(253,433)

		193,022	(267,617)

	￦	(61,343)	(590,506)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

11.	Derivatives (continued)

(d)	Gain or loss on fair value hedges for the years ended December 31, 2014 and 2013 are as follows:

	2014		2013
Hedged item	￦	(133,761)	279,618
Hedging instruments		145,560	(240,814)

	￦	11,799	38,804

(e)	Hedge of net investment in foreign operations

Hedge accounting is applied for a portion of net investments in foreign operations. Foreign currency translation adjustments for foreign operation by each hedging instrument for the years ended December 31, 2014 and 2013 are as follows:

	2014		2013
Borrowings in foreign currency	￦	(2,066)	65,567
Debt securities issued in foreign currency		22,820	5,366
Currency forwards		(5,133)	98

	￦	15,621	71,031

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

12.	Loans

(a)	Loans as of December 31, 2014 and 2013 are as follows:

	2014		2013
Household loans	￦	84,929,702	77,150,180
Corporate loans		113,989,749	104,544,194
Public and other		2,135,127	2,525,043
Loans to banks		4,683,996	6,102,748
Card receivables		18,140,810	17,664,882

		223,879,384	207,987,047
Discount		(37,458)	(39,127)
Deferred loan origination costs and fees		276,627	251,249

		224,118,553	208,199,169
Allowance for credit losses		(2,500,864)	(2,476,451)

	￦	221,617,689	205,722,718

(b)	Changes in the allowance for credit losses for the years ended December 31, 2014 and 2013 are as follows:

	2014
	Loans						Other (*2)	Total
	Household		Corporate	Credit Card	Other	Subtotal
Beginning balance	￦	216,318	1,597,200	647,818	15,115	2,476,451	98,617	2,575,068
Provision for (reversal of) allowance		152,643	357,630	387,499	(3,050)	894,722	49,706	944,428
Write-offs		(150,381)	(459,018)	(497,538)	(206)	(1,107,143)	(33,742)	(1,140,885)
Effect of discounting (*1)		(220)	(41,700)	(354)	—	(42,274)	—	(42,274)
Allowance related to loans transferred		(5,252)	(30,291)	(2,255)	(4)	(37,802)	—	(37,802)
Recoveries		18,883	178,970	181,882	10,763	390,498	4,216	394,714
Others (*3)		(2,691)	(75,692)	4,796	—	(73,587)	(444)	(74,031)

Ending balance	￦	229,300	1,527,099	721,848	22,618	2,500,865	118,353	2,619,218

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

12.	Loans (continued)

	2013
	Loans						Other (*2)	Total
	Household		Corporate	Credit Card	Other	Subtotal
Beginning balance	￦	297,257	1,733,948	744,063	25,237	2,800,505	102,946	2,903,451
Provision for (reversal of) allowance		139,989	613,257	339,242	(10,122)	1,082,366	42,561	1,124,927
Write-offs		(191,261)	(656,801)	(610,036)	—	(1,458,098)	(29,998)	(1,488,096)
Effect of discounting (*1)		(406)	(51,244)	(1,234)	—	(52,884)	—	(52,884)
Allowance related to loans transferred		(53,864)	(124,051)	(45,987)	—	(223,902)	(4,398)	(228,300)
Recoveries		27,751	150,954	216,888	—	395,593	2,470	398,063
Others (*3)		(3,148)	(68,863)	4,882	—	(67,129)	(14,964)	(82,093)

Ending balance	￦	216,318	1,597,200	647,818	15,115	2,476,451	98,617	2,575,068

(*1)	Interest income from impaired financial assets
(*2)	Included allowance for due from banks and other assets
(*3)	Other changes were due to debt restructuring, debt-equity swap, and foreign exchange rate, etc.

(c)	Changes in deferred loan origination costs and fees for the years ended December 31, 2014 and 2013 are as follows:

	2014		2013
Beginning balance	￦	251,249	212,477
Loan originations		179,784	150,137
Amortization		(154,406)	(111,365)

Ending balance	￦	276,627	251,249

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

13.	Available-for-sale financial assets and held-to-maturity financial assets

(a)	Available-for-sale financial assets and held-to-maturity financial assets as of December 31, 2014 and 2013 are as follows:

	2014		2013 (Restated see note 48)
Available-for-sale financial assets:
Debt securities (*1):
Government bonds	￦	4,007,317	4,396,211
Financial institution bonds		11,922,184	12,842,491
Corporate bonds and others		10,926,161	11,469,972

		26,855,662	28,708,674
Equity securities (*2):
Stocks		2,416,482	3,193,031
Equity investments		614,566	517,846
Beneficiary certificates		1,427,387	1,047,228
Others		103,917	129,788

		4,562,352	4,887,893

		31,418,014	33,596,567

Held-to-maturity financial assets:
Debt securities:
Government bonds		7,794,704	5,720,223
Financial institutions bonds		1,573,869	1,406,063
Corporate bonds		4,004,811	3,905,021

		13,373,384	11,031,307

	￦	44,791,398	44,627,874

(*1)	Debt securities are measured at fair value by applying the lesser of two quoted bond prices provided by two bond pricing agencies as of the latest trading date from the end of reporting period.
(*2)	Equity securities with no quoted market prices in active markets and for which the fair value cannot be measured reliably are recorded at cost were ￦113,717 million and ￦93,417 million as of December 31, 2014 and 2013, respectively.

(b)	Gain or loss on sale of available-for-sale financial assets for the years ended December 31, 2014 and 2013 were as follows:

	2014		2013
Gain on disposal of available-for-sale financial assets	￦	721,736	773,032
Loss on disposal of available-for-sale financial assets		(40,805)	(72,423)

	￦	680,931	700,609

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

14.	Property and equipment, net

(a)	Property and equipment as of December 31, 2014 and 2013 are as follows:

	2014
	Acquisition cost		Accumulated depreciation	Accumulated impairment losses	Carrying amount
Land	￦	1,789,410	—	—	1,789,410
Buildings		1,115,070	(162,346)	—	952,724
Other		2,012,103	(1,606,982)	—	405,121

	￦	4,916,583	(1,769,328)	—	3,147,255

	2013
	Acquisition cost		Accumulated depreciation	Accumulated impairment losses	Carrying amount
Land	￦	1,798,444	—	—	1,798,444
Buildings		1,106,021	(130,467)	—	975,554
Other		2,049,971	(1,609,581)	(85)	440,305

	￦	4,954,436	(1,740,048)	(85)	3,214,303

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

14.	Property and equipment, net (continued)

(b)	Changes in property and equipment for the years ended December 31, 2014 and 2013 are as follows:

	2014
	Land		Buildings	Other	Total
Beginning balance	￦	1,798,444	975,554	440,305	3,214,303
Acquisitions (*1)		590	28,061	156,625	185,276
Disposals		(101)	(2,656)	(24,260)	(27,017)
Depreciation		—	(35,060)	(165,751)	(200,811)
Amounts transferred from (to) investment property		(12,432)	(14,319)	—	(26,751)
Amounts transferred from assets held for sale (*2)		2,891	305	—	3,196
Others		—	—	378	378
Effects of foreign currency movements		18	839	(2,176)	(1,319)

Ending balance	￦	1,789,410	952,724	405,121	3,147,255

(*1)	￦4,054 million of buildings increased by transfers from construction-in-progress.
(*2)	Comprise land and buildings, etc.

	2013
	Land		Buildings	Other	Total
Beginning balance	￦	1,742,337	866,431	499,689	3,108,457
Acquisitions (*1)		10,283	165,824	255,603	431,710
Disposals		(5,863)	(5,259)	(154,585)	(165,707)
Depreciation		—	(34,338)	(168,830)	(203,168)
Impairment		—	—	(85)	(85)
Amounts transferred from (to) investment property		56,210	(12,442)	—	43,768
Amounts transferred to assets held for sale (*2)		(3,752)	(2,526)	—	(6,278)
Effects of foreign currency movements		(771)	(2,136)	8,513	5,606

Ending balance	￦	1,798,444	975,554	440,305	3,214,303

(*1)	￦134,790 million of buildings increased by transfers from construction-in-progress.
(*2)	Comprise land and buildings, etc.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

14.	Property and equipment, net (continued)

(c)	Insured assets as of December 31, 2014 are as follows:

Type of insurance	Assets insured	Amount covered		Insurance company
Comprehensive insurance for financial institution	Cash and cash equivalent	￦	22,944	Samsung Fire & Marine Insurance Co., Ltd. and 7 other entities
Package insurance	Land and buildings		1,331,422	Samsung Fire & Marine Insurance Co., Ltd. and 5 other entities
Fire insurance	Equipment		20,744	Hyundai Marine & Fire Insurance Co., Ltd. and 2 other entities
Directors’ and officers’ liability and company reimbursement insurance	—		150,911	Samsung Fire & Marine Insurance Co., Ltd.
Other	—		67,509	Seoul Guarantee Insurance Co., Ltd.

		￦	1,593,530

(*)	In addition, the Group maintains vehicle insurance, medical insurance, fire insurance for its assets, and employee compensation insurance covering loss and liability arising from accidents.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

15.	Intangible assets, net

(a)	Intangible assets as of December 31, 2014 and 2013 are as follows:

	2014		2013
Goodwill	￦	3,824,646	3,835,141
Software		70,708	74,622
Development cost		61,665	87,168
Other		195,824	229,447

	￦	4,152,843	4,226,378

(b)	Changes in intangible assets for the years ended December 31, 2014 and 2013 are as follows:

	2014
	Goodwill		Software	Develop- ment cost	Other	Total
Beginning balance	￦	3,835,141	74,622	87,168	229,447	4,226,378
Acquisitions		—	23,099	9,404	29,717	62,220
Disposals		—	—	—	(10,960)	(10,960)
Impairment (*1)		(10,493)	—	—	(1,965)	(12,458)
Amortization (*2)		—	(27,480)	(34,784)	(49,891)	(112,155)
Effects of foreign currency movements		(2)	467	29	(531)	(37)
Others		—	—	(152)	7	(145)

Ending balance	￦	3,824,646	70,708	61,665	195,824	4,152,843

	2013
	Goodwill		Software	Develop- ment cost	Other	Total
Beginning balance	￦	3,830,363	72,362	115,506	177,265	4,195,496
Acquisitions		—	34,114	12,754	107,537	154,405
Business combination		11,989	—	—	—	11,989
Disposals		(7,211)	(635)	(61)	(8,122)	(16,029)
Impairment (*1)		—	—	—	(2,576)	(2,576)
Amortization (*2)		—	(30,913)	(41,031)	(44,618)	(116,562)
Effects of foreign currency movements		—	(306)	—	(39)	(345)

Ending balance	￦	3,835,141	74,622	87,168	229,447	4,226,378

(*1)	The Group recognized impairment losses from golf and condo memberships with indefinite useful lives by comparing recoverable amounts with carrying amounts.
(*2)	The Group recognized amortization of intangible asset in general and administrative expenses.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

15.	Intangible assets, net (continued)

(c)	Goodwill

i)	Goodwill allocated in the Group’s CGU(*)s as of December 31, 2014 and 2013

	2014		2013
Banking:
Retail	￦	652,344	652,344
Corporate and investment		107,856	107,856
Other		64,326	64,326
Credit card		2,685,389	2,685,389
Life insurance		275,370	275,370
Others		39,361	49,856

	￦	3,824,646	3,835,141

(*)	CGU : cash-generating unit

ii)	Changes in goodwill for the years ended December 31, 2014 and 2013

	2014		2013
Beginning balance	￦	3,835,141	3,830,363
Acquisitions through business combinations		—	11,989
Disposal		—	(7,211)
Impairment loss(*)		(10,493)	—
Other		(2)	—

Ending balance	￦	3,824,646	3,835,141

(*)	The impairment loss during the year ended December 31, 2014 was recognized in ‘Others CGU’.

iii)	Goodwill impairment test

The recoverable amounts of each CGU were evaluated based on their respective value in use.

•	Explanation on evaluation method

The income approach was applied when evaluating the recoverable amounts based on value in use, considering the characteristics of each financial institution.

•	Projection period

When evaluating the value in use, 5.5 year of cash flow estimates – July 31, 2014 through December 31, 2019 – was used in projection and the value thereafter was reflected as terminal value. In case of Shinhan Life Insurance, only the 30 years of future cash flows were applied since the present value of the future cash flows thereafter is not significant.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

15.	Intangible assets, net (continued)

•	Discount rates and terminal growth rates

The required rates of return expected by shareholders were applied to the discount rates by calculating the cost of equity which comprises a risk-free interest rate, a market risk premium and systemic risk (beta factor). Expected terminal growth rate is on the basis of inflation rates.

Discount rates and terminal growth rates applied to each CGU are as follows:

	Discount rates	Terminal growth rate
Banking:
Retail	11.23%	2.80%
Corporate and investment	11.23%, 10.81%	2.80%, 3.20%
Other	11.23%	2.80%
Credit card	10.28%	2.80%
Life insurance	10.00%	—
Other	11.23%, 12.07%	2.80%

iv)	Key assumptions

Key assumptions used in the discounted cash flow calculations of CGUs (other than Shinhan Life Insurance) are as follows:

	2014	2015	2016	2017	2018 and thereafter
CPI growth	1.6%	2.1%	2.8%	2.9%	3.1%
Real retail sales growth	1.1%	2.8%	3.8%	3.5%	3.7%
Real GDP growth	3.7%	3.7%	3.7%	3.5%	3.5%

Key assumptions used in the discounted cash flow calculations of Shinhan Life Insurance are as follows:

Key assumptions
Rate of return on investment	4.22%
Risk-based capital ratio	250.93%

v)	Total recoverable amount and total carrying value of CGUs to which goodwill has been allocated

	Amount
Total recoverable amount	￦	32,028,350
Total carrying value		29,321,287

	￦	2,707,063

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

16.	Investments in associates

(a)	Investments in associates as of December 31, 2014 and 2013 are as follows:

Investees	Country	Reporting date	Ownership (%)
			2014	2013
Cardif Life Insurance (*1,3)	Korea	September 30	14.99	14.99
Aju Capital Co., Ltd. (*1,2)	”	”	12.85	12.85
Pohang TechnoPark 2PFV (*2)	”	December 31	14.90	14.90
Daewontos Co., Ltd. (*1,6)	”	September 30	36.33	36.33
Shinhan Corporate Restructuring Fund 5th (*5)	”	December 31	—	52.58
PT Clemont Finance Indonesia (*1)	Indonesia	September 30	—	30.00
Haejin Shipping Co., Ltd.	HongKong	December 31	24.00	24.00
APC Fund	Cayman Islands	”	25.18	25.18
SHC-IMM New Growth Fund (*5)	Korea	”	64.52	64.52
QCP New Technology Fund 20th	”	”	47.17	47.17
UAMCO., Ltd. (*2)	”	”	17.50	17.50
Miraeasset 3rd Investment Fund	”	”	50.00	50.00
Medici 2nd Investment Fund (*5)	”	”	—	54.67
STI New Growth Engine Investment Fund	”	”	50.00	50.00
AJU-SHC WIN-WIN Company Fund 3 (*5)	”	”	—	70.16
Shinhan K2 Secondary Fund (*4)	”	”	10.75	10.75
Aju 4th Investment Fund	”	”	—	30.00
KDB Daewoo Securities Platinum PEF	”	”	—	20.00
Shinhan-stonebridge Petro PEF (*4)	”	”	1.82	1.82
FAMILY FOOD CO., LTD. (*1)	”	September 30	—	24.63
TS2013-6 M&A Investment Fund	”	December 31	25.00	25.00
Inhee Co., Ltd. (*1,2,6)	”	September 30	15.36	15.36
Truston Falcon Asia US Feeder Fund	Cayman Islands	December 31	—	31.58
Innopolis-CJ Bio Healthcare Fund	Korea	”	25.00	25.00
KDB Daewoo Ruby PEF	”	”	20.00	—
Dream High Fund III (*5)	”	”	54.55	—
Korea Investment Gong-pyeong Office Real Estate Investment Trust 2nd	”	”	50.00	—
DAEGY Electrical Construction., LTD (*1,2)	”	September 30	27.48	—
Kukdong Engineering & Construction CO. (*1,2,6)	”	”	14.30	—
Arkone Asia Access Offshore Feeder Fund Limited	Cayman Islands	December 31	23.64	—
BNPParibas Cardif General Insurance (*1,2)	Korea	September 30	10.00	—
SHC-EN Fund	”	December 31	43.48	—
SP New Technology Business investment Fund I	”	”	23.25	—
Albatross Growth Fund	”	”	36.36	—

(*1)	Financial statements as of September 31, 2014 were used for the equity method since the Group could not obtain the financial statements as of December 31, 2014. Significant trades and events that occurred within the period were properly reflected.
(*2)	The Group applied the equity method as the Group has a significant influence on electing the investees’ board members who can participate in decision making on the financial and operating policies of the investee.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

16.	Investments in associates (continued)

(*3)	The Group can have a significant influence on the investees through important business transactions.
(*4)	As a managing partner, the Group can have a significant influence over the investees.
(*5)	As a limited partner, the Group does not have ability to participate in policy-making processes to obtain economic benefit from the investees that would allow the Group to control the entity.
(*6)	The Group acquired the shares by debt-equity swap during the investees’ work-out process. The Group reclassified available-for-sale financial assets to investments in associates as the reorganization procedures were completed and now the Group can exercise its voting rights to the investees.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

16.	Investments in associates (continued)

(b)	Changes in investments in associates for the years ended December 31, 2014 and 2013 were as follows:

	2014
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Transfer out	Ending balance
Cardif Life Insurance	￦	51,250	(84)	1,216	4,394	—	56,776
Aju Capital Co., Ltd. (*1)		28,223	(1,105)	3,438	(130)	—	30,426
Pohang TechnoPark 2PFV		2,847	—	(870)	—	—	1,977
Daewontos Co., Ltd. (*2)		—	—	—	—	—	—
Shinhan Corporate Restructuring Fund 5th (*3)		—	—	—	—	—	—
PT Clemont Finance Indonesia		5,580	—	(405)	1,568	(6,743)	—
Haejin Shipping Co. Ltd.		1,015	—	(10)	30	—	1,035
APC Fund		22,734	94	10,382	1,929	—	35,139
SHC-IMM New Growth Fund		9,149	—	(201)	—	—	8,948
QCP New Technology Fund 20 th		249	—	21	—	—	270
UAMCO., Ltd.		139,271	(35,043)	10,066	(56)	—	114,238
Miraeasset 3rd Investment Fund		5,736	(3,540)	1,916	(90)	—	4,022
Medici 2nd Investment Fund		3,172	(3,838)	666	—	—	—
STI New growth engine Investment Fund		2,509	—	(51)	—	—	2,458
AJU-SHC WIN-WIN Company Fund 3		5,256	(7,211)	1,955	—	—	—
Shinhan K2 Secondary Fund		3,362	(623)	207	60	—	3,006
Aju 4th Investment Fund		1,580	(1,261)	(319)	—	—	—
KDB Daewoo Securities Platinum PEF		6,563	(6,542)	(21)	—	—	—
Shinhan-stonebridge Petro PEF		16,318	(21)	732	—	—	17,029
FAMILY FOOD CO., LTD.		4,671	(4,211)	—	(460)	—	—
TS2013-6 M&A Investment Fund		3,911	(1,952)	543	(921)	—	1,581
Inhee Co., Ltd.		361	—	170	—	—	531
Truston Falcon Asia US Feeder Fund		10,841	(11,222)	279	102	—	—
Innopolis-CJ Bio Healthcare Fund		3,969	—	1,103	—	—	5,072
KDB Daewoo Ruby PEF		—	6,918	786	—	—	7,704
Dream High Fund III		—	3,000	(37)	—	—	2,963
Korea investment gong-pyeong office real estate investment trust 2nd		—	26,540	1,460	—	—	28,000
DAEGY Electrical Construction., LTD		—	—	41	3	—	44
Kukdong Engineering & Construction CO., LTD		—	9,092	(1,990)	56	—	7,158
Arkone Asia Access Offshore Feeder Fund Limited		—	5,141	(493)	365	—	5,013
BNPParibas Cardif General Insurance		—	1,290	5	—	—	1,295
SHC-EN Fund		—	4,000	(8)	—	—	3,992
SP New Technology Business investment Fund I		—	2,000	(1)	—	—	1,999
Albatross Growth Fund		—	1,200	—	—	—	1,200

	￦	328,567	(17,378)	30,580	6,850	(6,743)	341,876

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

16.	Investments in associates (continued)

(*1)	The market values of investments are ￦47,624 million as of December 31, 2014 based on the quoted market price.
(*2)	The Group has stopped recognizing its equity method income or loss due to the investees’ cumulative loss.
(*3)	The Group has recognized impairment loss on the investments during the year ended December 31, 2013 and the fund was liquidated during the year ended December 31, 2014.

	2013
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Cardif Life Insurance	￦	42,647	8,923	3,964	(4,284)	—	51,250
Aju Capital Co., Ltd. (*)		29,653	(1,849)	568	(149)	—	28,223
Pohang TechnoPark 2PFV		2,895	—	(48)	—	—	2,847
Daewontos Co., Ltd.		122	—	(122)	—	—	—
Shinhan Corporate Restructuring Fund 5th		675	—	(675)	239	(239)	—
DCC Corporate Restructuring Fund 1st		296	(273)	(23)	—	—	—
PT Clemont Finance Indonesia		6,892	—	81	(1,393)	—	5,580
Haejin Shipping Co., Ltd.		—	—	1,051	(36)	—	1,015
APC Fund		38,101	8,640	(23,533)	(474)	—	22,734
SHC-IMM New Growth Fund		8,884	440	(175)	—	—	9,149
QCP New Technology Fund 20th		259	—	(10)	—	—	249
UAMCO., Ltd.		120,917	—	18,373	(19)	—	139,271
Miraeasset 3rd Investment Fund		4,705	—	232	799	—	5,736
Aju-Shinhan 1st Investment Fund		3,748	(3,635)	(113)	—	—	—
Aju-Shinhan 2nd Investment Fund		675	(693)	18	—	—	—
Aju 3rd Investment Fund		3,040	(3,698)	658	—	—	—
Medici 2nd Investment Fund		3,208	—	(36)	—	—	3,172
STI New Growth Engine Investment Fund		2,824	(273)	(42)	—	—	2,509
AJU-SHC WIN-WIN Company Fund 3		2,954	2,139	163	—	—	5,256
Shinhan K2 Secondary Fund		1,692	1,698	(28)	—	—	3,362
Aju 4th Investment Fund		2,977	(3,957)	2,560	—	—	1,580
KDB Daewoo Securities Platinum PEF		6,517	(1,079)	1,125	—	—	6,563
Shinhan-stonebridge Petro PEF		14,837	(417)	1,898	—	—	16,318
SHINHAN 2013-1 New Technology Business Investment Fund		—	(172)	172	—	—	—
FAMILY FOOD CO., LTD.		—	4,158	53	460	—	4,671
TS2013-6 M&A Investment Fund		—	4,000	(89)	—	—	3,911
Inhee Co., Ltd.		—	—	382	(21)	—	361
Truston Falcon Asia US Feeder Fund		—	10,030	913	(102)	—	10,841
Innopolis-CJ Bio Healthcare Fund		—	4,000	(31)	—	—	3,969

	￦	298,518	27,982	7,286	(4,980)	(239)	328,567

(*)	The market value of the investment is ￦37,049 million as of December 31, 2013 based on the quoted market price.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

16.	Investments in associates (continued)

(c)	Condensed statement of financial position information of associates as of December 31, 2014 and 2013 are as follows:

	2014			2013
Investees	Asset		Liability	Asset	Liability
Cardif Life Insurance	￦	3,890,674	3,510,712	3,466,657	3,184,257
Aju Capital Co., Ltd.		6,428,736	5,714,874	6,044,214	5,349,045
Pohang TechnoPark 2PFV		14,668	1,401	20,783	1,676
Daewontos Co., Ltd.		6,139	7,344	6,536	7,740
Shinhan Corporate Restructuring Fund 5th		—	—	12	1
PT Clemont Finance Indonesia		43,972	27,832	56,333	37,734
Haejin Shipping Co. Ltd.		4,523	211	10,118	5,892
APC Fund		139,732	197	90,300	86
SHC-IMM New Growth Fund		14,190	321	14,180	—
QCP New Technology Fund 20 th		572	—	527	—
UAMCO., Ltd.		4,357,490	3,688,589	4,363,884	3,568,061
Miraeasset 3rd Investment Fund		8,215	172	11,579	106
Medici 2nd Investment Fund		—	—	5,803	—
STI New growth engine Investment Fund		4,916	—	5,019	—
AJU-SHC WIN-WIN Company Fund 3		—	—	7,554	62
Shinhan K2 Secondary Fund		27,998	7	31,266	5
Aju 4th Investment Fund		—	—	5,277	13
KDB Daewoo Securities Platinum PEF		—	—	33,005	188
Shinhan-stonebridge Petro PEF		935,256	807	895,695	211
FAMILY FOOD CO., LTD.		—	—	67,882	45,103
TS2013-6 M&A Investment Fund		6,406	76	15,728	82
Inhee Co., Ltd.		16,284	12,826	16,481	14,127
Truston Falcon Asia US Feeder Fund		—	—	35,209	880
Innopolis-CJ Bio Healthcare Fund		20,294	2	15,879	2
KDB Daewoo Ruby PEF		40,525	2,004	—	—
Dream High Fund III		5,432	—	—	—
Korea investment gong-pyeong office real estate investment trust 2nd		56,022	22	—	—
DAEGY Electrical Construction., LTD		1,278	1,119	—	—
Kukdong Engineering & Construction CO., LTD		368,308	337,159	—	—
Arkone Asia Access Offshore Feeder Fund Limited		67,403	46,195	—	—
BNPParibas Cardif General Insurance		33,341	20,392	—	—
SHC-EN Fund		9,183	2	—	—
SP New Technology Business investment Fund I		8,600	6	—	—
Albatross Growth Fund		3,301	—	—	—

	￦	16,513,458	13,372,270	15,219,921	12,215,271

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

16.	Investments in associates (continued)

Condensed statement of comprehensive income information for years ended December 31, 2014 and 2013 were as follows:

	2014
Investees	Operating revenue		Net profit (loss)	Other comprehensive income (loss)	Total comprehensive income (loss)
Cardif Life Insurance	￦	483,911	5,852	29,293	35,145
Aju Capital Co., Ltd.		781,957	26,756	(1,016)	25,740
Pohang TechnoPark 2PFV		—	(5,839)	—	(5,839)
Daewontos Co., Ltd.		10,954	(2)	—	(2)
Shinhan Corporate Restructuring Fund 5th		90	82	—	82
PT Clemont Finance Indonesia		1,362	87	—	87
Haejin Shipping Co. Ltd.		74	(41)	—	(41)
APC Fund		13,756	40,426	—	40,426
SHC-IMM New Growth Fund		102	(155)	—	(155)
QCP New Technology Fund 20 th		51	45	—	45
UAMCO., Ltd.		548,990	57,519	(319)	57,200
Miraeasset 3rd Investment Fund		4,532	3,832	(182)	3,650
Medici 2nd Investment Fund		3,000	1,218	—	1,218
STI New growth engine Investment Fund		—	(110)	—	(110)
AJU-SHC WIN-WIN Company Fund 3		2,278	2,787	—	2,787
Shinhan K2 Secondary Fund		3,545	1,935	562	2,497
Aju 4th Investment Fund		143	(1,061)	—	(1,061)
KDB Daewoo Securities Platinum PEF		—	(111)	—	(111)
Shinhan-stonebridge Petro PEF		43,454	40,118	—	40,118
TS2013-6 M&A Investment Fund		56	(694)	(3,688)	(4,382)
Inhee Co., Ltd.		5,041	1,105	—	1,105
Innopolis-CJ Bio Healthcare Fund		4,414	4,414	—	4,414
KDB Daewoo Ruby PEF		4,422	3,929	—	3,929
Dream High Fund III		6	(68)	—	(68)
Korea investment gong-pyeong office real estate investment trust 2nd		2,821	2,821	—	2,821
DAEGY Electrical Construction., LTD		286	148	—	148
Kukdong Engineering & Construction CO., LTD		57,654	(13,917)	347	(13,570)
Arkone Asia Access Offshore Feeder Fund Limited		(1,349)	(2,087)	—	(2,087)
BNPParibas Cardif General Insurance		4,021	(8,103)	183	(7,920)
SHC-EN Fund		—	(19)	—	(19)
SP New Technology Business investment Fund I		—	(6)	—	(6)
Albatross Growth Fund		1	1	—	1

	￦	1,975,572	160,862	25,180	186,042

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

16.	Investments in associates (continued)

	2013
Investees	Operating revenue		Net profit (loss)	Other comprehensive income (loss)	Total comprehensive income (loss)
Cardif Life Insurance	￦	682,100	18,295	(28,557)	(10,262)
Aju Capital Co., Ltd.		790,073	2,232	1,324	3,556
Pohang TechnoPark 2PFV		—	(322)	—	(322)
Daewontos Co., Ltd.		17,313	(873)	—	(873)
Shinhan Corporate Restructuring Fund 5th		2,213	473	532	1,005
DCC Corporate Restructuring Fund 1st		42	(104)	—	(104)
PT Clemont Finance Indonesia		3,562	268	—	268
Haejin Shipping Co. Ltd.		194	7,572	—	7,572
APC Fund		—	(93,567)	—	(93,567)
SHC-IMM New Growth Fund		85	(271)	—	(271)
QCP New Technology Fund 20th		1	(21)	—	(21)
UAMCO., Ltd.		708,035	105,013	(107)	104,906
Miraeasset 3rd Investment Fund		695	462	1,599	2,061
Aju-Shinhan 1st Investment Fund		274	(189)	—	(189)
Aju-Shinhan 2nd Investment Fund		131	55	—	55
Aju 3rd Investment Fund		1,234	1,097	—	1,097
Medici 2nd Investment Fund		—	(66)	—	(66)
STI New Growth Engine Investment Fund		—	(84)	—	(84)
AJU-SHC WIN-WIN Company Fund 3		869	233	—	233
Shinhan K2 Secondary Fund		680	(258)	—	(258)
Aju 4th Investment Fund		9,265	8,532	—	8,532
KDB Daewoo Securities Platinum PEF		6,000	5,626	—	5,626
Shinhan-stonebridge Petro PEF		107,695	104,163	—	104,163
SHINHAN 2013-1 New Technology Business Investment Fund’		872	729	—	729
FAMILY FOOD CO., LTD.		32,205	217	1,869	2,086
TS2013-6 M&A Investment Fund		355	(354)	—	(354)
Inhee Co., Ltd.		5,866	662	(18,156)	(17,494)
Truston Falcon Asia US Feeder Fund		3,977	2,887	—	2,887
Innopolis-CJ Bio Healthcare Fund		15	(123)	—	(123)

	￦	2,373,751	162,284	(41,496)	120,788

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

16.	Investments in associates (continued)

(d)	Reconciliation of the associates’ financial information to the carrying value of the Group’s investments in the associates as of December 31, 2014 and 2013 are as follow:

	2014
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra- group transactions	Other	Carrying value
Cardif Life Insurance	￦	379,962	14.99	56,991	(215)	—	56,776
Aju Capital Co., Ltd. (*1)		668,171	12.85	85,860	—	(55,434)	30,426
Pohang TechnoPark 2PFV		13,268	14.90	1,977	—	—	1,977
Daewontos Co., Ltd. (*3)		(1,205)	36.33	(438)	—	438	—
Haejin Shipping Co. Ltd.		4,312	24.00	1,035	—	—	1,035
APC Fund		139,535	25.18	35,139	—	—	35,139
SHC-IMM New Growth Fund		13,869	64.52	8,948	—	—	8,948
QCP New Technology Fund 20 th		572	47.17	270	—	—	270
UAMCO., Ltd. (*2)		652,801	17.50	114,238	—	—	114,238
Miraeasset 3rd Investment Fund		8,043	50.00	4,021	—	—	4,021
STI New growth engine Investment Fund		4,916	50.00	2,458	—	—	2,458
Shinhan K2 Secondary Fund		27,991	10.75	3,006	—	—	3,006
Shinhan-stonebridge Petro PEF		934,449	1.82	17,029	—	—	17,029
TS2013-6 M&A Investment Fund		6,330	25.00	1,581	—	—	1,581
Inhee Co., Ltd.		3,458	15.36	531	—	—	531
Innopolis-CJ Bio Healthcare Fund		20,292	25.00	5,072	—	—	5,072
KDB Daewoo Ruby PEF		38,521	20.00	7,704	—	—	7,704
Dream High Fund III		5,432	54.55	2,963	—	—	2,963
Korea investment gong-pyeong office real estate investment trust 2nd		56,000	50.00	28,000	—	—	28,000
DAEGY Electrical Construction., LTD		159	27.48	44	—	—	44
Kukdong Engineering & Construction CO., LTD (*4)		33,318	14.30	4,763	—	2,395	7,158
Arkone Asia Access Offshore Feeder Fund Limited		21,208	23.64	5,014	—	—	5,014
BNPParibas Cardif General Insurance		12,949	10.00	1,295	—	—	1,295
SHC-EN Fund		9,181	43.48	3,992	—	—	3,992
SP New Technology Business investment Fund I		8,594	23.25	1,999	—	—	1,999
Albatross Growth Fund		3,301	36.36	1,200	—	—	1,200

	￦	3,065,427		394,692	(215)	(52,601)	341,876

(*1)	Net assets do not include non-controlling interests and other adjustments represent the cumulative impairment loss and unequal dividends from investee.
(*2)	Net assets do not include non-controlling interests.
(*3)	Other adjustments represent the unrecognized equity method losses because the Group has stopped recognizing its equity method losses due to the investees’ cumulative loss. The unrecognized equity method loss for year ended December 31, 2014 and the cumulative unrecognized equity method loss as of December 31, 2014 are ￦1 million and ￦438 million, respectively.
(*4)	Other adjustments represent the difference between the cost of the investment and the Group’s interests in the net carrying value of the investee’s assets and liabilities at the investment date.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

16.	Investments in associates (continued)

	2013
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying value
Cardif Life Insurance(*1)	￦	282,400	14.99	42,332	(171)	9,089	51,250
Aju Capital Co., Ltd. (*2)		651,747	12.85	83,751	—	(55,528)	28,223
Pohang TechnoPark 2PFV		19,107	14.90	2,847	—	—	2,847
Daewontos Co., Ltd. (*3)		(1,204)	36.33	(437)	—	437	—
Shinhan Corporate Restructuring Fund 5th (*4)		11	52.58	6	—	(6)	—
PT Clemont Finance Indonesia		18,599	30.00	5,580	—	—	5,580
Haejin Shipping Co., Ltd.		4,226	24.00	1,015	—	—	1,015
APC Fund		90,214	25.20	22,734	—	—	22,734
SHC-IMM New Growth Fund		14,180	64.52	9,149	—	—	9,149
QCP New Technology Fund 20th		527	47.17	249	—	—	249
UAMCO., Ltd.		795,823	17.50	139,271	—	—	139,271
Miraeasset 3rd Investment Fund		11,473	50.00	5,736	—	—	5,736
Medici 2nd Investment Fund		5,803	54.67	3,172	—	—	3,172
STI New Growth Engine Investment Fund		5,019	50.00	2,509	—	—	2,509
AJU-SHC WIN-WIN Company Fund 3		7,492	70.16	5,256	—	—	5,256
Shinhan K2 Secondary Fund		31,261	10.75	3,362	—	—	3,362
Aju 4th Investment Fund		5,264	30.00	1,580	—	—	1,580
KDB Daewoo Securities Platinum PEF		32,817	20.00	6,563	—	—	6,563
Shinhan-stonebridge Petro PEF		895,484	1.82	16,318	—	—	16,318
FAMILY FOOD CO., LTD. (*5)		22,779	24.63	5,610	—	(939)	4,671
TS2013-6 M&A Investment Fund		15,646	25.00	3,911	—	—	3,911
Inhee Co., Ltd.		2,354	15.36	361	—	—	361
Truston Falcon Asia US Feeder Fund		34,329	31.58	10,841	—	—	10,841
Innopolis-CJ Bio Healthcare Fund		15,877	25.00	3,969	—	—	3,969

	￦	2,961,228		375,685	(171)	(46,947)	328,567

(*1)	Other adjustments represent the increase in net assets due to paid-in capital increases that occurred between the end of reporting period of the associate and the Group.
(*2)	Net assets do not include non-controlling interests. Other adjustments represent the cumulative impairment loss and unequal dividends from investee.
(*3)	Other adjustments represent the unrecognized equity method losses because the Group has stopped recognizing its equity method losses due to the investees’ cumulative loss. The unrecognized equity method income for the three-month period ended December 31, 2013 and the cumulative unrecognized equity method losses as of December 31, 2013 are ￦437 million and ￦437 million, respectively.
(*4)	Other adjustments represent the cumulative impairment loss.
(*5)	Other adjustments represent the difference between the cost of the investment and the Group’s share of the net fair value of the investee’s identifiable assets and liabilities on acquisition of the investment.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

17.	Investment properties, net

(a)	Investment properties as of December 31, 2014 and 2013 are as follows:

	2014		2013
Acquisition cost	￦	317,775	737,426
Accumulated depreciation		(50,246)	(47,169)

Book value	￦	267,529	690,257

(b)	Changes in investment properties for the years ended December 31, 2014 and 2013 are as follows:

	2014		2013
Beginning balance	￦	690,257	778,505
Acquisitions		1,037	234,432
Disposals		(438,566)	(32,915)
Depreciation		(13,795)	(17,238)
Amounts transferred from (to) property and equipment		26,751	(43,768)
Amounts transferred from (to) assets held for sale (*)		1,841	(228,762)
Foreign currency adjustment		4	3

Ending balance	￦	267,529	690,257

(*)	Comprise land and buildings, etc.

(c)	Income and expenses on investment property for the years ended December 31, 2014 and 2013 were as follows:

	2014		2013
Rental income	￦	60,684	53,024
Direct operating expenses for investment properties that generated rental income		14,902	19,284

(d)	The fair value of investment property as of December 31, 2014 and 2013 is as follows:

	2014		2013
Land and buildings	￦	1,016,009	709,511

(*)	Valuation was based on the recent arm’s length market transactions between knowledgeable and willing parties.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

18.	Other assets, net

Other assets as of December 31, 2014 and 2013 are as follows:

	2014		2013 (Restated see note 48)
Accounts receivable	￦	5,468,811	3,532,502
Domestic exchange settlement debit		2,127,545	2,424,781
Guarantee deposits		1,307,700	1,353,898
Present value discount		(62,993)	(75,218)
Accrued income		1,291,305	1,329,910
Prepaid expense		127,913	133,086
Suspense payments		74,304	74,565
Sundry assets		153,040	157,572
Separate account assets		2,356,530	2,108,617
Advance payments		288,107	180,561
Unamortized deferred acquisition cost		1,060,325	1,152,549
Other		104,717	165,140
Allowances for impairment		(94,677)	(86,956)

	￦	14,202,627	12,451,007

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

19.	Leases

(a)	Finance lease receivables of the Group as lessor as of December 31, 2014 and 2013 are as follows:

	2014
	Gross investment		Unearned finance income	Present value of minimum lease payment	Unguaranteed residual value
Not later than 1 year	￦	736,050	114,368	621,682	—
1 ~ 5 years		1,270,400	71,644	1,198,756	—
Later than 5 years		24,449	552	23,897	—

	￦	2,030,899	186,564	1,844,335	—

	2013
	Gross investment		Unearned finance income	Present value of minimum lease payment	Unguaranteed residual value
Not later than 1 year	￦	689,515	99,379	590,136	—
1 ~ 5 years		1,206,565	110,560	1,096,005	—
Later than 5 years		35,823	1,061	34,762	—

	￦	1,931,903	211,000	1,720,903	—

(b)	The scheduled maturities of minimum lease payments of the Group as lessor as of December 31, 2014 and 2013 are as follows:

i) Finance leases

	2014
	Minimum lease payment		Unearned finance income	Present value of minimum lease payment
Not later than 1 year	￦	736,050	114,368	621,682
1 ~ 5 years		1,270,400	71,644	1,198,756
Later than 5 years		24,449	552	23,897

	￦	2,030,899	186,564	1,844,335

	2013
	Minimum lease payment		Unearned finance income	Present value of minimum lease payment
Not later than 1 year	￦	689,515	99,379	590,136
1 ~ 5 years		1,206,565	110,560	1,096,005
Later than 5 years		35,823	1,061	34,762

	￦	1,931,903	211,000	1,720,903

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

19.	Leases (continued)

ii) Operating leases

	Minimum lease payment
	2014		2013
Not later than 1 year	￦	8,496	9,950
1 ~ 5 years		17,239	10,120

	￦	25,735	20,070

(c)	Future minimum lease payments under non-cancellable operating lease of the Group as lessee as of December 31, 2014 and 2013 are as follows:

	Minimum lease payment
	2014		2013
Not later than 1 year	￦	128,296	94,296
1 ~ 5 years		174,293	115,946
Later than 5 years		5,310	12,238

	￦	307,899	222,480

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

20.	Pledged assets

(a)	Assets pledged as collateral as of December 31, 2014 and 2013 are as follows:

	2014		2013
Loans	￦	132,373	237,277
Securities
Trading assets		10,320,812	6,701,687
Available-for-sale financial assets		2,006,430	2,421,472
Held-to-maturity financial assets		5,219,661	4,922,650
Financial assets designated at fair value through profit or loss		636,399	485,202

		18,183,302	14,531,011

Deposits		456,432	124,716
Real estate		11,691	445,206
Other assets		137,707	93,480

	￦	18,921,505	15,431,690

(*)	The carrying amounts of asset pledged that the pledgees have the right to sell or repledge regardless of the Group’s default as of December 31, 2014 and 2013 are ￦8,323,372 million and ￦6,949,973 million, respectively.

(b)	The fair value of collateral held that the Group has the right to sell or repledge regardless of pledger’s default as of December 31, 2014 and 2013 are as follows:

	2014
	Collateral held		Collateral sold or repledged
Securities	￦	2,432,109	—

	2013
	Collateral held		Collateral sold or repledged
Securities	￦	3,233,542	—

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

21.	Deposits

Deposits as of December 31, 2014 and 2013 are as follows:

	2014		2013
Demand deposits	￦	68,949,585	59,143,510
Time deposits		116,521,457	112,583,986
Negotiable certificates of deposits		2,179,573	1,827,088
Note discount deposits		3,241,082	3,132,185
CMA (*)		1,682,610	1,291,588
Others		1,135,431	831,524

	￦	193,709,738	178,809,881

(*)	CMA: Cash management account deposits

22.	Trading liabilities

Trading liabilities as of December 31, 2014 and 2013 are as follows:

	2014		2013
Securities sold:
Equity	￦	592,667	285,616
Debt		1,453,931	565,422
Others		213,200	8,649

		2,259,798	859,687
Gold deposits		428,936	398,596

	￦	2,688,734	1,258,283

23.	Financial liabilities designated at fair value through profit or loss

Financial liabilities designated at fair value through profit or loss as of December 31, 2014 and 2013 are as follows:

	2014		2013	Reason for designation
Deposits	￦	6,139	—	Combined instrument
Equity-linked securities sold		6,671,481	4,545,850	Combined instrument
Derivatives-combined securities sold		2,318,144	1,362,608	Combined instrument
Securities sold		417	672	Evaluation and management on a fair value basis

	￦	8,996,181	5,909,130

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

24.	Borrowings

(a)	Borrowings as of December 31, 2014 and 2013 are as follows:

	2014
	Interest rate (%)	Amount
Borrowings in won
Borrowings from Bank of Korea	0.50~1.00	￦	1,401,054
Others	0.00~5.05		5,118,274

			6,519,328

Borrowings in foreign currency
Overdraft due to banks	0.55~0.67		337,197
Borrowings from banks	0.28~8.85		2,783,837
Others	0.25~0.79		2,869,681

			5,990,715

Call money	0.10~9.00		2,649,036
Bills sold	1.40~2.50		31,059
Bonds sold under repurchase agreements	0.50~5.82		7,707,954
Due to Bank of Korea in foreign currency	0.10		77,180
Bond issuance costs			(1,505)

		￦	22,973,767

	2013
	Interest rate (%)	Amount
Borrowings in won
Borrowings from Bank of Korea	0.50~1.00	￦	1,291,005
Others	0.00~5.05		6,085,756

			7,376,761

Borrowings in foreign currency
Overdraft due to banks	0.00~0.78		225,689
Borrowings from banks	0.05~1.83		2,640,072
Others	0.55~1.85		1,980,853

			4,846,614

Call money	0.10~5.08		1,403,260
Bills sold	1.50~2.93		28,631
Bonds sold under repurchase agreements	0.30~3.34		6,395,322
Due to Bank of Korea in foreign currency	0.10		94,315
Bond issuance costs			(1,995)

		￦	20,142,908

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

25.	Debt securities issued

Debt securities issued as of December 31, 2014 and 2013 are as follows:

	2014
	Interest rate (%)	Amount
Debt securities issued in won:
Debt securities issued	0.00~8.91	￦	27,567,890
Subordinated debt securities issued	3.41~5.10		3,321,239
Loss on fair value hedges			34,277
Bond issuance cost			(56,050)

			30,867,356

Debt securities issued in foreign currencies:
Debt securities issued	0.32~4.50		6,443,377
Loss on fair value hedges			46,850
Bond issuance cost			(22,971)

			6,467,256

		￦	37,334,612

	2013
	Interest rate (%)	Amount
Debt securities issued in won:
Debt securities issued	0.00~8.36	￦	26,219,135
Subordinated debt securities issued	3.41~8.00		5,510,630
Gain on fair value hedges			(24,853)
Bond issuance cost			(73,895)

			31,631,017

Debt securities issued in foreign currencies:
Debt securities issued	0.74~8.13		5,813,843
Loss on fair value hedges			70,163
Bond issuance cost			(23,584)

			5,860,422

		￦	37,491,439

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

26.	Employee benefits

(a)	Defined benefit plan assets and liabilities

Defined benefit plan assets and liabilities as of December 31, 2014 and 2013 are as follows:

	2014		2013
Present value of defined benefit obligations	￦	1,346,881	1,037,143
Fair value of plan assets		(1,037,424)	(919,488)

Recognized liabilities for defined benefit obligations	￦	309,457	117,655

(b)	Changes in the present value of defined benefit obligation and plan assets for the years ended December 31, 2014 and 2013 were as follows:

	2014
	Defined benefit obligation		Plan assets	Net defined benefit liability
Beginning balance	￦	1,037,143	(919,488)	117,655
Included in profit or loss
Current service cost		138,370	—	138,370
Past service cost		(12,527)	—	(12,527)
Interest expense (income)		48,677	(44,695)	3,982

		174,520	(44,695)	129,825

Included in other comprehensive income:
Remeasurements loss (gain) :
- Actuarial gains (losses) arising from :
Demographic assumptions		(550)	—	(550)
Financial assumptions		186,210	—	186,210
Experience adjustment		(3,214)	—	(3,214)
- Return on plan assets excluding interest income		—	20,953	20,953

		182,446	20,953	203,399

Other :
Benefits paid by the plan		(52,490)	42,644	(9,846)
Contributions paid into the plan		—	(136,838)	(136,838)
Succession from associates		5,199	—	5,199
Effect of movements in exchange rates		63	—	63

		(47,228)	(94,194)	(141,422)

Ending balance	￦	1,346,881	(1,037,424)	309,457

Profit or loss arising from defined benefit plans is included in general and administrative expenses.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

26.	Employee benefits (continued)

	2013
	Defined benefit obligation		Plan assets	Net defined benefit liability
Beginning balance	￦	1,016,018	(793,685)	222,333
Included in profit or loss
Current service cost		142,830	—	142,830
Past service cost		(89,510)	—	(89,510)
Interest expense (income)		42,754	(34,922)	7,832

		96,074	(34,922)	61,152

Included in other comprehensive income:
Remeasurements loss (gain) :
- Actuarial gains(losses) arising from :
Demographic assumptions		(1,109)	—	(1,109)
Financial assumptions		30,798	—	30,798
Experience adjustment		(64,136)	—	(64,136)
- Return on plan assets excluding interest income		—	9,495	9,495

		(34,447)	9,495	(24,952)

Other :
Benefits paid by the plan		(40,451)	31,778	(8,673)
Contributions paid into the plan		—	(131,789)	(131,789)
Change in subsidiaries		42	(365)	(323)
Effect of movements in exchange rates		(93)	—	(93)

		(40,502)	(100,376)	(140,878)

Ending balance	￦	1,037,143	(919,488)	117,655

Profit or loss arising from defined benefit plans is included in general and administrative expenses.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

26.	Employee benefits (continued)

(c)	The composition of plan assets as of December 31, 2014 and 2013 are as follows:

	2014		2013
Plan assets comprise:
Equity securities	￦	52,872	35,691
Debt securities		747	741
Due from banks		982,841	868,455
Other		964	14,601

	￦	1,037,424	919,488

(d)	Actuarial assumptions as of December 31, 2014 and 2013 are as follows:

	2014	2013	Description
Discount rate	3.04%~4.02%	4.12%~4.98%	AA corporate bond yields
Future salary increase rate(*)	2.54%~4.45% + Upgrade rate	2.28%~3.66% + Upgrade rate	Average for 5 years
Weighted-average duration	7.68 year~ 16.33 year	7.71 year~ 16.11 year

(*)	Future salary increase rate of Everdigm Corp., which is Shinhan Private Equity’s consolidated subsidiary, is 7.38% as of December 31, 2014.

(e)	Sensitivity analysis

Reasonably possible changes as of December 31, 2014 to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below.

	Defined benefit obligation
	Increase		Decrease
Discount rate (1%p movement)	￦	1,182,823	1,543,900
Future salary increase rate (1%p movement)		1,544,331	1,179,600

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

27.	Provisions

(a)	Provisions as of December 31, 2014 and 2013 are as follows:

	2014		2013
Asset retirement obligations	￦	44,181	41,730
Expected loss related to litigation		33,377	106,202
Unused credit commitments		402,877	411,171
Bonus card points program		33,113	29,104
Financial guarantee contracts issued		107,209	92,980
Others		73,408	69,096

	￦	694,165	750,283

(b)	Changes in provisions for the years ended December 31, 2014 and 2013 were as follows:

	2014
	Asset retirement		Litigation	Unused credit	Card point (*1)	Guarantee	Other	Total
Beginning balance	￦	41,730	106,202	411,171	29,104	92,980	69,096	750,283
Provision (reversal)		408	(23,458)	(9,592)	42,095	10,365	29,439	49,257
Provision used		(2,576)	(49,807)	—	(48,928)	—	(25,900)	(127,211)
Foreign exchange translation		—	440	1,298	—	11,603	773	14,114
Others		4,619	—	—	10,842	(7,739)	—	7,722

Ending balance	￦	44,181	33,377	402,877	33,113	107,209	73,408	694,165

	2013
	Asset retirement		Litigation	Unused credit	Card point (*1)	Guarantee	Other	Total
Beginning balance	￦	39,348	135,748	415,420	24,873	77,840	54,656	747,885
Provision (reversal)		301	3,456	(5,390)	60,847	21,906	61,961	143,081
Provision used		(993)	(32,844)	—	(56,616)	—	(44,515)	(134,968)
Foreign exchange translation		—	(158)	1,141	—	2,240	(41)	3,182
Others		3,074	—	—	—	(9,006)	(2,965)	(8,897)

Ending balance	￦	41,730	106,202	411,171	29,104	92,980	69,096	750,283

(*1)	Provisions for card point were classified as fees and commission expense.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

27.	Provisions (continued)

(c)	Asset retirement obligation liabilities represent the estimated cost to restore the existing leased properties which is discounted to the present value using the appropriate discount rate at the end of the reporting period. Disbursements of such costs are expected to incur at the end of lease contract. Such costs are reasonably estimated using the average lease year and the average restoration expenses. The average lease year is calculated based on the past ten-year historical data of the expired leases. The average restoration expense is calculated based on the actual costs incurred for the past three years using the three-year average inflation rate.

(d)	Allowance for guarantees and acceptances as of December 31, 2014 and 2013 are as follows:

	2014		2013
Guarantees and acceptances outstanding	￦	10,796,896	10,564,718
Contingent guarantees and acceptances		4,335,333	5,053,750
ABS and ABCP purchase commitments		2,143,308	1,599,331
Endorsed bill		51,043	54,460

	￦	17,326,580	17,272,259

Allowance for loss on guarantees and acceptances	￦	107,209	92,980
Ratio	%	0.62	0.54

28.	Liability under insurance contracts

(a)	Insurance liabilities as of December 31, 2014 and 2013 are as follows:

	2014		2013 (Restated see note 48)
Policy reserve	￦	17,763,576	15,662,872
Policyholder’s equity adjustment		12,704	(1,045)

	￦	17,776,280	15,661,827

(b)	Policy reserve of December 31, 2014 and 2013 are as follows:

	2014		2013 (Restated see note 48)
Interest rate linked	￦	11,832,073	10,266,822
Fixed interest rate		5,931,503	5,396,050

	￦	17,763,576	15,662,872

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

28.	Liability under insurance contracts (continued)

(c)	The details of policy reserves as of December 31, 2014 and 2013 are as follows:

	2014
	Individual insurance					Group insurance
	Pure endowment		Death	Endowment	Subtotal	Pure protection	Savings	Subtotal	Total
Premium reserve	￦	3,657,740	7,338,766	5,793,465	16,789,971	36,939	286	37,225	16,827,196
Guarantee reserve		10,601	20,965	179	31,745	—	—	—	31,745
Unearned premium reserve		3	544	—	547	1,228	—	1,228	1,775
Reserve for outstanding claims		62,489	629,976	143,756	836,221	29,929	—	29,929	866,150
Interest rate difference guarantee reserve		2,214	176	16	2,406	—	—	—	2,406
Mortality gains reserve		7,072	5,639	294	13,005	6	—	6	13,011
Interest gains reserve		15,101	276	25	15,402	—	—	—	15,402
Long term duration dividend reserve		65	11	2	78	—	—	—	78
Reserve for policyholder’s profit dividend		3,666	—	—	3,666	—	—	—	3,666
Reserve for losses on dividend insurance contract		2,147	—	—	2,147	—	—	—	2,147

	￦	3,761,098	7,996,353	5,937,737	17,695,188	68,102	286	68,388	17,763,576

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

28.	Liability under insurance contracts (continued)

	2013 (Restated, see note 48)
	Individual insurance					Group insurance
	Pure endowment		Death	Endowment	Subtotal	Pure protection	Savings	Subtotal	Total
Premium reserve	￦	3,302,310	6,484,119	5,023,728	14,810,157	38,091	278	38,369	14,848,526
Guarantee reserve		10,141	13,495	187	23,823	—	—	—	23,823
Unearned premium reserve		3	621	—	624	556	—	556	1,180
Reserve for outstanding claims		55,723	563,061	104,958	723,742	29,046	—	29,046	752,788
Interest rate difference guarantee reserve		2,422	194	19	2,635	—	—	—	2,635
Mortality gains reserve		7,579	6,246	354	14,179	5	—	5	14,184
Interest gains reserve		12,461	296	27	12,784	—	—	—	12,784
Long term duration dividend reserve		70	12	2	84	—	—	—	84
Reserve for policyholder’s profit dividend		3,877	—	—	3,877	—	—	—	3,877
Reserve for losses on dividend insurance contract		2,991	—	—	2,991	—	—	—	2,991

	￦	3,397,577	7,068,044	5,129,275	15,594,896	67,698	278	67,976	15,662,872

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

28.	Liability under insurance contracts (continued)

(d)	Reinsurance credit risk as of December 31, 2014 and 2013 are as follows:

	2014
	Reinsurance assets		Reinsurance account receivable
AA- to AA+	￦	270	661
A- to A+		750	1,114

	￦	1,020	1,775

	2013
	Reinsurance assets		Reinsurance account receivable
AA- to AA+	￦	129	434
A- to A+		647	1,673

	￦	776	2,107

(e)	Income or expenses on insurance for the years ended December 31, 2014 and 2013 are as follows:

	2014		2013 (Restated see note 48)
Insurance income
Premium income	￦	4,199,227	4,210,818
Reinsurance income		3,595	4,301
Separate account income		18,298	14,894

		4,221,120	4,230,013
Insurance expenses
Claims paid		(1,890,213)	(1,679,865)
Reinsurance premium expenses		(4,485)	(4,115)
Provision for policy reserves		(2,100,459)	(2,246,076)
Separate account expenses		(18,298)	(14,894)
Discount charge		(394)	(1,640)
Acquisition costs		(514,997)	(566,456)
Collection expenses		(13,251)	(12,538)
Deferred acquisition costs		370,925	431,058
Amortization of deferred acquisition costs		(463,148)	(518,265)

		(4,634,320)	(4,612,791)

Net loss on insurance	￦	(413,200)	(382,778)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

28.	Liability under insurance contracts (continued)

(f)	Maturity of premium reserve as of December 31, 2014 and 2013 are as follows:

	2014
	Less than 1 year		1 ~ 3 years	3 ~ 7 years	7 ~ 10 years	10 ~ 20 years	More than 20 years	Total
Interest rate linked	￦	21,789	41,189	430,313	493,853	1,149,626	3,225,055	5,361,825
Fixed interest rate		83,211	92,768	1,062,364	839,953	978,613	8,408,462	11,465,371

Ending balance	￦	105,000	133,957	1,492,677	1,333,806	2,128,239	11,633,517	16,827,196

	2013
	Less than 1 year		1 ~ 3 years	3 ~ 7 years	7 ~ 10 years	10 ~ 20 years	More than 20 years	Total
Interest rate linked	￦	41,429	37,924	349,342	377,535	1,221,327	2,849,376	4,876,933
Fixed interest rate		127,120	132,806	646,877	983,459	846,873	7,234,458	9,971,593

Ending balance	￦	168,549	170,730	996,219	1,360,994	2,068,200	10,083,834	14,848,526

(g)	Liability adequacy test, LAT

Liability adequacy tests were performed on the premium reserve, unearned premium reserve and guarantee reserve for the contracts held at December 31, 2014 and 2013. The premium reserve considered the amount net level premium reserve less, where appropriate, deferred acquisition cost in accordance with the article 6-3 of Regulation on Supervision of Insurance Business Act.

The assumptions of the current estimation used to assessment and their basis for calculation was as follows:

Assumptions
	2014	2013	Measurement basis
Discount rate	3.41% ~ 21.03%	3.74% ~ 10.61%	Future rate of return on invested asset based on the rate scenario suggested by FSS

Mortality rate	5% ~ 310%	9% ~ 256%	Rate of premium paid on risk premium based on experience-based rate by classes of sales channel, product and transition period of last 5 years

Operating expense rate	Acquisition cost - The first time : 90% ~ 818% - From the second time : 0% ~ 258% Maintenance expense (each case): 1,325won ~ 6,634won Collection expenses (on gross premium): 0won ~431won	Acquisition cost - The first time : 90.0% ~ 534% - From the second time : 0% ~ 274% Maintenance expense (each case): 1,232won ~ 9,429won Collection expenses (on gross premium): 0won ~438won	Operating expense rate on gross premium or expense per contract based on experience-based rate of last 1 year

Surrender ratio	0% ~ 62.7%	0% ~ 60.9%	Surrender ratio by classes of sales channel, product and transition period of last 5 years

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

28.	Liability under insurance contracts (continued)

The result of liability adequacy test as of December 31, 2014 and 2013 are as follows:

	2014
	Provisions for test		LAT base	Premium loss (surplus)
Participating
Fixed interest	￦	592,415	1,150,996	558,581
Variable interest		696,080	726,853	30,773

		1,288,495	1,877,849	589,354

Non- Participating
Fixed interest		4,451,910	3,991,966	(459,944)
Variable interest		12,369,639	10,620,204	(1,749,435)

		16,821,549	14,612,170	(2,209,378)

Option and guarantee		31,747	98,400	66,653

	￦	18,141,791	16,588,419	(1,553,372)

	2013
	Provisions for test		LAT base	Premium loss (surplus)
Participating
Fixed interest	￦	586,624	1,080,943	494,319
Variable interest		626,862	621,944	(4,918)

		1,213,486	1,702,887	489,401

Non- Participating
Fixed interest		3,920,626	3,546,318	(374,308)
Variable interest		10,706,716	8,446,667	(2,260,049)

		14,627,342	11,992,985	(2,634,357)

Option and guarantee		23,822	204,963	181,141

	￦	15,864,650	13,900,835	(1,963,815)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

28.	Liability under insurance contracts (continued)

Sensitivity analysis as of December 31, 2014 and 2013 are as follows:

	LAT fluctuation
	2014		2013
Discount rate increased by 0.5%	￦	(1,028,258)	(876,040)
Discount rate decreased by 0.5%		1,202,286	993,435
Operating expense increased by 10%		241,465	224,335
Mortality rate increased by 10%		495,624	513,309
Mortality rate increased by 5%		248,801	256,274
Surrender ratio increased by 10%		151,132	165,307

(*)	As a result of sensitivity analysis above, there are no effects on income and capital, because the increase of LAT does not exceed LAT surplus.

29.	Other liabilities

Other liabilities as of December 31, 2014 and 2013 are as follows:

	2014		2013
Accounts payable	￦	6,762,516	4,854,478
Accrued expenses		3,216,009	3,302,409
Dividend payable		24,524	27,837
Advance receipts		62,326	243,412
Unearned income (*)		354,822	318,572
Withholding value-added tax and other taxes		490,556	492,469
Securities deposit received		733,023	654,826
Foreign exchange remittances pending		228,017	206,405
Domestic exchange remittances pending		1,524,019	1,022,871
Borrowing from trust account		2,020,712	2,299,929
Due to agencies		648,430	588,020
Deposits for subscription		88,010	72,270
Separate account liabilities		2,411,454	2,203,997
Sundry liabilities		2,398,937	2,538,431
Other		100,978	219,286
Present value discount account		(24,468)	(24,397)

	￦	21,039,865	19,020,815

(*)	Changes in deferred (unearned) point income for the years ended December 31, 2014 and 2013 are as follows:

	2014		2013
Beginning balance	￦	140,436	158,895
Deferred income		262,383	208,618
Recognized income		(234,331)	(227,077)

Ending balance	￦	168,488	140,436

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

30.	Equity

(a) Equity as of December 31, 2014 and 2013 are as follows:

	2014		2013 (Restated see note 48)
Capital stock:	￦
Common stock		2,370,998	2,370,998
Preferred stock		274,055	274,055

		2,645,053	2,645,053

Hybrid bond		537,443	537,443
Capital surplus:
Share premium		9,494,769	9,494,769
Others		392,566	392,566

		9,887,335	9,887,335

Capital adjustments		(393,405)	(393,128)
Accumulated other comprehensive income, net of tax:
Valuation gain (loss) on available-for-sale financial assets		1,092,622	958,115
Equity in other comprehensive income of associates		6,945	690
Foreign currency translation adjustments for foreign operations		(158,107)	(146,122)
Net loss from cash flow hedges		(15,134)	1,243
Other comprehensive income of separate account		5,703	(117)
Actuarial gains (losses)		(294,135)	(140,842)

		637,894	672,967

Retained earnings (*1)		15,869,779	14,188,480
Non-controlling interest (*2)		1,330,809	2,316,988

	￦	30,514,908	29,855,138

(*1)	Restriction on appropriation of retained earnings is as follows:

1)	Legal reserve of ￦1,690,125 million and ￦1,616,961 million for the years ended December 31, 2014 and 2013, respectively
2)	Regulatory reserve for loan loss of ￦8,479 million and ￦7,621 million for the years ended December 31, 2014 and 2013, respectively
3)	Retained earnings restricted for dividend at subsidiaries level pursuant to law and regulations amounts to ￦3,916,816 million for the years ended December 31, 2014.

(*2)	The hybrid bonds of ￦1,100,250 million and ￦2,099,350 million issued by Shinhan Bank were attributed to non-controlling interests as of December 31, 2014 and 2013, respectively. Dividends to those hybrid bonds of ￦96,293 million and ￦133,268 million were attributed to non-controlling interests for years ended December 31, 2014 and 2013, respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

30.	Equity (continued)

(b)	Capital stock

i)	Capital stock of the Group as of December 31, 2014 and 2013 are as follows:

Number of authorized shares		1,000,000,000
Par value per share in won	￦	5,000
Number of issued common stocks outstanding		474,199,587
Number of issued preferred stocks outstanding		11,100,000

The capital stock does not match the total amount of the par value for preferred stock issued ￦55,500 million as of December 31, 2014 because redeemable preferred stock (43,711,000 shares) has been repaid by retirement of stock method.

ii)	Preferred stocks issued by the Group as of December 31, 2014 are as follows:

	Number of shares	Predetermined dividend rate (%) (*1)	Redeemable period
Redeemable preferred stock:
Series 12 (*2)	11,100,000	5.58%	April 21, 2016 - April 21, 2031

(*1)	Based on initial issuance price
(*2)	The Group maintains the right to redeem Series 12 redeemable preferred stock in part or in its entirety during the redeemable period at par value (reflecting contract dividend rate). If the preferred shares are not redeemed by the end of the redeemable period, those rights will lapse.

(c)	Hybrid bond

Hybrid bond classified as other equity as of December 31, 2014 and 2013 are as follows:

Issue date	Maturity date	2014		2013	Interest rate (%)
October 24, 2011	October 24, 2041	￦	238,582	238,582	5.80%
May 22, 2012	May 22, 2042		298,861	298,861	5.34%

		￦	537,443	537,443

The above hybrid bonds can be repaid at par value early after 5 years from date of issuance, and the Group has an unconditional right to extend the maturity under the same condition. In addition, if no dividend is to be paid for common shares, the agreed interest is also not paid.

(d)	Capital adjustments

Changes in capital adjustments for the years ended December 31, 2014 and 2013 are as follows:

	2014		2013
Beginning balance	￦	(393,128)	(393,097)
Other transactions with owners		(277)	(31)

Ending balance	￦	(393,405)	(393,128)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

30.	Equity (continued)

(e)	Accumulated other comprehensive income

i)	Changes in accumulated other comprehensive income for the years ended December 31, 2014 and 2013 are as follows:

	2014
	Items that are or may be reclassified to profit or loss						Items that will never be reclassified to profit or loss	Total
	Unrealized gain (loss) on available-for-sale financial assets		Equity in other comprehensive income of associates	Foreign currency translation adjustments for foreign operations	Net loss from cash flow hedges	Other comprehensive income of separate account	Remeasurements of the defined benefit plans
Beginning balance	￦	958,115	690	(146,123)	1,244	(117)	(140,842)	672,967
Change due to fair value		629,374	6,849	—	—	7,678	—	643,901
Reclassification:
Change due to impairment or disposal		(479,184)	—	—	—	—	—	(479,184)
Effect of hedge accounting		—	—	—	(96,405)	—	—	(96,405)
Hedging		2,181	—	15,622	74,798	—	—	92,601
Effects from exchange rate fluctuations		21,468	—	(30,376)	—	—	—	(8,908)
Remeasurements of the defined benefit plans		—	—	—	—	—	(203,300)	(203,300)
Deferred income taxes		(37,931)	(594)	1,886	5,229	(1,858)	48,884	15,616
Non-controlling interests		(1,401)	—	884		—	1,123	606

Ending balance	￦	1,092,622	6,945	(158,107)	(15,134)	5,703	(294,135)	637,894

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

30.	Equity (continued)

	2013 (Restated, see note 48)
	Items that are or may be reclassified to profit or loss						Items that will never be reclassified to profit or loss	Total
	Unrealized gain (loss) on available-for-sale financial assets		Equity in other comprehensive income of associates	Foreign currency translation adjustments for foreign operations	Net loss from cash flow hedges	Other comprehensive income of separate account	Remeasurements of the defined benefit plans
Beginning balance	￦	1,225,809	5,501	(88,298)	(4,846)	1,713	(159,758)	980,121
Change due to fair value		234,026	(4,979)	—	—	(2,414)	—	226,633
Reclassification:
Change due to impairment or disposal		(583,253)	—	—	—	—	—	(583,253)
Effect of hedge accounting		—	—	—	37,580	—	—	37,580
Hedging		4,170	—	71,031	(29,546)	—	—	45,655
Effects from exchange rate fluctuations		(9,374)	—	(116,552)	—	—	—	(125,926)
Remeasurements of the defined benefit plans		—	—	—	—	—	24,635	24,635
Deferred income taxes		85,488	168	(12,324)	(1,944)	584	(6,036)	65,936
Non-controlling Interests		1,249	—	20	—	—	317	1,586

Ending balance	￦	958,115	690	(146,123)	1,244	(117)	(140,842)	672,967

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

30.	Equity (continued)

(f)	Appropriation of retained earnings

Statements of appropriation of retained earnings for the years ended December 31, 2014 and 2013 are as follows:

	2014		2013 (Restated, see note 48)
Unappropriated retained earnings:
Balance at beginning of year	￦	5,232,139	4,972,608
Dividend to hybrid bonds		(29,940)	(29,940)
Net income		662,623	731,638

		5,864,822	5,674,306
Reversal of regulatory reserve for loan losses		—	1,165

		5,864,822	5,675,471

Appropriation of retained earnings:
Legal reserve		66,262	73,164
Regulatory reserve for loan losses		858	—
Dividends
Dividends on common stocks paid		450,490	308,230
Dividends on preferred stocks paid		61,938	61,938

		579,548	443,332

Unappropriated retained earnings to be carried over to subsequent year	￦	5,285,274	5,232,139

Date of appropriation:		March 25, 2015	March 26, 2014

(*)	These statements of appropriation of retained earnings were based on the separate financial statements of the parent company.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

30.	Equity (continued)

(g) Regulatory reserve for loan loss

In accordance with Regulations for the Supervision of Financial Institutions, the Group reserves the difference between allowance for credit losses by K-IFRS and by Regulations for the Supervision of Financial Institutions at the account of regulatory reserve for loan losses.

i)	Changes in regulatory reserve for loan losses including non-controlling interests for the years ended December 31, 2014 and 2013 were as follows:

	2014		2013
Beginning balance	￦	2,236,131	2,268,459
Planned regulatory reserve for (reversal of) loan losses		(729)	(32,328)

Ending balance	￦	2,235,402	2,236,131

ii)	Profit attributable to equity holders of Shinhan Financial Group and earnings per share after adjusted for regulatory reserve for loan losses for the years ended December 31, 2014 and 2013 are as follows:

	2014		2013 (Restated see note 48)
Profit attributable to equity holders of Shinhan Financial Group	￦	2,081,110	1,898,577
Provision for regulatory reserve for loan losses		1,241	33,112

Profit attributable to equity holders of Shinhan Financial Group after adjusted for regulatory reserve	￦	2,082,351	1,931,689

Basic and diluted earnings per share after adjusted for regulatory reserve in won		4,198	3,880

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

31.	Dividends

(a)	Details of dividends recognized as distributions to common stockholders for the years ended December 31, 2014 and 2013 are as follows:

	2014		2013
Total number of shares issued and outstanding	￦	474,199,587	474,199,587
Par value per share in won		5,000	5,000
Dividend per share in won		950	650

Dividends	￦	450,490	308,230

Dividend rate per share	%	19.0	13.0

(b)	Details of dividends recognized as distributions to preferred stockholders for the years ended December 31, 2014 and 2013 are as follows:

	2014
	Total shares outstanding	Dividend per share in won	Total dividend		Issue price per share in won	Dividend rate per issue price
Convertible redeemable preferred stock series 12	11,100,000	5,580	￦	61,938	100,000	5.58%

	2013
	Total shares outstanding	Dividend per share in won	Total dividend		Issue price per share in won	Dividend rate per issue price
Convertible redeemable preferred stock series 12	11,100,000	5,580	￦	61,938	100,000	5.58%

(c)	Dividend for hybrid bond was calculated as follows for years ended December 31, 2014 and 2013.

	2014		2013
Amount of hybrid bond	￦	540,000	540,000
Interest rate	%	5.34~5.80	5.34~5.80

Dividend	￦	29,939	29,939

(d)	There is no unrecognized dividend on cumulative preferred stocks as of December 31, 2014 and 2013.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

32.	Net interest income

Net interest income for the years ended December 31, 2014 and 2013 are as follows:

	2014		2013 (Restated see note 48)
Interest income:
Cash and due from banks	￦	236,919	200,853
Trading assets		583,234	492,766
Financial assets designated at fair value through profit or loss		36,894	37,989
Available-for-sale financial assets		825,790	985,104
Held-to-maturity financial assets		521,683	527,853
Loans		9,713,860	10,168,445
Others		142,127	178,312

		12,060,507	12,591,322
Interest expense:
Deposits		(3,449,480)	(3,914,160)
Borrowings		(443,668)	(468,395)
Debt securities issued		(1,301,872)	(1,521,461)
Others		(75,687)	(82,422)

		(5,270,707)	(5,986,438)

Net interest income	￦	6,789,800	6,604,884

33.	Net fees and commission income

Net fees and commission income for the years ended December 31, 2014 and 2013 are as follows:

	2014		2013
Fees and commission income:
Credit placement fees	￦	63,462	66,891
Commission received as electronic charge receipt		135,472	132,146
Brokerage fees		320,700	328,781
Commission received as agency		190,759	212,982
Investment banking fees		50,158	44,530
Commission received in foreign exchange activities		143,365	143,177
Asset management fees		60,635	50,592
Credit card fees		2,200,964	2,105,870
Others		394,985	404,699

		3,560,500	3,489,668
Fees and commission expense:
Credit-related fee		(32,757)	(38,486)
Credit card fees		(1,725,712)	(1,726,023)
Others		(332,873)	(338,804)

		(2,091,342)	(2,103,313)

Net fees and commission income	￦	1,469,158	1,386,355

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

34.	Dividend income

Dividend income for the years ended December 31, 2014 and 2013 are as follows:

	2014		2013 (Restated see note 48)
Trading assets	￦	13,585	6,243
Available-for-sale financial assets		162,213	149,741

	￦	175,798	155,984

35.	Net trading income (loss)

Net trading income (loss) for the years ended December 31, 2014 and 2013 are as follows:

	2014		2013 (Restated see note 48)
Trading assets
Gain (loss) on valuation of debt securities	￦	58,143	(9,790)
Gain (loss) on sale of debt securities		44,699	(42,150)
Gain on valuation of equity securities		33,007	33,862
Gain on sale of equity securities		46,636	50,660
Loss on valuation of other trading assets		(1,623)	(91,522)

		180,862	(58,940)

Trading liabilities
Gain (loss) on valuation of securities sold		31,095	2,695
Gain (loss) on disposition of securities sold		15,280	11,695
Gain on valuation of other trading liabilities		(17,781)	157,547
Gain on disposition of other trading liabilities		1,296	2,355

		29,890	174,292

Derivatives
Gain (loss) on valuation of derivatives		(254,367)	(322,890)
Gain on transaction of derivatives		306,107	282,450

		51,740	(40,440)

	￦	262,492	74,912

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

36.	Net gain (loss) on financial instruments designated at fair value through profit or loss

Net gain (loss) on financial instruments designated at fair value through profit or loss for the years ended December 31, 2014 and 2013 are as follows:

	2014		2013
Financial assets designated at fair value through profit or loss:
Other securities
Gain on valuation	￦	22,147	30,346
Debt securities
Gain on valuation		27,458	7,180
Gain on sale and redemption		19,770	21,858

		47,228	29,038

Equity securities
Dividend income		850	688
Gain (loss) on valuation		5,684	(3,210)
Gain on sale		2,451	26,786

		8,985	24,264

Financial liabilities designated at fair value through profit or loss:
Other securities
Gain on valuation		32	—
Loss on disposal and redemption		3	—

		35	—
Borrowings
Gain (loss) on valuation		(171,537)	143,329
Loss on disposal and redemption		(267,830)	(348,997)

		(439,367)	(205,668)

	￦	(360,972)	(122,020)

37.	Net impairment loss on financial assets

Net impairment loss on financial assets for the years ended December 31, 2014 and 2013 are as follows:

	2014		2013
Impairment losses on:
Loans	￦	894,722	1,082,366
Available-for-sale financial assets		243,895	229,614
Other financial assets		49,706	42,561

		1,188,323	1,354,541
Reversal of impairment losses on:
Available-for-sale financial assets		13,944	14,644

	￦	1,174,379	1,339,897

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

38.	General and administrative expenses

General and administrative expenses for the years ended December 31, 2014 and 2013 are as follows:

	2014		2013
Employee benefits:
Salaries	￦	2,475,184	2,330,885
Severance benefits:
Defined contribution		18,608	15,371
Defined benefit		125,552	61,152
Termination benefits		120,308	90,096

		2,739,652	2,497,504
Rent		353,879	348,239
Entertainment		33,248	34,224
Depreciation		200,811	203,168
Amortization		112,155	116,562
Taxes and dues		197,433	164,906
Advertising		229,643	211,304
Research		11,871	12,733
Others		584,191	613,910

	￦	4,462,883	4,202,550

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

39.	Share-based payments

(a)	Stock options granted as of December 31, 2014 are as follows:

	4th grant(*1)(*2)		5th grant(*1)(*2)		6th grant		7th grant(*1)
Grant date		March 30, 2005		March 21, 2006		March 20, 2007		March 19,2008
Exercise price in won	￦	28,006	￦	38,829	￦	54,560	￦	49,053
Number of shares granted		2,695,200		3,296,200		1,301,050		808,700
Contractual exercise period		Within four years after three years from grant date		Within four years after three years from grant date		Within four years after three years from grant date		Within four years after three years from grant date
Changes in number of shares granted:
Balance at January 1, 2014		102,389		108,356		1,025,856		619,778
Exercised		—		—		—		126,699
Expired		—		—		1,025,856		—

Balance at December 31, 2014		102,389		108,356		—		493,079

Assumptions used to determine the fair value of options:
Risk-free interest rate		—		—		—		2.05%
Expected exercise period		—		—		—		2 months
Expected stock price volatility		—		—		—		16.90%
Expected dividend yield		—		—		—		1.58%
Fair value per share	￦	16,444	￦	5,621		—	￦	39

(*1)	The equity instruments granted are fully vested as of December 31, 2014. The weighted average share price for 703,824 stock options outstanding at December 31, 2014 is ￦44,417.
(*2)	As of December 31, 2014, the exercise of the remaining stock options (4th and 5th grant) was temporarily suspended.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

39.	Share-based payments (continued)

(b)	Performance shares granted as of December 31, 2014 are as follows:

	Expired	Not expired
Type	Cash-settled share-based payment
Performance conditions	Increase rate of the stock price and achievement of target ROE
Operating period (*1)	4 or 5 years
Estimated number of shares vested at December 31, 2014	219,853	664,125
Fair value per share in won	￦45,926 and ￦47,376 (*2)	￦44,450

(*1)	Four-year period is applied from the beginning of the year that the grant date belongs while five-year period for the shares with deferred payment.
(*2)	￦45,926 of fair value per unit is applied for the shares that are vested at December 31, 2013 and ￦47,376 for the shares that are vested at December 31, 2014, respectively.

The amount of cash payment for the Group’s cash-settled share-based payment arrangements with performance conditions is determined at the fourth anniversary date from the grant date based on the share price which is an arithmetic mean of weighted average share prices of the past two-months, past one-month and past one-week. As such the fair value of number of shares expired is estimated using the arithmetic mean of weighted average share prices at the day after expiration date and the fair value of number of shares non-expired is estimated using the closing share price at the end of reporting year.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

39.	Share-based payments (continued)

(c)	Share-based compensation costs for the years ended December 31, 2014 and 2013 are as follows:

	2014
	Employees of
	The controlling company		The subsidiaries	Total
Stock options granted :
4th	￦	(26)	(266)	(292)
5th		(18)	(291)	(309)
6th		(1)	(4)	(5)
7th		(216)	(876)	(1,092)
Performance shares		2,264	12,939	15,203

	￦	2,003	11,502	13,505

	2013
	Employees of
	The controlling company		The subsidiaries	Total
Stock options granted :
4th	￦	76	789	865
5th		494	3,190	3,684
6th		(9)	(62)	(71)
7th		81	427	508
Performance shares		2,189	12,272	14,461

	￦	2,831	16,616	19,447

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

39.	Share-based payments (continued)

(d)	Accrued expenses and the intrinsic value as of December 31, 2014 and 2013 are as follows:

	2014
	Employees of
	The controlling company		The subsidiaries	Total
Stock options granted :
4th	￦	147	1,537	1,684
5th		36	573	609
6th		—	—	—
7th		4	15	19
Performance shares		6,327	33,584	39,911

	￦	6,514	35,709	42,223

The intrinsic value of share-based payments is ￦42,024 million as of December 31, 2014. For calculating, the quoted market price ￦44,450 per share was used for stock options and the fair value was considered as intrinsic value for performance shares, respectively.

	2013
	Employees of
	The controlling company		The subsidiaries	Total
Stock options granted :
4th	￦	173	1,802	1,975
5th		54	864	918
6th		1	4	5
7th		220	1,161	1,381
Performance shares		5,267	35,531	40,798

	￦	5,715	39,362	45,077

The intrinsic value of share-based payments is ￦43,691 million as of December 31, 2013. For calculating, the quoted market price ￦47,300 per share was used for stock options and the fair value was considered as intrinsic value for performance shares, respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

40.	Net other operating income (expense)

Other operating income and other operating expense for the years ended December 31, 2014 and 2013 are as follows:

	2014		2013
Other operating income
Gain on sale of assets:
Loans	￦	72,061	219,423
Others:
Gain on hedge activity		422,637	336,650
Reversal of allowance for acceptances and guarantee		2,262	5,317
Gain on trust account		5,374	3,960
Gain on other allowance		37,567	19,582
Others		376,861	259,070

		844,701	624,579

		916,762	844,002

Other operating expense
Loss on sale of assets:
Loans		(1,249)	(36,580)
Others:
Loss on hedge activity		(338,818)	(363,531)
Contribution		(250,159)	(249,730)
Loss on allowance for acceptances and guarantee		(12,867)	(27,223)
Loss on other allowance		(32,477)	(56,903)
Depreciation of operating lease assets		(9,058)	(7,734)
Others		(807,787)	(641,988)

		(1,451,166)	(1,347,109)

		1,452,415	(1,383,689)

Net other operating expenses	￦	(535,653)	(539,687)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

41.	Net other non-operating expenses

Other non-operating income and other non-operating expense for the years ended December 31, 2014 and 2013 are as follows:

	2014		2013
Other non-operating income
Gain on sale of assets:
Property and equipment	￦	1,229	1,405
Investment property		123,723	5,170
Non-current assets held-for-sale		—	3,012
Lease assets		1,203	898
Others		405	193

		126,560	10,678

Gain on sale of Investments in associates		—	59
Others:
Rental income on investment property		60,684	52,733
Reversal of impairment losses on Property and equipment and intangible asset		—	170
Gain from assets contributed		259	561
Others		97,127	92,099

		158,070	145,563

		284,630	156,300

Other non-operating expense
Loss on sale of assets:
Property and equipment		(3,558)	(3,301)
Investment property		(5,168)	—
Lease assets		(2,108)	(1,094)
Others		(42)	—

		(10,876)	(4,395)

Loss on sale of investments in associates		(1,076)	—
Impairment loss on investments in associates		—	(239)

		(1,076)	(239)

Others:
Donations		(18,828)	(48,619)
Depreciation of investment properties		(13,795)	(17,238)
Impaired loss on property and equipment		—	(85)
Impaired loss on intangible assets		(12,458)	(2,746)
Write-off of intangible assets		(1,572)	(552)
Loss on bond retirement		(107)	(1,780)
Collecting of written-off expenses		(4,718)	(5,740)
Others		(39,014)	(37,638)

		(90,492)	(114,398)

		(102,444)	(119,032)

Net other non-operating income	￦	182,186	37,268

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

42.	Income tax expense

(a)	Income tax expense for the years ended December 31, 2014 and 2013 are as follows:

	2014		2013 (Restated see note 48)
Current income tax expense	￦	689,216	681,278
Adjustment for prior periods		(1,772)	(1,785)
Temporary differences		(37,003)	(123,632)
Income tax recognized in other comprehensive income		17,524	65,353

Income tax expenses	￦	667,965	621,214

(b)	Income tax expense (benefit) is calculated by multiplying net income before tax with the tax rate for the years ended December 31, 2014 and 2013 are as follows:

	2014		2013 (Restated see note 48)
Income before income taxes	￦	2,867,576	2,676,553
Income taxes at statutory tax rates	￦	692,384	646,591
Adjustments :
Non-taxable income		(31,865)	(37,017)
Non-deductible expense		21,874	14,304
Tax credit		(639)	(1,982)
Other		(12,017)	1,103
Refund due to adjustments of prior year tax returns		(1,772)	(1,785)

Income tax expense	￦	667,965	621,214

Effective tax rate	%	23.29	23.21

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

42.	Income tax expense (continued)

(c)	Deferred tax expenses by origination and reversal of deferred assets and liabilities and temporary differences for the years ended December 31, 2014 and 2013 are as follows:

	2014
	Beginning balance		Profit or loss	Other comprehensive income	Ending balance
Unearned income	￦	(150,138)	14,323	—	(135,815)
Account receivable		(1,898)	(14,288)	—	(16,186)
Trading assets		(18,770)	(30,355)	—	(49,125)
Available-for-sale		229,579	(148,975)	(37,931)	42,673
Investment in subsidiaries		(6,557)	25,428	(594)	18,277
Valuation and depreciation of property and equipment		(145,687)	(489)	—	(146,176)
Derivative asset (liability)		19,289	(16,346)	5,229	8,172
Deposits		25,690	3,518	—	29,208
Accrued expenses		72,321	39,115	—	111,436
Defined benefit obligation		205,116	26,346	47,745	279,207
Plan assets		(194,466)	(43,841)	1,099	(237,208)
Other provisions		232,391	(25,893)	—	206,498
Allowance for acceptances and guarantees		22,497	3,417	—	25,914
Allowance related to asset revaluation		(44,789)	(21)	—	(44,810)
Allowance for expensing depreciation		(690)	56	—	(634)
Deemed dividend		1,334	—	—	1,334
Accrued contributions		12,236	1,072	—	13,308
Financial instruments designated at fair value through profit of loss		(28,879)	70,902	—	42,023
Allowances		36,305	23,427	—	59,732
Fictitious dividend		6,511	(1,136)	—	5,375
Liability under insurance contracts		5,765	1,918	—	7,683
Other		(95,375)	91,320	1,976	(2,079)

	￦	181,785	19,498	17,524	218,807

(*)	Deferred tax assets from overseas subsidiaries were decreased by ￦65 million due to foreign exchange rate movements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

42.	Income tax expense (continued)

	2013 (Restated, see note 48)
	Beginning balance		Profit or loss	Other comprehensive income	Ending balance
Unearned income	￦	(149,438)	(700)	—	(150,138)
Account receivable		(12,970)	11,072	—	(1,898)
Trading assets		(10,435)	(8,335)	—	(18,770)
Available-for-sale		57,009	86,095	86,475	229,579
Investment in subsidiaries		(10,545)	3,820	168	(6,557)
Valuation and depreciation of property and equipment		(145,683)	(4)	—	(145,687)
Derivative asset (liability)		50,666	(29,433)	(1,944)	19,289
Deposits		32,000	(6,310)	—	25,690
Accrued expenses		64,051	8,270	—	72,321
Defined benefit obligation		224,640	(13,179)	(6,345)	205,116
Plan assets		(154,768)	(40,016)	318	(194,466)
Other provisions		234,739	(2,348)	—	232,391
Allowance for acceptances and guarantees		18,659	3,838	—	22,497
Allowance related to asset revaluation		(44,873)	84	—	(44,789)
Allowance for expensing depreciation		(746)	56	—	(690)
Deemed dividend		1,334	—	—	1,334
Accrued contributions		14,841	(2,605)	—	12,236
Financial instruments designated at fair value through profit of loss		(65,209)	36,330	—	(28,879)
Allowances		44,579	(8,274)	—	36,305
Fictitious dividend		1,069	5,442	—	6,511
Liability under insurance contracts		3,329	2,436	—	5,765
Other		(94,031)	11,975	(13,319)	(95,375)

	￦	58,218	58,214	65,353	181,785

(*)	Deferred tax assets from overseas subsidiaries were decreased by ￦65 million due to foreign exchange rate movements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

42.	Income tax expense (continued)

(d)	Deferred tax assets and liabilities that were directly charged or credited to equity for the years ended December 31, 2014 and 2013 are as follows:

	January 1, 2014			Changes		December 31, 2014
	OCI (*2)		Tax effect	OCI (*2)	Tax effect	OCI (*2)	Tax effect
Valuation gain (loss) on available-for-sale financial assets	￦	1,264,042	(305,927)	172,438	(37,931)	1,436,480	(343,858)
Foreign currency translation adjustments for foreign operations		(121,120)	(25,003)	(13,960)	1,976	(135,080)	(23,027)
Gain(loss) on cash flow hedge		1,641	(397)	(21,607)	5,229	(19,966)	4,832
Equity in other comprehensive income of associates		(239)	929	6,849	(594)	6,610	335
The accumulated other comprehensive income in separate account (*1)		(154)	36	7,678	(1,857)	7,524	(1,821)
Remeasurements of the defined benefit liability		(185,810)	44,968	(202,137)	48,844	(387,947)	93,812

Income tax charged or credited directly to equity	￦	958,360	(285,394)	(50,739)	15,667	907,621	(269,727)

	January 1, 2013			Changes (Restated see note 48)		December 31, 2013 (Restated see note 48)
	OCI (*2)		Tax effect	OCI (*2)	Tax effect	OCI (*2)	Tax effect
Valuation gain (loss) on available-for-sale financial assets	￦	1,617,225	(391,415)	(353,183)	85,488	1,264,042	(305,927)
Foreign currency translation adjustments for foreign operations		(75,619)	(12,679)	(45,501)	(12,324)	(121,120)	(25,003)
Gain(loss) on cash flow hedge		(6,393)	1,547	8,034	(1,944)	1,641	(397)
Equity in other comprehensive income of associates		4,741	761	(4,980)	168	(239)	929
The accumulated other comprehensive income in separate account (*1)		2,258	(547)	(2,412)	583	(154)	36
Remeasurements of the defined benefit liability		(210,762)	51,004	24,952	(6,036)	(185,810)	44,968

Income tax charged or credited directly to equity	￦	1,331,450	(351,329)	(373,090)	65,935	958,360	(285,394)

(*1)	Deferred tax effects, which are originated from the accumulated other comprehensive income in separate account, were included in the other assets of separate account’s financial statement.
(*2)	OCI : other comprehensive income

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

42.	Income tax expense (continued)

(e)	The amount of deductible temporary differences, unused tax losses, and unused tax credits that are not recognized as deferred tax assets as of December 31, 2014 and 2013 are as follows:

	2014		2013
Tax loss carry forward (*)	￦	99,449	99,449

(*)	At the end of reporting date, the expected extinctive date of tax loss carry forward and tax credits carry forward that are not recognized as deferred tax assets are as follows:

	1 year or less		1-2 years	2-3 years	More than 3 years
Tax loss carry forward	￦	—	—	—	99,449

(f)	The amount of temporary difference regarding investment in subsidiaries that are not recognized as deferred tax liabilities as of December 31, 2014 and 2013 are as follows:

	2014	2013
Investment in associates	￦ (11,532)	(10,357)

(g)	The Group set off a deferred tax asset against a deferred tax liability of the same taxable entity if, and only if, they relate to income taxes levied by the same taxation authority and the entity has a legally enforceable right to set off current tax assets against current tax liabilities. Deferred tax assets and liabilities presented on a gross basis prior to any offsetting as of December 31, 2014 and 2013 are as follows:

	2014		2013
Deferred tax assets	￦	280,599	216,113
Deferred tax liabilities		(61,792)	(34,328)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

43.	Earnings per share

Basic and diluted earnings per share for the years ended December 31, 2014 and 2013 are as follows:

	2014		2013 (Restated see note 48)
Profit attributable to equity holders of Shinhan Financial Group	￦	2,081,110	1,898,577
Less:
Dividends on preferred stock		61,938	61,938
Hybrid bond		29,940	29,940

		91,878	91,878

Net profit available for common stock		1,989,232	1,806,699
Weighted average number of common shares outstanding		474,199,587	474,199,587

Basic and diluted earnings per share in won	￦	4,195	3,810

44.	Commitments and contingencies

(a)	Guarantees, acceptances and credit commitments as of December 31, 2014 and 2013 are as follows:

	2014		2013
Guarantees
Guarantee outstanding	￦	10,796,896	10,564,718
Contingent guarantees		4,335,333	5,053,750

		15,132,229	15,618,468

Commitments to extend credit		—	—
Loan commitments in won		52,723,778	53,343,728
Loan commitments in foreign currency		20,195,691	20,120,391
ABS and ABCP commitments(*)		2,143,308	1,599,331
Others		1,226,604	1,185,788

		76,289,381	76,249,238

Endorsed bills		—	—
Secured endorsed bills		51,043	54,460
Unsecured endorsed bills		10,914,587	11,327,272

		10,965,630	11,381,732

Loans sold with recourse		2,099	2,099

	￦	102,389,339	103,251,537

(*)	The Group consolidates a structured entity when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to most significantly affect those returns through its power over the structured entity based on the terms in the agreement relating to the establishment of the structured entity. As the Group’s interests in the structured entities are presented as liabilities in the consolidated statement of financial position of the Group, the Group does not recognize non-controlling interests for the consolidated structured entities. The Group provides ABCP purchase agreement amounting to ￦492,195 million to the structured entities described above.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

44.	Commitments and contingencies (continued)

(b)	Legal contingencies

The Group’s pending lawsuits as a defendant for the years ended December 31, 2014 are as follows.

Case	Number of claim	Descriptions	Claim amount
Billing of Goods	1	The plaintiff filed claims against the Group for payment of goods that were based on a forged guarantee of payment. The first appeal was ruled against the Group, and therefore, the Group has paid the claim amount. The Group is in progress with its second appeal.	43,761
Compensation for a loss	1	The plaintiff has filed a lawsuit against the Group claiming that the Group should compensate for a loss of the damaged right of management insisting the Group had purchased the shares of Shinho Paper Co., Ltd. while being aware that the sale had been executed against the will of the members of Aram Corporate Restructuring Association. The first and second court decided partially in favor of the plaintiff, and therefore, the Group has paid the claim amount. The Group is in progress with its third appeal.	47,200
Void Contract and Return of Unjust Enrichment	6	Claims to void or cancel currency futures option. The Group is in progress with its second and third appeal, and recognizes provisions for the expected loss.	43,406
VAN Fee Fixing	19	Agency of VAN filed claims against VAN and the credit card company. The agency filed a lawsuit against VAN and the Group claiming for losses due to fee fixing. 19 cases were all for the same claim, and therefore, there were partial losses for VAN and the Group. Of the 19 cases, 12 cases are currently pending in their second appeal, one case is pending in its third appeal, and four cases completed their third appeal.	33,116
Other	201	Various cases such as a compensation for a loss claim.	208,998

	228		376,481

As of December 31, 2014, the Group recorded ￦33,377 million as provisions and ￦1,161 million as liabilities under insurance contracts with respect to these lawsuits.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

44.	Commitments and contingencies (continued)

(c)	Contingent assets

The creditors of Samsung Motors Co., Ltd. (currently known as Renault Samsung Motors., Ltd.), including the Group, entered into a written agreement regarding the bankruptcy of Samsung Motors Co., Ltd. on September 1999. The written agreement states that should the disposal price of the 3.5 million contributed shares of Samsung Life Insurance to the financial institutions and creditors of Samsung Motors Co., Ltd. as of December 31, 2000 fall below 2.45 trillion won, the Samsung Group affiliates shall be responsible for the deficit and therefore, provide the financial institutions and creditors with contributed capital or purchases of subordinated bonds. The agreement also states that should the Samsung Group affiliates fail to meet these conditions, the affiliates shall be held responsible to pay the interests for the overdue amounts.

Based on the written agreement stated above, the Group and the creditors of Samsung Motors Co., Ltd., filed a lawsuit claiming for the contracted amounts on December 9, 2005 against Chairman Lee Kun-Hee and the Samsung Group affiliates. On January 29, 2015, the Supreme Court ruled in favor of the Group and the creditors of Samsung Motors Co., Ltd.

45.	Statement of cash flows

(a)	Cash and cash equivalents in the consolidated statements of cash flows as of December 31, 2014 and 2013 are as follows:

	2014		2013
Cash and due from banks	￦	20,608,513	16,484,168
Due from financial institutions with a maturity over three months from date of acquisition		(4,739,947)	(4,320,575)
Restricted due from banks		(10,264,156)	(6,142,417)

	￦	5,604,410	6,021,176

(b)	Significant non-cash activities for the years ended December 31, 2014 and 2013 are as follows:

	2014		2013
Increase in available-for-sale financial assets from debt-equity swap	￦	129,215	159,966
Transfers from construction-in-progress to property and equipment		4,054	134,790
Transfers between property and equipment and investment property		26,751	43,768
Transfers from property and equipment to assets held for sale		3,196	6,278
Transfers from investment property to assets held for sale		146,126	228,762

(c)	On January 11, 2013, the Group obtained a controlling ownership over Yehanbyoul Savings Bank by acquiring an 100% of the outstanding and voting interests for ￦45,813 million won in consideration. Net cash flow provided by the business combination was ￦385,291 million as the investee had ￦431,104 million of cash and cash equivalents.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

46.	Related parties

Intra-group balances, and income and expenses arising from intra-group transactions are eliminated in preparing the consolidated financial statements.

(a)	Significant balances with the related parties as of December 31, 2014 and 2013 are as follows:

Related party	Account	2014		2013
Investments in associates:
Aju Capital Co., Ltd.	Trading assets	￦	50,000	60,000
”	Loans and receivables		200,000	50,000
”	Credit card assets		2,011	2,049
”	Allowances		(624)	(285)
”	Deposits		1,184	470
”	Provisions		78	280
UAMCO., Ltd.	Loans and receivables		—	—
”	Credit card assets		43	49
”	Allowances		(1)	(1)
”	Deposits		28,801	1,719
”	Provisions		50	50
Pohang TechnoPark2PFV	Deposits		14,666	14,689
Cardif Life Insurance	Accounts receivable		115	118
”	Credit card assets		119	103
”	Allowances		(1)	(1)
”	Deposits		194	262
”	Provisions		1	1
BNPParibas Cardif General Insurance	Credit card assets		26	40
”	Allowances		(1)	(1)
”	Deposits		7	—
Korea investment gong-pyeong office real estate investment trust 2nd	Deposits		32,002	18,001
Kukdong Engineering & Construction CO.,LTD	Credit card assets		17	15
”	Allowances		(1)	(1)
”	Deposits		6,986	—
Shinhan Corporate Restructuring Fund 5th	Accounts receivable		—	27
”	Allowances for credit losses		—	(27)
Dream High Fund III	Deposits		301	—
Miraeasset 3rd Investment Fund	Deposits		1,777	158
KDB Daewoo Ruby PEF	Deposits		2,025	—
Medici 2nd Investment Fund	Deposits		—	62
KDB Daewoo Securities Platinum PEF	Deposits		—	652
FAMILY FOOD CO., LTD.	Provisions		—	5
SP New Technology Business investment Fund I	Accounts receivable		5	—
Key management personnel and their immediate relatives:	Loans and receivables		4,642	4,560

	Assets	￦	256,350	116,645
	Liabilities		88,072	18,348

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

46.	Related parties (continued)

(b)	Significant transactions with the related parties for the years ended December 31, 2014 and 2013 are as follows:

Related party	Account	2014		2013
Investments in associates
Aju Capital co., Ltd	Interest income	￦	5,638	2,185
”	Fees and commission income		487	889
”	Net other operating income		202	—
”	Reversal of credit losses		—	1
”	Interest expense		(1)	(24)
”	Fees and commission expense		(1,693)	(881)
”	Provision for credit losses		(340)	(21)
UAMCO., Ltd	Interest income		40	115
”	Fees and commission income		7	5
”	Reversal of credit losses		1	—
”	Interest expense		(1)	(1)
”	Provision for credit losses		—	(1)
Pohang TechnoPark2PFV	Interest expense		(15)	(15)
Cardif Life Insurance	Fees and commission income		1,661	1,193
”	Provision for credit losses		(1)	(1)
Kukdong Engineering & Construction CO.,LTD	Interest income		—	—
”	Fees and commission income		15	—
”	Interest expense		(40)	—
”	Fees and commission expense		(4)	—
”	Provision for credit losses		(1)	(1)
Inhee Co., Ltd.	Interest income		—	1
Shinhan K2 Secondary Fund	Fees and commission income		465	464
Shinhan 2013-1 Fund	Fees and commission income		—	88
BNPParibas Cardif General Insurance	Fees and commission income		9	4
”	Reversal of credit losses		1	1
Korea investment gong-pyeong office real estate investment trust 2nd	Interest expense		(1,274)	—
FAMILY FOOD CO., LTD.	Other operating income		5	—
Dream High Fund III	Interest expense		(6)	—
Miraeasset 3rd Investment Fund	Interest expense		(1)	(2)
Shinhan 2014-1 Fund	Fees and commission income		9	—
SHC-EN Fund	Fees and commission income		8	—
SP New Technology Business investment Fund I	Fees and commission income		5	—
UNW Securitization Specialty Co., Ltd.	Fees and commission income		—	56
UW 3rd Securitization Specialty Co., Ltd.	Fees and commission income		—	93
UK Second Asset Securitization Specialty Co., Ltd.	Fees and commission income		—	14
Key management personnel and their immediate relatives
Interest income			170	168

		￦	5,346	4,330

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

46.	Related parties (continued)

(c)	Key management personnel compensation

Key management personnel compensation for the years ended December 31, 2014 and 2013 are as follows:

	2014		2013
Short-term employee benefits	￦	18,392	18,980
Severance benefits		422	322
Share-based payment transactions		6,541	6,475

	￦	25,355	25,777

(d)	There are no guarantees provided between the related parties as of December 31, 2014 and 2013.

47.	Information of trust business

(a)	Significant balances with trust business as of December 31, 2014 and 2013 are as follows:

	2014		2013
Borrowings from trust account	￦	2,020,712	2,299,929
Accrued fees on trust accounts		16,227	15,206
Accrued interest expense		526	665

(b)	Transactions with trust business for the years ended December 31, 2014 and 2013 are as follows:

	2014		2013
Trust management fees	￦	49,877	42,347
Interest on borrowings from trust account		44,899	50,050

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

48.	Retrospective restatement

Change in accounting policy

The Group reclassified hybrid bonds held for investment purposes by Shinhan Life Insurance, from equity securities to debt securities in accordance with the interpretation by the Korea Accounting Institute in 2014.

Correction of prior period misstatement

The Group retrospectively restated prior period’s comparative financial statements due to effects from incomplete fund transfer within Shinhan Life Insurance’s general and separate accounts. As explained below, incomplete fund transfer caused understatement of reserve for policyholder’s profit dividend by ￦5,372 million as of December 31, 2013.

Effects of restatement

The following tables summarize the effects of the hybrid bond reclassification and the incomplete fund transfer on the Group’s comparative consolidated statements of financial position and its financial performance as of and for the year ended December 31, 2013. Although the effects of the change in accounting policy and the prior period misstatement are not considered material to the financial position or results of operations, the Group has restated comparative periods for consistency of presentation.

	December 31, 2013
	As previously reported		Reclassification of hybrid bonds	Incomplete fund transfer	Restated
Available-for-sale financial assets	￦	33,604,301	(7,734)	—	33,596,567
Deferred tax assets		196,780	(370)	—	196,410
Other assets		12,449,193	514	1,300	12,451,007
Derivative liabilities		2,026,534	(7,139)	—	2,019,395
Liabilities under insurance contracts		15,656,455	—	5,372	15,661,827
Accumulated other comprehensive income, net of tax		671,807	1,160	—	672,967
Retained earnings		14,194,163	(1,611)	(4,072)	14,188,480

	2013
	As previously reported		Reclassification of hybrid bonds	Incomplete fund transfer	Restated
Net interest income	￦	6,602,856	2,028	—	6,604,884
Net insurance income		(379,322)	—	(3,456)	(382,778)
Dividend income		158,016	(2,032)	—	155,984
Net trading income		77,034	(2,122)	—	74,912
Income tax expense		(622,565)	515	836	(621,214)
Profit for the year		2,059,570	(1,611)	(2,620)	2,055,339
Other comprehensive income		(309,900)	1,160	—	(308,740)
Net income attributable to equity holders of Shinhan Financial Group		1,902,808	(1,611)	(2,620)	1,898,577
Total comprehensive income attributable to equity holders of Shinhan Financial Group		1,594,494	(451)	(2,620)	1,591,423
Basic and diluted earnings per share in won		3,819	(3)	(6)	3,810

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

49.	Interests in unconsolidated structured entities

(a)	The nature and extent of interests in unconsolidated structured entities

The Group is involved in assets-backed securitization, structured financing, beneficiary certificates and other structured entities and characteristics of these structured entities are as follows:

Description
Assets-backed securitization

Securitization vehicles are established to buy assets from originators and issue asset-backed securities in order to facilitate the originators’ funding activities and enhance their financial soundness. The Group is involved in the securitization vehicles by purchasing (or committing to purchase) the asset-backed securities issued and/or providing other forms of credit enhancement.

The Group does not consolidate a securitization vehicle if (i) the Group is unable to make or approve decisions as to the modification of the terms and conditions of the securities issued by such vehicle or disposal of such vehicles’ assets, (ii) (even if the Group is so able) if the Group does not have the exclusive or primary power to do so, or (iii) if the Group does not have exposure, or right, to a significant amount of variable returns from such entity due to the purchase (or commitment to purchase) of asset-backed securities so issued or subordinated obligations or by providing other forms of credit support.

Structured financing	Structured entities for project financing are established to raise funds and invest in a specific project such as M&A (mergers and acquisitions), BTL (build-transfer-lease), shipping finance, etc. The Group is involved in the structured entities by originating loans, investing in equity, or providing credit enhancement.

Investment fund	Investment fund means an investment trust, a PEF (private equity fund) or a partnership which invests in a group of assets such as stocks or bonds by issuing a type of beneficiary certificates to raise funds from the general public, and distributes its income and capital gains to their investors. The Group manages assets by investing in shares of investment fund or playing a role of an operator or a GP (general partner) of investment fund, on behalf of other investors.

The size of unconsolidated structured entities as of December 31, 2014 are as follows:

	2014		2013
Total assets:
Asset-backed securitization	￦	33,603,260	45,419,633
Structured financing		52,342,495	86,940,716
Investment fund		29,096,759	34,636,571

	￦	115,042,514	166,996,920

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

49.	Interests in unconsolidated structured entities (continued)

(b)	Nature of risks

i)	The carrying amounts of the assets and liabilities relating to its interests in unconsolidated structured entities as of December 31, 2014 and 2013 are as follows:

	2014
	Assets-backed securitization		Structured financing	Investment fund	Total
Assets:
Loans	￦	383,011	4,658,388	613,089	5,654,488
Trading assets		573,919	48,877	10,950	633,746
Derivative assets		42	—	—	42
Available-for-sale financial assets		575,360	253,740	2,085,276	2,914,376
Held-to-maturity financial assets		154,103	—	—	154,103
Other assets		555	—	15,038	15,593

		1,686,900	4,961,005	2,724,353	9,372,348

Liabilities:
Other		1,200	—	658	1,858

	￦	1,200	—	658	1,858

	2013
	Assets-backed securitization		Structured financing	Investment fund	Total
Assets:
Loans	￦	165,698	5,156,721	12,361	5,334,780
Trading assets		230,729	—	41,008	271,737
Derivative assets		884	1,075	—	1,959
Available-for-sale financial assets		1,074,673	237,146	1,991,374	3,303,193
Held-to-maturity financial assets		119,945	—	—	119,945
Other assets		580	—	—	580

	￦	1,592,509	5,394,942	2,044,743	9,032,194

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of won)

49.	Interests in unconsolidated structured entities (continued)

ii)	Exposure to risk relating to its interests in unconsolidated structured entities as of December 31, 2014 and 2013 are as follows:

	2014
	Assets-backed securitization		Structured financing	Investment fund	Total
Assets held	￦	1,686,991	4,961,049	2,724,352	9,372,392
ABS and ABCP commitments		325,195	167,000	103,702	595,897
Loan commitments		1,631,113	229,540	26,454	1,887,107
Guarantees		—	28,888	—	28,888

	￦	3,643,299	5,386,477	2,854,508	11,884,284

	2013
	Assets-backed securitization		Structured financing	Investment fund	Total
Assets held	￦	1,592,509	5,394,942	2,044,743	9,032,194
ABS and ABCP commitments		157,000	183,800	18,913	359,713
Loan commitments		1,258,531	783,639	18,449	2,060,619
Guarantees		—	5,410	—	5,410

	￦	3,008,040	6,367,791	2,082,105	11,457,936

iii)	Losses incurred relating to the Group’s interests in unconsolidated structured entities for the years ended December 31, 2014 and 2013 were as follows:

	2014		2013
Losses on:
Asset-backed securitization	￦	987	1,801
Structured financing		—	—
Investment fund		42,429	18,866

	￦	43,416	20,667